Dated February 18, 2026

Share Sale and Purchase Agreement regarding Shares in Sanity Group GmbH

Hogan Lovells International LLP Karl-Scharnagl-Ring 5, 80539 Munich
[Certain portions of this exhibit have been redacted as they are both not material and are of the type of information that the Company treats as private or confidential. Redacted information is denoted by “[*]” in this exhibit.  The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.]

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Share Sale and Purchase Agreement
regarding Sanity Group GmbH
by and between
(1)[*]
– hereinafter "Seller (1)" or "Founder (1) Vehicle"–
(2)[*]
– hereinafter "Seller (2)" or "Founder (2) Vehicle" –
– Founder (1) Vehicle and Founder (2) Vehicle are hereinafter individually referred to as a "Founder Vehicle" and collectively referred to as the "Founder Vehicles" –
(3)[*]
– hereinafter "Seller (3)" –
(4)[*]
– hereinafter "Seller (4)" –
(5)[*]
– hereinafter "Seller (5)" –
(6)[*]
– hereinafter "Seller (6)" –
(7)[*]
– hereinafter "Seller (7)" –
(8)[*]
– hereinafter "Seller (8)" –
(9)[*]
– hereinafter "Seller (9)" –
(10)[*]
– hereinafter "Seller (10)" –
(11)[*]
– hereinafter "Seller (11)" –
(12)[*]
– hereinafter "Seller (12)" –
(13)[*]

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– hereinafter "Seller (13)" –
(14)[*]
– hereinafter "Seller (14)" –
(15)[*]
– hereinafter "Seller (15)" –
(16)[*]
– hereinafter "Seller (16)" –
(17)[*]
– hereinafter "Seller (17)" –
(18)[*]
– hereinafter "Seller (18)" –
(19)[*]
– hereinafter "Seller (19)" –
(20)[*]
– hereinafter "Seller (20)" –
(21)[*]
– hereinafter "Seller (21)" –
(22)[*]
– hereinafter "Seller (22)" –
(23)[*]
– hereinafter "Seller (23)" –
(24)[*]
– hereinafter "Seller (24)" –
(25)[*]
– hereinafter "Seller (25)" –
(26)[*]

– hereinafter "Seller (26)" –
(27)[*]
– hereinafter "Seller (27)" –

(28)[*]
– hereinafter "Seller (28)" or "Trustee" –
(29)[*]
– hereinafter "Seller (29)" –
(30)[*]
– hereinafter "Seller (30)" –
(31)[*]
– hereinafter "Seller (31)" –
(32)[*],
– hereinafter "Seller (32)" –
(33)[*]
– hereinafter "Seller (33)" –
(34)[*]
– hereinafter "Seller (34)" –
(35)[*]
– hereinafter "Seller (35)" –
(36)[*]
– hereinafter "Seller (36)" –
– Seller (1) through Seller (36) are hereinafter individually referred to as a "Seller" and collectively referred to as the "Sellers" –
(37)[*]
– [*] –
(38)[*],
– hereinafter "PW" –
(39)[*],
– [*] –
(40)[*],
[*] –
–[*] are hereinafter individually referred to as a "Trustor" and collectively referred to as the "Trustors" –

(41)[*]
– hereinafter "Founder (1)"–
(42)[*]
– hereinafter "Founder (2)" –
– Founder (1) and Founder (2) are hereinafter individually referred to as a "Founder" and collectively referred to as the "Founders" –
– Sellers, Trustors and Founders are hereinafter individually referred to as a "Sellers' Party" and collectively referred to as the "Sellers' Parties" –
(43)Organigram Global Inc. (formerly Organigram Holdings Inc), a corporation under the laws of Canada, with registered seat in Moncton, New Brunswick, registered with Canada's Business Registries under Business Number 804424059RC0001,
– hereinafter "Parent" –
(44)Blitz 25-645 GmbH, a limited liability company under the laws of Germany, registered with the commercial register of the local court of Munich, under HRB 308060, business address Maximiliansplatz 17, c/o Blitzstart Holding GmbH, 80333 Munich, Germany,
– hereinafter "German Holdco" –
(45)Blitz 25-646 GmbH, a limited liability company under the laws of Germany, registered with the commercial register of the local court of Munich, under HRB 308046, business address Maximiliansplatz 17, c/o Blitzstart Holding GmbH, 80333 Munich, Germany,
– hereinafter "Purchaser" –
– Parent, German Holdco and Purchaser are hereinafter individually referred to as a "OGI Party" and collectively referred to as the "OGI Parties" –
(46)Sanity Group GmbH, limited liability company under the laws of Germany, registered with the commercial register of the local court of Charlottenburg, under HRB 206368 B, business address Jägerstraße 28-31, 10117 Berlin, Germany
– hereinafter the "Company" –
– Sellers, Trustors, OGI Parties, Founders and Company are hereinafter individually referred to as a "Party" and collectively referred to as the "Parties", whereas (i) the Founders shall solely become a Party to this Agreement for the purpose of Sections 1.4(b), 8.2, 10, 23, 24.1, 25, 26.1 and 28 and (ii) Founder (1) in addition shall also become a Party to this Agreement for the purpose of Section 21 –

Table of Contents
1.    SALE AND TRANSFER OF SALE SHARES    4
2.    Purchase Price    6
3.    Fixed Purchase Price    8
4.    Effective Date Accounts    12
5.    Earn-Out    18
6.    [*]    29
7.    Sellers' Organigram Shares    30
8.    Liquidation Seller (3)    31
9.    Amendment of CLA    31
10.    Termination of Shareholders' and Framework Agreement    32
11.    Pre-Closing Covenants    32
12.    Closing Conditions    39
13.    Closing    42
14.    Warranties of the Sellers    45
15.    Remedies    49
16.    Special Sellers' Indemnities    55
17.    Limitations to Seller's Liability    56
18.    Warranties of the Purchaser    58
19.    Tax Warranties/Indemnity and Tax Matters    59
20.    Confidentiality, Announcements and Press Releases    67
21.    Non-Competition and related Covenants    69
22.    Additional Financing    71
23.    Notices    71
24.    Costs    72
25.    Sellers' Representative    73
26.    Agent for Service    73
27.    Default Interest    74
28.    Miscellaneous    74
29.    Definitions and Interpretation    76

List of Definitions

Term	Page	Term	Page

49% Threshold    23
Accelerated Earn-Out Payment    29
Accounting Principles    13
Adjustment Payment Date    16
Affiliates    76
Agreement    3
AktG    76
Annexes    80
Applicable Accounting Principles    13
Applicable Law(s)    76
AWV    76
BAT Earn-Out Portion    23
Beneficiar(y/ies)    76
BGB    76
BMWE    39
Breach    49
Breach Notification    50
Breach of a Tax Warrant(y/ies)    62
Bring Down Closing Condition I    40
Bring Down Date    46
Bring Down Declaration    46
Bring Down Disclosure    46
Business    2
Business Day(s)    76
Business Plan    77
Business Warrant(y/ies)    45
Cash    8
Cash Consideration    9
Cash Consideration Deduction Amount    9
CLA    2
CLA Amendment    31
CLA Earn-Out Adjustment Amount    2
Closing    42
Closing Actions    42
Closing Conditions    39
Closing Date    43
Closing Memorandum    44
Closing Payment    9
Closing Payment Entitlement(s)    9
CoC Declarations    38
Company    6
Company Share(s)    1
Company Subsidiaries    1
Company Subsidiary Shares    1
Company Supply Agreements    38
Company Supply Agreements Transfers    38
Competitive Activities    70
Confidential Information    67
Confidentiality Obligations    67
Consideration Share Delivery    11
Consideration Share(s)    11
Consideration True-Up Share Delivery    16
Consideration True-Up Share(s)    16
Corresponding Tax Benefit    64
Cut-Off-Date    52
Damages    49
DAML    77
DAML Consent    77
Data Room    77
Data Stick    52
Debt    8
DHV Verwaltung    5
Director(s)    77
Disposal    77
Dispose    77
Disputed Items    14
Draft Earn-Out Accounts    19
[*]     19
Draft Earn-Out Accounts SG    19
Draft Effective Date Accounts    12
Earn-Out    18
Earn-Out Calculation    19
Earn-Out Cap    19
Earn-Out Date    19
Earn-Out Disputed Items    21
Earn-Out Entitlement(s)    23
Earn-Out Expert Accountant    22
Earn-Out Notice of Disagreement    21
Earn-Out Payment    18
Earn-Out Payment Date    24
Earn-Out Payment Period    24
Earn-Out Period    19
Earn-Out Review Period    20
Earn-Out Share Delivery    25
Earn-Out Share Portion    24
Earn-Out Share(s)    25
Earn-Out Target Percentage    29
Effective Date    4
Effective Date Cash    8
Effective Date CLA Amount    2
Effective Date Debt    8
Effective Date Statement    12

Effective Date Working Capital    8
Effective Date Working Capital Excess    8
Effective Date Working Capital Shortfall    8
Encumbrance(s)    77
Equity Interests    77
EStG    77
Exempted Claims    57
Expert Accountant    14
Fairly Disclosed    53
FDI    39
FDI Closing Condition    39
Final Earn-Out Accounts    22
[*]     22
Final Earn-Out Accounts SG    22
Final Effective Date Accounts    15
Final Post-Signing Warranty Breach Determination    48
First Consideration Share Lock-Up Period    30
First Earn-Out Share Lock-Up Period    30
Fixed Purchase Price Increase Amount    15
Fixed Purchase Price Increase Amount Entitlements    16
Fixed Purchase Price Reduction Amount    16
Fixed Purchase Price Reduction Amount Entitlements    17
Founder (1)    5
Founder (1) Vehicle    1
Founder (2)    6
Founder (2) Vehicle    1
Founder 1 Vehicle Tax Warrant(y/ies)    61
Founder 1 Vehicle’s Best Knowledge    61
Founder Vehicle(s)    1
Founder(s)    6
Founders' Related Part(y/ies)    36
Founders' Related Party Agreements    36
Framework Agreement    2
Fundamental Warrant(y/ies)    45
Fundamental Warrant(y/ies) I    39
Fundamental Warrant(y/ies) II    40
GAAP    77
General Cap    56
German GAAP    78
German Holdco    6
Governance Documents    27
Governmental Authority    78
HGB    78
Holdback Amount    9
Indemnification Notification    55
Independent Group    11
Independent Group Earn-Out Cash Portion    24
Independent Group Earn-Out Share Portion    24
Independent Group Member    11
Independent Group Members    11
Insurer    51
Legal Entity    78
Long Stop Date    41
Material Adverse Change    78
MI 61-101    78
Minority Interests    69
Mutual Closing Conditions    39
NASDAQ Notification    78
NCA    77
Net Cash    19
Notice of Disagreement    14
OGI Part(y/ies)    6
Overall Cap    56
Ownership Limit    12
Parent    6
Parent Board    31
Parent Common Share(s)    79
Parent Company Share(s)    1
Parent Guarantee    6
Parent Meeting    79
Parent Preference Share(s)    79
Parent Share(s)    79
Parent Shareholder Approval    79
Parent Shareholder(s)    79
Part(y/ies)    6
Permitted Related Party Agreement(s)    37
Post-Signing Warranty Breach    46
Post-Signing Warranty Breach Dispute    47
Post-Signing Warranty Breach Dispute Notice    47
Post-Signing Warranty Breach Expert    48
Post-Signing Warranty Breach Notice    47
Pre-Effective Date Tax Period    62
Preliminary Fixed Purchase Price    9
Private Placement    79
Purchase Price    6
Purchaser    6
Purchaser Contact Person    35
Purchaser's Account    17
Purchaser's Agent    74
Purchaser's Closing Conditions    39
PW    5
Recitals    80
Redemption Right    50
Registered Capital    1
Related Part(y/ies)    36
Related Party Agreements    36
Relative    36

Relevant Agreements    79
Relevant Offices    79
Relief    79
Remedy Resolution 1    5
Remedy Resolution 2    5
Remedy Resolution(s)    5
[*]        69
[*]        69
Restricted Period    69
Review Period    13
Revised Draft Effective Date Accounts    14
Revised Earn-Out Accounts    21
Sale Share(s)    1
Scheduled Closing Date    42
Schedules    80
Second Consideration Share Lock-Up Period    30
Second Earn-Out Share Lock-Up Period    30
Sections    80
Seller    5
Seller (1)    1
Seller (10)    2
Seller (11)    2
Seller (12)    2
Seller (13)    2
Seller (14)    2
Seller (15)    2
Seller (16)    2
Seller (17)    3
Seller (18)    3
Seller (19)    3
Seller (20)    3
Seller (21)    3
Seller (22)    3
Seller (23)    3
Seller (24)    3
Seller (25)    4
Seller (26)    4
Seller (27)    4
Seller (28)    4
Seller (29)    4
Seller (3)    1
Seller (3) Earn-Out Share(s)    26
Seller (3) Nominee Earn-Out Share(s)    26
Seller (3) Nominee Notice    26
Seller (3) Nominee(s)    26
Seller (30)    4
Seller (31)    4
Seller (32)    4
Seller (33)    5
Seller (34)    5
Seller (35)    5
Seller (36)    5
Seller (36) Earn-Out Share Portion    23
Seller (4)    1
Seller (5)    1
Seller (6)    1
Seller (7)    1
Seller (8)    2
Seller (9)    2
Seller 2    1
Seller Tax Warrant(y/ies)    60
Sellers    5
Sellers' Account    9
Sellers' Agent    73
Sellers' Best Knowledge    45
Sellers' Best Tax Knowledge    60
Sellers' Indemnit(y/ies)    55
Sellers' Organigram Share(s)    25
Sellers' Part(y/ies)    6
Sellers' Proportion    80
Sellers' Registration Details    11
Sellers' Related Part(y/ies)    36
Sellers' Related Party Agreements    36
Sellers' Representative    73
Sellers' Warrant(y/ies)    45
Sellers’ Tax Proceedings    66
Share Closing Consideration    11
Share Closing Consideration Entitlement(s)    11
Share Consideration    11
Share Consideration Deduction Amount    11
Shareholder Share(s)    1
Shareholders' Agreement    2
Side Letter    26
Signing Date    80
Straddle Period    63
swinvests    5
Target Change of Control    29
Target Change of Control Closing Date    29
Target Group    1
Target Group Company/ies    1
Tax Assessment    9
Tax Authority    59
Tax Indemnification Claim    63
Tax Indemnification Notification    63
Tax Indemnification Portion    62
Tax Indemnity    62
Tax Law    59
Tax Matter    65
Tax Refund    59
Tax Returns    60
Tax Warrant(y/ies)    61
Tax(es)    59

[*]        3
[*]        3
[*]        3
[*]        3
[*]        29
tetrodo    5
Text Form    80
Third-Party Claim    54
Transaction    3
Transaction Financing    39
Transaction Payments    8
Transaction Resolutions    80
Treasury Share(s)    1
Trust Agreement    1
Trustee    4
Trustee Earn-Out Share(s)    26
Trustee Non-Trust Sale Share(s)    1
Trustee Sale Share(s)    1
Trustee Trust Sale Share(s)    1
Trustor(s)    5
Trustors Earn-Out Share(s)    26
TSX    80
TSX Approval    80
TSX Company Manual    80
UmwG    80
VAT    60
VAT Directive    60
Vayamed    38
VSOP    2
VSOP Declarations    37
VSOP Payment Undertaking Agreement    37
W&I Insurance    51
Warranty Disclosures    52
Withholding Tax    9
Working Capital    8
Working Capital Target    8
Working Capital Target Lower End    8
Working Capital Target Upper End    8

List of Annexes

Annex	Description
Annex (B)	[*]
Annex (C)	[*]
Annex (J)(a)	[*]
Annex (J)(b)	[*]
Annex (L)	[*]
Annex 1.5	[*]
Annex 3.1(b)	[*]
Annex 3.2(a)	[*]
Annex 3.2(b)	[*]
Annex 3.3(b)	[*]
Annex 3.4(b)	[*]
Annex 3.4(c)	[*]
Annex 3.4(d)	[*]
Annex 4.1(d)	[*]
Annex 5.2	[*]
Annex 5.4(a)(ii)	[*]
Annex 5.5(c)	[*]
Annex 5.5(g)(ii)	[*]
Annex 5.6(a)	[*]
Annex 9.2(b)(ii)	[*]
Annex 11.4(b)(i)	[*]
Annex 11.4(b)(iii)(2)	[*]
Annex 11.5(a)	[*]
Annex 11.5(b)	[*]
Annex 11.6(a)	[*]
Annex 13.2(c)	[*]
Annex 13.4	[*]
Annex 14.1	[*]

Annex	Description
Annex 14.2	[*]
Annex 14.3(a)	[*]
Annex 21.2(c)	[*]
Annex 22	[*]
Annex 29.1(i)	[*]
Annex 29.1(ii)	[*]

Recitals
(A)Registered Capital. The Company's registered share capital amounts to EUR 82,916.00 ("Registered Capital"), and is divided into 82,916 shares with a nominal value of EUR 1.00 each (collectively, the "Company Shares" and each a "Company Share").
(B)Company Shares. As of the Signing Date:
(a)the Sellers hold 77,349 Company Shares (collectively, the "Sale Shares" and each a "Sale Share");
(b)the Company holds 4,000 Company Shares as own shares (eigene Geschäftsanteile) (collectively, the "Treasury Shares" and each a "Treasury Share"); and
(c)the Parent holds 1,567 Company Shares (collectively, the "Parent Company Shares" and each a "Parent Company Share"; the Parent Company Shares together with the Sale Shares, the "Shareholder Shares and each a "Shareholder Share"), each as set out in the shareholder list of the Company most recently recorded with the commercial register dated 23 January 2026, a copy of which is attached as Annex (B).
(C)Target Group. The Company is the direct or indirect shareholder of the Legal Entities listed in Annex(C) [*] The Company does not have any subsidiaries or participations in other Legal Entities than the Company Subsidiaries. The Company together with Company Subsidiaries are each referred to as a "Target Group Company" and jointly as the "Target Group Companies" or the "Target Group". The Equity Interests of the Company in any Target Group Company, and/or of any Target Group Company in any other Target Group Company, shall be referred to as "Company Subsidiary Shares".
(D)Trustors. Out of the total 494 Sale Shares currently held by the Trustee, with consecutive numbers 57,939 through 58,432 (such Sale Shares, the "Trustee Sale Shares" and each a "Trustee Sale Share"), the Trustee holds 371 of its Trustee Sale Share in trust pursuant to a trust agreement dated 2 September 2021 ("Trust Agreement"), as follows (such Trustee Sale Shares collectively, the "Trustee Trust Sale Shares" and each a "Trustee Trust Sale Share"; and the remaining 123 Trustee Sale Shares, with consecutive numbers 57,939 through 58,061, held by the Trustee in its own behalf and not in trust for any third party, the "Trustee Non-Trust Sale Shares" and each a "Trustee Non-Trust Sale Share"):
(a)124 of its Sale Shares, with consecutive numbers 58,062 through 58,185, for [*];
(b)49 of its Sale Shares, with consecutive numbers 58,186 through 58,234, for [*];
(c)99 of its Sale Shares, with consecutive numbers 58,235 through 58,333, for [*]; and
(d)99 of its Sale Shares, with consecutive numbers 58,334 through 58,432, for [*].
Further, out of the 100 Sale Shares currently held by Seller (16), with consecutive numbers 49,411 through 49,461 and 65,382 through 65,430, Seller (16) holds 90 Sale Shares with the consecutive numbers 49,421 through 49,461 and 65,382 through 65,430 in trust for [*]; and the remaining Sale Shares, with consecutive numbers 49,411 through 49,420 in its own behalf and not in trust for any third party.

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(E)Further, out of the 1,089 Sale Shares currently held by Seller (25) with consecutive numbers 54,728 through 55,715 and 82,257 through 82,357, Seller (25) holds 988 Sale Shares with the consecutive numbers 54,728 through 55,715 in trust for [*]; and 101 Sale Shares with the consecutive numbers 82,257 through 82,357 in trust for [*].
(F)Founder Vehicles. Founder 1 is the sole director and shareholder of the Founder (1) Vehicle. Founder 2 is the sole director and shareholder of the Founder (2) Vehicle.
(G)Business. The Target Group is active in the business of research, production and distribution of pharmaceutical, medicinal, nutritional, cosmetics and plant-based goods including all related services ("Business").
(H)Shareholders' Agreement. The Company, the Sellers, the Founders, Parent and the Trustors have entered into a framework agreement dated 24/25 June 2024 notarized by the notary public Dr. Matthias Santelmann, Berlin (deed index no. 1466/2024 MS) ("Framework Agreement") to which the shareholders' agreement pertaining to the Company is attached as appendix 4.4 ("Shareholders' Agreement").
(I)Convertible Loan. Parent has granted to the Company a convertible loan as attached to the Framework Agreement as appendix 2 ("CLA"). As of the Signing Date, the aggregate outstanding amount (including unpaid and extrapolated interest accrued thereon) under the CLA is EUR 14,950,000.00 (in words: EUR fourteen million nine hundred fifty thousand). The aggregate outstanding amount under the CLA as of the Effective Date (including any unpaid and extrapolated interest accrued thereon) (such amount, the "Effective Date CLA Amount"), shall be taken into account in the calculation of the Fixed Purchase Price as Effective Date Debt.
(J)CLA Earn-Out Adjustment. The CLA would have – upon originally intended conversion into equity – granted Parent an additional upside in the form of a discount on the conversion share price. The Parties have agreed to account for this benefit in the Earn-Out – if any – by deducting an adjustment calculated pursuant to the principles and formulas as set forth on the tab "CLA Adjustment" in the column "S" of Annex 5.4(a)(ii) from the Earn-Out, as calculated in Annex 5.4(a)(ii) for several exemplary Earn-Out amounts. The "CLA Earn-Out Adjustment Amount " shall be the amount calculated in accordance with the formula set out in cell "S22" of the "CLA Adjustment" tab of Annex 5.4(a)(ii) if the amount of the actual Earn-Out as calculated pursuant to Section 5.2 (disregarding, however, any reduction pursuant to Section 5.2(e)) is entered into in cell "C22" of the "CLA Adjustment" tab of Annex 5.4(a)(ii).
(K)VSOP. The Company maintains a virtual share option plan ("VSOP"), the current principal terms of which are summarized in Annex (J)(a). The beneficiaries under the VSOP, together with their respective entitlements triggered by the Transaction, are listed in Annex (J)(b).
(L)OGI Parties. As of the Signing Date, (i) Parent is the legal and beneficial owner of the entire issued share capital of German Holdco and (ii) German Holdco is the legal and beneficial owner of the entire issued share capital of the Purchaser.
(M)[*]
(N)Transaction. Subject to the terms and conditions of this share sale and purchase agreement ("Agreement"), the Sellers wish to sell and transfer the Sale Shares to the Purchaser, the Purchaser wishes to purchase and acquire the Sale Shares from the

        Hogan Lovells

Sellers, and the Parties wish to consummate the other transactions contemplated by this Agreement (collectively, the "Transaction").

        Hogan Lovells

Now, therefore, the Parties hereto agree as follows:
1.Sale and Transfer of Sale Shares
1.1Sale and transfer of Sale Shares
(a)Each Seller hereby sells (verkauft) the Sale Shares listed next to his name in Annex (B) to the Purchaser. The Purchaser hereby accepts such sales.
(b)Subject to the condition precedent (aufschiebende Bedingung) of the earlier of (i) the receipt of the payment of the Closing Payment on the Sellers' Account and the valid and binding delivery of the Consideration Shares to the Sellers and (ii) the signing of the Closing Memorandum, each Seller hereby transfers (überträgt) and assigns (tritt ab) the Sale Shares listed next to his name in Annex (B) to the Purchaser. The Purchaser hereby accepts such transfers and assignments.
(c)The Parties hereby clarify that the Sellers sell, transfer and assign all shares they hold in the Company, regardless of whether the number and nominal amount of the shares or the registered share capital of the Company correspond to the details listed in Annex (B).
1.2Power of attorney
(a)For the time period between (i) completion of Closing and (ii) the updated list of shareholders of the Company showing the Purchaser as the owner of the Sale Shares being taken on record by the competent commercial register (Handelsregister), each Seller hereby:
(i)grants to the Purchaser, to the extent permissible by law, an unlimited power to represent such Seller in and with respect to any shareholder matters resulting from or in connection with its Sale Shares, in particular, without limitation, to participate and vote in the shareholders' meetings of the Company; and
(ii)undertakes not to exercise any of its respective rights arising out of or in connection with its Sale Shares (in particular not to exercise its voting rights), unless required for the consummation of this Agreement or instructed accordingly by the Purchaser in Text Form.
(b)The Purchaser shall not be entitled to pass a shareholders' resolution on behalf of a Seller if such resolution is unlawful. The Purchaser shall indemnify the Sellers against any liability resulting from shareholders' resolutions taken by the Purchaser pursuant to this Section 1.2.
1.3Effective Date
(a)Subject to Section 13.1(b), the sale and transfer of the Sale Shares pursuant to Section 1.1 is made with economic effect as of the Closing Date (24:00 hrs.) ("Effective Date").
(b)The sale and transfer of the Sale Shares includes all ancillary rights relating thereto (Nebenrechte), including the rights to any profits accrued during past fiscal years and the current fiscal year that includes the Closing Date.

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(c)As of the Effective Date, all benefits, risks and burdens (Lasten) in relation to the Sale Shares, the Company and the Business shall transfer to the Purchaser (Gefahrübergang) pursuant to section 446 BGB.
1.4Shareholders' consent; Waiver of rights
(a)Waiving all legal and statutory requirements regarding the convening and holding of a shareholders' meeting of the Company, the Sellers and Parent herewith unanimously (einstimmig) resolve by means of a written shareholders' resolution the following:
(b)"We herewith consent to the sale, transfer and assignment of the Sale Shares to the Purchaser. For precautionary reasons, we herewith unconditionally approve all previous sales, transfers and assignments of the Company Shares to the broadest extent legally possible."
The right to challenge this resolution is hereby waived by all Sellers and Parent.
(c)Each Sellers' Party hereby waives and agrees not to exercise any rights, including any rights of first refusal, pre-emptive rights, tag along rights, rights of co-sale, obligations to offer, options rights, subscription rights, voting commitments, trusts, rights to participate in the share capital of the Company or any other Target Group Company and any other rights, in each case relating to the share capital of the Company or any other Target Group Company, that such Sellers' Party may have under any agreement (including, for the avoidance of doubt, the Shareholders' Agreement) or any Applicable Law. Each Sellers' Party agrees not to (i) exercise any rights of appraisal, dissent or similar rights that may be available under any Applicable Law in connection with the transactions contemplated by this Agreement or (ii) assert any claim or commence any suit challenging the transactions contemplated by this Agreement or alleging a breach of fiduciary or other duties owed to the Company, any of its Affiliates, or to any such Sellers' Party in connection with the transactions contemplated by this Agreement.
(d)With shareholder resolution dated 9 December 2021, the shareholders of the Company at that time have approved the transfer of all 4,000 Treasury Shares from Seller (2) to the Company (Roll of Deeds no. 2736/2021 MS of the notary Dr. Matthias Santelmann, Berlin, "Remedy Resolution 1"). Additionally, the shareholders of the Company at that time have resolved with shareholder resolution dated 9 December 2021 to amend the Company's articles of association (Roll of Deeds no. 2738/2021 MS of the notary Dr. Matthias Santelmann, Berlin, "Remedy Resolution 2" and together with Remedy Resolution 1, the "Remedy Resolutions"). In this context:
(i)Seller (12) hereby approves and ratifies, as a precautionary measure, in all respects each of the Remedy Resolutions vis-à-vis all parties involved in the respective Remedy Resolution.
(ii)Seller (17) hereby approves and ratifies, as a precautionary measure, in all respects each of the Remedy Resolutions vis-à-vis all parties involved in the respective Remedy Resolution.
(iii)Seller (25) hereby approves and ratifies, as a precautionary measure, in all respects each of the Remedy Resolutions vis-à-vis all parties involved in the respective Remedy Resolution.

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(iv)Seller (28) hereby approves and ratifies, as a precautionary measure, in all respects each of the Remedy Resolutions vis-à-vis all parties involved in the respective Remedy Resolution.
1.5Spouse consents
By written statements dated 20 January 2026, 21 January 2026 and 31 January 2026, copies of which are attached as Annex 1.5, [*] consented to this Agreement and the sale and transfer of the Sale Shares of the respective Seller stipulated in this Agreement as required by section 1365 BGB.
1.6Parent Guarantee
(a)Parent hereby fully, unconditionally and irrevocably guarantees, for the benefit of the Sellers, by way of an independent guarantee (selbstständiges Garantieversprechen) within the meaning of section 311 para 1 BGB the full and punctual performance by German Holdco and Purchaser of all their respective payment obligations towards the Sellers under or in connection with this Agreement (whether indemnity obligations, obligations from a contractual penalty or damage claims due to contractual breaches) ("Parent Guarantee"). For the avoidance of doubt, this Parent Guarantee shall create a direct payment obligation of Parent towards the Sellers as partial creditors (Teilgläubiger).
(b)If and to the extent that payment obligations of German Holdco or Purchaser in respect of which a Seller asserts a claim against Parent under the Parent Guarantee, have either been (i) acknowledged (anerkannt) in writing by Purchaser, German Holdco or Parent or (ii) confirmed by final and binding court decision (rechtskräftiges Urteil), Parent hereby undertakes to satisfy the relevant Seller's claim under the Parent Guarantee upon first written demand (auf erstes schriftliches Anfordern) by the Sellers’ Representative to the Parent within three (3) Business Days.
2.Purchase Price
2.1The purchase price ("Purchase Price") shall consist of a Fixed Purchase Price pursuant to Section 3 and – conditional upon the achievement of certain commercial milestones – an Earn-Out pursuant to Section 5.
2.2The Purchase Price, comprising the Fixed Purchase Price and the Earn-Out, is exclusive of any VAT.
(a)The Sellers and the Purchaser share the common understanding that the sale and transfer of the Sale Shares pursuant to this Agreement is either not subject to VAT or VAT exempt and will not trigger VAT. The Sellers irrevocably undertake not to waive any applicable VAT exemption with respect to the sale and transfer of the Sale Shares pursuant to applicable VAT law. If and to the extent, contrary to the common understanding of the Sellers and the Purchaser, VAT is triggered with regard to the sale and transfer of the Sale Shares due to a waiver of an existing VAT exemption by the Sellers in contrary to their foregoing undertaking, such VAT is to be borne by the Sellers and does not have to be paid by the Purchaser to the Sellers in addition to the Purchase Price. The Sellers will indemnify the Purchaser against all liabilities/losses resulting from any violation of their undertaking with regard to the Sale Shares at the Purchaser. If and to the extent, contrary to the common understanding of the Sellers and the Purchaser, VAT is triggered and

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assessed against the Sellers by the Tax Authorities with regard to the sale and transfer of the Sale Shares for reasons other than for a waiver of a VAT exemption by the Sellers contrary to their foregoing undertaking, then the respective additional VAT shall be payable in cash within twenty (20) Business Days after the issuing of an invoice which is in compliance with the applicable VAT law to the Purchaser and receipt by the Purchaser of a copy of the VAT assessment. In case VAT is assessed against the Sellers by the Tax Authorities with regard to the sale and transfer of the Sale Shares, they will timely file an objection against such assessment and thereafter involve the Purchaser in the further proceeding.
(b)The Sellers and the Purchaser share the common understanding that the settlement of the Fixed Purchase Price and the Earn-Out via issuance and/or transfer of the Sellers' Organigram Shares by the Purchaser to the Sellers pursuant to this Agreement is either not subject to VAT or VAT exempt and will not trigger VAT. The Purchaser irrevocably undertakes not to waive any applicable VAT exemption with respect to the issuance and/or transfer of the Sellers' Organigram Shares pursuant to applicable VAT law. If and to the extent, contrary to the common understanding of the Sellers and the Purchaser, VAT is triggered regarding the issuance and/or transfer of the Sellers' Organigram Shares by the Purchaser to the Sellers due to a waiver of an existing VAT exemption by the Purchaser in contrary to its foregoing undertaking, and the Purchaser is held as the liable debtor (Steuerschuldner) for such VAT, such VAT is to be borne by the Purchaser and does not have to be paid by the Sellers. If and to the extent, contrary to the common understanding of the Sellers and the Purchaser, VAT is triggered with regard to the sale and transfer of the Sale Shares for reasons other than for a waiver of a VAT exemption by the Purchaser contrary to its foregoing undertaking and the Purchaser is held as the liable debtor (Steuerschuldner) for such VAT, each Seller will pay the respective amount of statutory VAT which is triggered regarding the issuance and/or transfer of the Sellers' Organigram Shares issued respectively transferred to it/him/her to the Purchaser in cash within twenty (20) Business Days after the issuing of an invoice which is in compliance with the applicable VAT law by the Purchaser to such Seller.
2.3Any payment made in satisfaction of a liability arising under any guarantee, representation, covenant, warranty or undertaking to indemnify given by the Purchaser to the Sellers or by the Sellers to the Purchaser, respectively, under this Agreement shall, so far as possible, be deemed to be an adjustment of the relevant portion of the Purchase Price.
2.4The Purchase Price, i.e. the Fixed Purchase Price, the Earn-Out, the Earn-Out Cap, the Fixed Purchase Price Increase Amount and the Fixed Purchase Price Reduction Amount are calculated for the sale of 100% of the Shareholder Shares. As the Parent Company Shares are not sold, any portion of the Purchase Price which is allocated to the Parent Company Shares shall not be payable. Any consideration which is due by the Purchaser to the Sellers under this Agreement shall thus exclude any portion of the Purchase Price which is allocated to the Parent Company Shares and all provisions in this Agreement regarding the settlement of the Purchase Price shall be interpreted accordingly. For the avoidance of doubt, no portion of the Purchase Price shall be allocated to the Treasury Shares.
3.Fixed Purchase Price
3.1Calculation of the Fixed Purchase Price

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(a)The Fixed Purchase Price shall be calculated according to the following formula:
(i)a fixed amount of EUR 130,000,000.00 (in words: Euro one hundred and thirty million) as gross enterprise value;
(ii)plus the Cash of the Target Group Companies on a consolidated basis as of the Effective Date according to the Final Effective Date Accounts ("Effective Date Cash");
(iii)minus any liabilities, accruals and provisions of the Target Group Companies as of the Effective Date relating to the transactions contemplated by this Agreement, including (i) all payments of severance, bonus, or other special incentives (in cash or on kind) to any Director or employee of any Target Group Company (except for those covered by the VSOP Payment Undertaking Agreement) and (ii) all Taxes (excluding recoverable VAT) payable by any Target Group Company in connection with the payments (i) through (ii) (collectively "Transaction Payments");
(iv)minus the Debt of the Target Group Companies on a consolidated basis as of the Effective Date according to the Final Effective Date Accounts ("Effective Date Debt");
(v)plus the difference, by which the Working Capital of the Target Group Companies on a consolidated basis as of the Effective Date according to the Final Effective Date Accounts ("Effective Date Working Capital") exceeds the Working Capital Target Upper End, if any ("Effective Date Working Capital Excess"); and
(vi)minus the difference, by which the Effective Date Working Capital falls short of the Working Capital Target Lower End, if any ("Effective Date Working Capital Shortfall").
(b)For the determination of the Fixed Purchase Price and to the extent such definitions are used in the calculation of the Earn-Out pursuant to Section 5.2 the terms "Cash", "Debt", "Working Capital" and "Working Capital Target", "Working Capital Target Upper End" and "Working Capital Target Lower End" shall have the meaning given to such terms in Annex 3.1(b).
3.2Preliminary Fixed Purchase Price
(a)Prior to the Signing Date, the Sellers have estimated, and the Sellers' Representative has provided such estimates to the Purchaser (including the financial information on which such estimate was based), the Cash, the Transaction Payments, the Debt and the Working Capital Excess and Working Capital Shortfall, all as of 31 March 2026 as the expected Effective Date, to be the amounts set forth in Annex 3.2(a). The Parties have agreed to underestimate the preliminary Fixed Purchase Price by EUR 4,500,000.00 (in words: EUR four million five hundred thousand) ("Holdback Amount") in order to avoid repayment by Sellers pursuant to Section 4.3(b). The so determined preliminary Fixed Purchase Price therefore amounts to EUR 110,550,000.00 (in words: Euro one hundred and ten million five hundred and fifty thousand) for all Shareholder Shares, including, for the avoidance of doubt, the Parent Company Shares [*].

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(b)The Preliminary Fixed Purchase Price is allocated to the Shareholder Shares as set out in the allocation enclosed as Annex 3.2(b).
3.3Cash Consideration / Closing Payment
(a)On the Scheduled Closing Date, the Purchaser shall pay, or cause to be paid, a fixed portion of the Preliminary Fixed Purchase Price in the amount of EUR 80,000,000.00 (in words: Euro eighty million) ("Cash Consideration") minus an amount of EUR 2,000,000.00 (in words: Euro two million) ("Cash Consideration Deduction Amount"), resulting in an amount of EUR 78,000,000.00 (in words: Euro seventy -eight million) (such amount, the "Closing Payment") in cash by wire transfer in immediately available funds, with value as of the relevant due date and free of bank and other charges or deductions and net of any Taxes (unless a withholding of Taxes is required upon administrative order of the Tax Authorities based on section 50a para. 7 EStG), to the joint Sellers' Account. The joint "Sellers' Account" shall be notified by the Sellers' Representative to the Purchaser at least five (5) Business Days prior to the Scheduled Closing Date.
(b)The Closing Payment is allocated to the Sale Shares as set out in the allocation enclosed as Annex 3.3(b) [*].
(c)For the purpose of this Agreement, the receipt of the Closing Payment on the Sellers' Account shall constitute due fulfilment of the Purchaser's obligation to pay the Closing Payment to the Sellers and the Purchaser shall be released from its respective payment obligations towards the Sellers in this regard once the amount has been actually and irrevocably received on the Sellers' Account. All payments hereunder will be made to the relevant bank accounts in immediately available funds free of bank charges and other deductions by electronic transfer on the due date for payment.
(d)In the event that an administrative order issued by the competent Tax Authority (Finanzamt) (such order and any amendments thereto hereinafter collectively referred to as a "Tax Assessment") provides that the Purchaser is required, pursuant to section 50a para. 7 EStG, to remit a portion of the Purchase Price owed by it under this Agreement to the Tax Authority ("Withholding Tax"), the Parties agree as follows:
(i)The Purchaser shall immediately after becoming aware of the issuance or amendment of an order for Withholding Tax pursuant to section 50a para. 7 EStG notify the Sellers' Representative as recipient of such notification on behalf of the respective Seller whose portion of the Purchase Price is subject to the respective order for Withholding Tax.
(ii)In the aforementioned case of the issuance or amendment of an order regarding the Withholding Tax, the Purchaser contractually undertakes, within no later than four (4) Business Days after receipt of such order, to provide the Sellers' Representative as recipient on behalf of the Seller affected by the order for Withholding Tax with a copy thereof to enable the respective Seller to substantiate a lower tax amount or a reduced withholding/deduction vis-à-vis the Tax Authorities at the respective Seller’s own initiative and under its sole own responsibility. The same shall apply to any subsequent Tax Assessments relating to the Withholding Tax

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and to all correspondence between the Purchaser and the competent Tax Authority in connection with the Withholding Tax.
(iii)The Purchaser and the respective Seller shall each be entitled to file an objection or initiate legal proceedings against an order on Withholding Tax pursuant to section 50a para. 7 EStG in order to achieve a revocation of such order or a reduction of the ordered Withholding Taxes, in particular an adjustment of the withholding amount to the Tax amount expected to be due. The Purchaser and the respective Seller shall inform each other of any such objection or proceedings and shall cooperate in this respect to the extent deemed appropriate by the respective obligated Party (for the avoidance of doubt, each of Purchaser and the respective Seller shall determine each at its own discretion the extent of its cooperation with the other Party). If the Purchaser files an objection at the respective Sellers' request, the respective Sellers shall bear the reasonable costs incurred in connection with the filing of such objection.
(iv)The Parties are aware that the decision to order a Withholding Tax pursuant to section 50a para. 7 EStG lies within the sole and absolute discretion of the competent Tax Authority.
(v)To the extent that, at the time the Purchase Price becomes payable, the Purchaser is obliged vis-à-vis the competent Tax Authority, on the basis of a corresponding Tax Assessment, to pay a Withholding Tax pursuant to section 50a para. 7 EStG, the Purchaser shall (i) effect the ordered withholding for the account of the respective Seller to competent Tax Authority and (ii) in all relevant cases, immediately issue to the respective Seller a tax certificate (Steuerbescheinigung) within the meaning of section 50a para. 5 sentence 7 EStG in the officially prescribed form. In addition, the Purchaser shall provide the respective Seller with appropriate evidence of any payments made to the Tax Authority.
(vi)In the event that the competent Tax Authority, for example in the course of deciding on an objection or an application for adjustment, refunds in whole or in part any Withholding Tax amount already remitted and such refund is made to the Purchaser, the Purchaser shall be obliged to pay without undue delay (unverzüglich) the refunded amount (together with any additional amounts, including interest, paid by the Tax Authority to the Purchaser) to the respective Seller.
3.4Share Consideration
(a)A fixed portion of the Preliminary Fixed Purchase Price in the amount of EUR 29,623,203.16 (in words: Euro twenty-nine million six hundred twenty-three thousand two hundred three and sixteen cents) ("Share Consideration") minus an amount of EUR 347,832.84 (in words: Euro three hundred and forty-seven thousand eight hundred and thirty-two and eighty-four cents) (such amount, the "Share Consideration Deduction Amount"), resulting in an amount of EUR 29,275,370.33 (in words: Euro twenty-nine million two hundred seventy-five thousand three hundred seventy and thirty-three cents ) (such amount, the "Share Closing Consideration") shall not be settled in cash but rather through the delivery of Parent Shares.

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(b)The Share Closing Consideration is allocated to the Sale Shares as set out in the allocation enclosed as Annex 3.4(b) [*].
(c)On the Scheduled Closing Date, the OGI Parties jointly undertake to deliver to each Seller such number of Parent Shares (each, a "Consideration Share" and collectively, the "Consideration Shares"; such share delivery, the "Consideration Share Delivery") as determined in accordance with the following formula, with the resulting number rounded to the nearest whole number (i.e. rounded up from 0.5 and rounded down below 0.5):
(1)
(2)Whereby:
(3)C = Number of Consideration Shares to be delivered to the respective Seller
(4)E = Share Closing Consideration Entitlement of the respective Seller
I = Price per Consideration Share in EUR, as determined in accordance with the principles set out in Annex 3.4(c)
(d)Parent shall register the Consideration Shares on the basis of the details set out for each Seller in Annex 3.4(d), unless a Seller has notified updated information in writing to Parent or Purchaser no later than ten (10) Business Days prior to the Scheduled Closing Date [*].
(e)The Consideration Shares shall be allocated between Parent Common Shares and Parent Preference Shares for each Seller as follows:
(i)All Sellers other than Seller (36) (such Sellers, the "Independent Group Members" or "Independent Group", and each an "Independent Group Member") shall receive exclusively Parent Common Shares in settlement of their respective Share Closing Consideration.
(ii)Seller (36) shall receive Parent Common Shares in settlement of its respective Share Closing Consideration to the extent that, following the Consideration Share Delivery, Seller (36) does not hold more than 30% of the issued Purchaser Common Shares ("Ownership Limit"). To the extent that the Consideration Share Delivery would cause Seller (36) to exceed the Ownership Limit, Seller (36) shall instead receive Parent Preference Shares in settlement of its respective Share Consideration.
(f)For the purpose of this Agreement, the valid and binding delivery of the Consideration Shares by any OGI Party to the Sellers shall constitute due and valid fulfilment of the Purchaser's obligation to pay the Share Closing Consideration to the Sellers and the Purchaser shall be released from any corresponding payment or other obligations towards a Seller once the Consideration Shares have been validly and duly delivered to the respective Seller.

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(g)The Consideration Shares shall be subject to the restrictions set forth in Section 7.
3.5For the avoidance of doubt, the portion of the Preliminary Fixed Purchase Price in the amount of EUR 926,796.84 (in words: Euro nine hundred twenty-six thousand seven hundred ninety-six and eighty-four cents), which reflects the amount that has been allocated to the Parent in Annex 3.2(b), shall not be payable (see Section 2.4). Further, for the avoidance of doubt, the Cash Consideration Deduction Amount and the Share Consideration Deduction Amount shall not be payable by the Purchaser to the Sellers.
4.Effective Date Accounts
4.1Preparation of Draft Effective Date Accounts
(a)The Purchaser, in consultation with the Company, shall prepare and deliver to the Sellers' Representative within hundred-twenty (120) Business Days after the Closing Date
(i)the audited consolidated financial statements of the Target Group as of the Effective Date and consisting of a balance sheet (Bilanz) and a profit and loss statement (Gewinn- und Verlustrechnung) (the "Draft Effective Date Accounts") as well as
(ii)a statement setting forth:
(1)the Effective Date Cash;
(2)the Transaction Payments;
(3)the Effective Date Debt;
(4)the Effective Date Working Capital Excess;
(5)the Effective Date Working Capital Shortfall; and
(6)the Fixed Purchase Price
(the "Effective Date Statement")
The Draft Effective Date Accounts shall be audited by the auditors of the Company.
(b)The Purchaser is entitled to extend the time period for the preparation of the Draft Effective Date Accounts and the Effective Date Statement by one (1) month in case the preparation within the initial hundred-twenty (120) Business Days was delayed, e.g. due to lack of availability of required financial information or insufficient support by the Company.
(c)The costs for the preparation of the Draft Effective Date Accounts and the Effective Date Statement as well as the audit of the Draft Effective Date Accounts shall be borne by the Purchaser.
(d)The Draft Effective Date Accounts and the Effective Date Statement shall be prepared in the English language in accordance with following accounting rules (including discretionary rights (Bilanzierungs- und Bewertungswahlrechte)) in the following order: (i) the accounting principles as set forth in Annex 4.1(d) [*], and

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(ii) German GAAP. For the avoidance of doubt, in the event of a conflict between the Applicable Accounting Principles and German GAAP, the Applicable Accounting Principles shall prevail.
(e)Any facts affecting the valuation of assets or liabilities which occur prior to the Effective Date but become known after the Effective Date (wertaufhellende Tatsachen) shall be considered in the Draft Effective Date Accounts and the Effective Date Statement until the Draft Effective Date Accounts and the Effective Date Statement have become final and binding pursuant to Section 4.2.
The accounting rules and principles set forth in this Section 4.1(d) shall be collectively referred to as the "Accounting Principles".
4.2Review of the Draft Effective Date Accounts
(a)With respect to the review of the Draft Effective Date Accounts and the Effective Date Statement the following shall apply:
(i)The Sellers' Representative (who is fully entitled to share all the information or documents received from the Purchaser with respect to the Draft Effective Date Accounts and the Effective Date Statement with the Sellers) shall be entitled to review, together with its respective professional advisors, the Draft Effective Date Accounts and the Effective Date Statement during a review period of forty-five (45) Business Days from the receipt of the Draft Effective Date Accounts and the Effective Date Statement ("Review Period"). The Purchaser shall cause the Target Group Companies to reasonably cooperate in good faith with and assist the Sellers' Representative and its respective professional advisors in reviewing the Draft Effective Date Accounts and the Effective Date Statement and to provide them with any information and documents (including, for the avoidance of doubt, access to the books and records as if the Target Group was still held by the Sellers) and access to the relevant employees of the Target Group, in each case as reasonably required by them to review the Draft Effective Date Accounts and the Effective Date Statement. The Sellers' Representative and its respective professional advisors shall be provided with reasonably required resources by the operations of the Target Group Companies for such review. Any such review and access shall be conducted during normal business hours, upon reasonable prior notice and in a manner that does not interfere with, disrupt or adversely affect the business and operations of the Target Group Companies. The Sellers' Representative is entitled to extend the Review Period by thirty (30) Business Days in case its review of the Draft Effective Date Accounts and the Effective Date Statement was adversely affected due to a lack of sufficient support by the Purchaser pursuant to this Section 4.2(a)(i). The review by the Sellers’ Representative shall include the auditors' working papers and audit files relating to the Draft Effective Date Accounts, if and to the extent available to the Purchaser and permitted to be disclosed to the Sellers' Representative and the Sellers.
(ii)If and to the extent the Sellers' Representative agrees with the Draft Effective Date Accounts and the Effective Date Statement or the Sellers' Representative fails to object in writing to the Draft Effective Date

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Accounts and the Effective Date Statement within the Review Period in such manner as set forth in Section 4.2(a)(iii), the Draft Effective Date Accounts and the Effective Date Statement shall become binding between the Parties upon the agreement or the expiry of the Review Period, as the case may be.
(iii)Any objection of the Sellers' Representative to the Draft Effective Date Accounts and the Effective Date Statement must be stated within the Review Period by providing the Purchaser with (i) a reasonably detailed and substantiated written specification of the balance sheet items and amounts subject to such disagreement ("Disputed Items"), (ii) a reasonably detailed and substantiated written explanation of the reason for objecting to the Disputed Items and (iii) a revised version of the Draft Effective Date Accounts and the Effective Date Statement taking such objections into account ("Revised Draft Effective Date Accounts" and the items (i) to (iii) collectively the "Notice of Disagreement").
(iv)The Sellers' Representative shall bear the costs of its own review of the Draft Effective Date Accounts and the Effective Date Statement and its own preparation of the Revised Effective Date Accounts as well as of any advisers it has retained for such purpose.
(b)The Purchaser and the Sellers' Representative shall endeavour within thirty (30) Business Days in good faith to determine and settle any Disputed Items amicably. The Revised Draft Effective Date Accounts (if any) shall become binding between the Parties if and to the extent the Purchaser and the Sellers' Representative reach agreement on the Disputed Items.
(c)If and to the extent the Purchaser and the Sellers' Representative fail to reach an agreement on the Disputed Items within thirty (30) Business Days from the lapse of the Review Period, each of the Purchaser and the Sellers' Representative shall be entitled to appoint KPMG AG Germany as expert accountant (Schiedsgutachter) within the meaning of section 317 BGB, and not as an arbitrator (Schiedsrichter), to determine the Disputed Items still in dispute ("Expert Accountant"). If KPMG AG Germany is unwilling or unable to accept the mandate each of the Purchaser and the Sellers' Representative shall be entitled to appoint Deloitte GmbH Wirtschaftsprüfungsgesellschaft as Expert Accountant. If Deloitte GmbH Wirtschaftsprüfungsgesellschaft is unwilling or unable to accept the mandate and the Purchaser and the Sellers' Representative are unable to agree on a substitute Expert Accountant within ten (10) Business Days after being informed that Deloitte GmbH Wirtschaftsprüfungsgesellschaft is unwilling or unable to accept the mandate, they shall jointly apply to the Institute of Chartered Accountants (Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW)), Düsseldorf, Germany, to appoint an independent internationally recognised accounting firm as Expert Accountant.
(d)The Expert Accountant shall be jointly instructed by the Purchaser and the Sellers' Representative to determine the Disputed Items and the adjustment of the Fixed Purchase Price, if any, resulting therefrom pursuant to the procedure set forth in this Section 4.2(d) by way of an expert opinion within thirty (30) Business Days from the acceptance of the mandate. In rendering its expert opinion the Expert Accountant shall solely consider those Disputed Items which are still in dispute and, in considering such items, the Expert Accountant shall apply the Accounting

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Principles and stay within the range of the values allocated to the Disputed Items by the Parties. The Expert Accountant shall allow the Purchaser and the Sellers' Representative to adequately present their views on the Disputed Items in writing and in at least one oral hearing. To the extent necessary for the Expert Accountant to determine the Disputed Items, the Expert Accountant shall be given full access to the relevant books and accounts of the Target Group Companies and working papers and audit files of the auditors of the Target Group Companies (to the extent made available to the Sellers' Representative for its review of the Draft Effective Date Accounts and the Effective Date Statement) and be provided with excerpts of this Agreement. The Expert Accountant shall be instructed to immediately submit copies of all documents and information made available by the Purchaser to the Sellers' Representative and vice versa. The proceedings before the Expert Accountant shall be conducted in English. The expert opinion shall be prepared in English and be reasoned in writing. The costs of the Expert Accountant's decision shall be borne by the Purchaser and the Sellers in proportion to their relevant succeeding or losing (in application mutatis mutandis of section 91a German Code of Civil Procedure Code (ZPO)) and the Expert Accountant shall decide on such cost allocation with final and binding effect for the Sellers and the Purchaser. The expert opinion rendered by the Expert Accountant pursuant to the procedure set forth in this Section 4.2(d) shall become final and binding on the Parties once it has been received by the Purchaser and the Sellers' Representative, except in case of manifest error within the meaning of section 319 para. 1 BGB, in which case the Parties shall be entitled to proceed to the Commercial Court or the Commercial Chamber, as applicable, pursuant to Section 28.8(b).
(e)The Draft Effective Date Accounts and the Effective Date Statement which become final and binding between the Parties pursuant to the procedure set forth in Section 4.2 shall be referred to as "Final Effective Date Accounts".
4.3Settlement of the Fixed Purchase Price adjustment
(a)If, on the basis of the Final Effective Date Accounts, the Fixed Purchase Price is higher than the Preliminary Fixed Purchase Price (such difference, the "Fixed Purchase Price Increase Amount"), such Fixed Purchase Price Increase Amount shall be allocated to the Shareholder Shares of Parent and all Sellers in accordance with the principles and formulas as set forth on the tab "Distribution of Proceeds", in column "AA" of Annex 5.4(a)(ii) (including any further columns, lines, cells and tabs of Annex 5.4(a)(ii) directly or indirectly referenced in such formula), as calculated in Annex 5.4(a)(ii) on an exemplary basis assuming a total Fixed Purchase Price Increase Amount of EUR 5,000,000.00 (in words: five million). The Fixed Purchase Price Increase Amount Entitlements" shall be the amounts calculated in accordance with the formula set out in column "AA" of the "Distribution of Proceeds" tab of Annex 5.4(a)(ii) (including any further columns, lines, cells and tabs of Annex 5.4(a)(ii) directly or indirectly referenced therein) for the respective Seller if the amount of the actual Fixed Purchase Price Increase Amount as determined pursuant to this Section 4.3(a) is entered into in cell "K110" of the "Variables" tab of Annex 5.4(a)(ii).The Fixed Purchase Price Increase Amount shall be settled as follows:
(i)Within ten (10) Business Days after the Draft Effective Date Accounts and the Effective Date Statement have become final and binding pursuant to Section 4.2 (such date, the "Adjustment Payment Date"), the OGI

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Parties jointly undertake to deliver to each Seller such number of Parent Shares (each, a "Consideration True-Up Share" and collectively, the "Consideration True-Up Shares"; such share delivery, the "Consideration True-Up Share Delivery") as determined in accordance with the formula and principles as set out in Section 3.4(c) (including Annex 3.4(c)), whereas "E" in such formula shall refer to the Fixed Purchase Price Increase Amount Entitlement of the respective Seller.
(ii)For the avoidance of doubt, the Fixed Purchase Price Increase Amount Entitlement of Parent as determined pursuant to this Section 4.3(a) shall not be payable (see Section 2.4).
(b)The Consideration True-Up Shares shall be allocated between Parent Common Shares and Parent Preference Shares for each Seller applying the principles set out in Section 3.4(e) mutatis mutandis.
(c)Parent shall register the Consideration True-Up Shares on the basis of the Sellers' Registration Details, unless a Seller has notified updated information in writing to Parent or Purchaser no later than seven (7) Business Days prior to the Adjustment Payment Date.
(d)For the purpose of this Agreement, the valid and binding delivery of the Consideration True-Up Shares by any OGI Party to the Sellers shall constitute due and valid fulfilment of the Purchaser's obligation to pay the Fixed Purchase Price Increase Amount (and to deliver any Consideration True-Up Shares) to the Sellers' Parties, and the Purchaser shall be released from any corresponding (payment) obligations towards a Seller Party once the Consideration True-Up Shares have been validly and duly delivered to the respective Seller.
(e)The Consideration True-Up Shares shall be subject to the restrictions set forth in Section 7.
(f)If, on the basis of the Final Effective Date Accounts, the Fixed Purchase Price is lower than the Preliminary Fixed Purchase Price (such difference, the "Fixed Purchase Price Reduction Amount") such Fixed Purchase Price Reduction Amount shall be allocated to the Shareholder Shares of Parent and all Sellers in accordance with the principles and formulas as set forth on the tab "Distribution of Proceeds" in the column "AA" of Annex 5.4(a)(ii) (including any further columns, lines, cells and tabs of Annex 5.4(a)(ii) directly or indirectly referenced in such formula), as calculated in Annex 5.4(a)(ii) on an exemplary basis assuming a total Fixed Purchase Price Reduction Amount of EUR 2,000,000.00 (in words: two million). The "Fixed Purchase Price Reduction Amount Entitlements"shall be the amounts calculated in accordance with the formula set out in column "AA" of the "Distribution of Proceeds" tab of Annex 5.4(a)(ii) (including any further columns, lines, cells and tabs of Annex 5.4(a)(ii) directly or indirectly referenced therein) for the respective Seller if the amount of the actual Fixed Purchase Price Reduction Amount as determined pursuant to this Section 4.3(b) is entered into in cell "K110" of the "Variables" tab of Annex 5.4(a)(ii). The Fixed Purchase Price Increase Amount shall be settled as follows:
(i)On the Adjustment Payment Date each Seller shall pay in cash by wire transfer in immediately available funds, with value as of the relevant due date and free of bank and other charges and net of any Taxes, on a

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several liability basis (Teilschuldnerschaft) to the Purchaser's Account such an amount equal to its respective Fixed Purchase Price Reduction Amount Entitlement. The "Purchaser's Account" shall be the bank account as notified by the Purchaser to the Sellers' Representative no later than five (5) Business Days prior to the Adjustment Payment Date.
(ii)For the avoidance of doubt, the Fixed Purchase Price Increase Amount Entitlement of Parent as determined pursuant to this Section 4.3(b) shall not be payable (see Section 2.4).
(g)Any cash payments due under this Section 4.3 which have not been paid (i) on the applicable due date or (ii) in any case after 180 (in words: hundred-eighty) Business Days the after Closing Date shall accrue default interest pursuant to Section 27. The foregoing shall not affect any Party's rights to claim additional damages.
(h)In the event that a Tax Assessment issued by the competent Tax Authority (Finanzamt) provides that the Purchaser is required, pursuant to section 50a para. 7 EStG, to remit Withholding Tax, the Parties agree as follows:
(i)The Purchaser shall immediately after becoming aware of the issuance or amendment of an order for Withholding Tax pursuant to section 50a para. 7 EStG notify the Sellers' Representative as recipient of such notification on behalf of the respective Seller whose portion of the Purchase Price is subject to the respective order for Withholding Tax.
(ii)In the aforementioned case of the issuance or amendment of an order regarding the Withholding Tax, the Purchaser contractually undertakes, within no later than four (4) Business Days after receipt of such order, to provide the Sellers' Representative as recipient on behalf of the Seller affected by the order for Withholding Tax with a copy thereof to enable the respective Seller to substantiate a lower tax amount or a reduced withholding/deduction vis-à-vis the Tax Authorities at the respective Seller's own initiative and under its sole own responsibility. The same shall apply to any subsequent Tax Assessments relating to the Withholding Tax and to all correspondence between the Purchaser and the competent Tax Authority in connection with the Withholding Tax.
(iii)The Purchaser and the respective Seller shall each be entitled to file an objection or initiate legal proceedings against an order on Withholding Tax pursuant to section 50a para. 7 EStG in order to achieve a revocation of such order or a reduction of the ordered Withholding Taxes, in particular an adjustment of the withholding amount to the tax amount expected to be due. The Purchaser and the respective Seller shall inform each other of any such objection or proceedings and shall cooperate in this respect to the extent deemed appropriate by the respective obligated Party (for the avoidance of doubt, each of Purchaser and the respective Seller shall determine each at its own discretion the extent of its cooperation with the other Party). If the Purchaser files an objection at the respective Sellers’ request, the respective Sellers shall bear the reasonable costs incurred in connection with the filing of such objection.

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(iv)The Parties are aware that the decision to order a Withholding Tax pursuant to section 50a para. 7 EStG lies within the sole and absolute discretion of the competent Tax Authority.
(v)To the extent that, at the time the Purchase Price becomes payable, the Purchaser is obliged vis-à-vis the competent Tax Authority, on the basis of a corresponding Tax Assessment, to pay a Withholding Tax pursuant to section 50a para. 7 EStG, the Purchaser shall (i) effect the ordered withholding for the account of the respective Seller to competent Tax Authority and (ii) in all relevant cases, immediately issue to the respective Seller a tax certificate (Steuerbescheinigung) within the meaning of section 50a para. 5 sentence 7 EStG in the officially prescribed form. In addition, the Purchaser shall provide the respective Seller with appropriate evidence of any payments made to the Tax Authority.
(vi)In the event that the competent Tax Authority, for example in the course of deciding on an objection or an application for adjustment, refunds in whole or in part any Withholding Tax amount already remitted and such refund is made to the Purchaser, the Purchaser shall be obliged to pay without undue delay (unverzüglich) the refunded amount (together with any additional amounts, including interest, paid by the Tax Authority to the Purchaser) to the respective Seller.
5.Earn-Out
5.1Subject to the occurrence of Closing and the terms and conditions provided in this Section 5, the Purchaser shall make (or cause to be made) certain contingent payments to the Sellers in the amounts as to be calculated and determined in accordance with this Section 5 (each, an "Earn-Out Payment" and the aggregate amount of the earn-out calculated in accordance with Section 5.2, including, for the avoidance of doubt, the portion of the earn-out attributable to the Parent Company Shares (see Section 2.4) and the VSOP, the "Earn-Out").
5.2Earn-Out Calculation
(a)The Earn-Out shall be calculated in accordance with Annex 5.2 and the additional principles set out in this Section 5.2.
(b)On or before the date that is ninety (90) Business Days after the end of the 12-month period starting on the Effective Date (such 12-month period, the "Earn-Out Period", and the day on which the Earn-Out Period ends, the "Earn-Out Date"), the Purchaser shall, in consultation with the Company, prepare and deliver to the Sellers' Representative:
(i)the audited consolidated financial statements of the Target Group (excluding [*] and Endosane Pharmaceuticals GmbH) as of the Earn-Out Date and consisting of a balance sheet (Bilanz) and a profit and loss statement (Gewinn- und Verlustrechnung) (the "Draft Earn-Out Accounts SG"),
(ii)[*] and together with the Draft Earn-Out Accounts SG, the "Draft Earn-Out Accounts) and

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(iii)a written calculation of the amount of the Earn-Out, if any, prepared and calculated in accordance with Annex 5.2 and the additional principles set out in this Section 5.2 and setting forth in reasonable detail all of the material elements of such calculation [*].
(c)The Draft Earn-Out Accounts shall be audited by the auditors of the Company.
(d)The aggregate Earn-Out is capped at EUR 120,000,000.00 (in words: Euro one hundred and twenty million) ("Earn-Out Cap").
(e)The Earn-Out shall be reduced by the amount by which the consolidated Net Cash of the Target Group Companies (excluding Endosane Pharmaceuticals GmbH) and [*] as at the Earn-Out Date falls short of the Net Cash of Target Group Companies (excluding Endosane Pharmaceuticals GmbH [*] as at the Effective Date by more than EUR 2,000,000.00 (in words: Euro two million). For the avoidance of doubt, any debt from the Additional Financing (principal amount plus any accrued interest) which remains unpaid at the Earn-Out Date shall be considered in the consolidated Net Cash of the Target Group Companies as at the Earn-Out Date.
(f)"Net Cash" shall mean Cash minus Debt as of the relevant date and, as at the Earn-Out Date, assuming that the Working Capital has been managed consistent with past practice in the ordinary course of business and no measures have been taken to artificially increase the Net Cash position as at the Earn-Out Date with the intention to increase the Earn-Out, e.g. by pre-due collection of receivables or past-due payment of payables. In case the Net Cash has been increased in breach of the foregoing principles, the Net Cash shall be reduced accordingly. For the purposes of the Net Cash definition, the definitions of Cash, Debt and Working Capital set out in Annex 3.1(b) shall include [*].
For illustration purposes:
Example 1:
Net Cash as at the Effective Date: EUR 3,000,000.00.
Net Cash as at the Earn-Out Date: EUR 500,000.00 [*].

Earn-Out reduction amount: EUR 500,000.00 (Net Cash as at the Earn-Out Date) minus EUR 3,000,000.00 (Net Cash as at the Effective Date) resulting in an Earn-Out reduction amount of EUR 500,000.00 (EUR 2,500,000.00 minus EUR 2,000,000.00).

Example 2:
Net Cash as at the Effective Date: EUR 3,000,000.00

Net Cash as at the Earn-Out Date: negative EUR 12,000,000.00 [*]

Earn-Out reduction amount: negative EUR 12,000,000.00 (Net Cash as at the Earn-Out Date) minus EUR 3,000,000.00 (Net Cash as at the Effective

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Date) resulting in an Earn-Out reduction amount of EUR 13,000,000.00 (EUR 15,000,000.00 minus EUR 2,000,000.00).

For the avoidance of doubt, this Section 5.2(d) shall not result in any increase of the Earn-Out.
(g)The Earn-Out shall be further reduced by
(i)[*] (see Section 6), and
(ii)the CLA Earn-Out Adjustment Amount (see Recitals (I)).
(h)Sections 4.1(b) through 4.1(d) shall apply for the preparation of the Draft Earn-Out Accounts and the Earn-Out Calculation mutatis mutandis. For the avoidance of doubt, the Draft Earn-Out Accounts and the Earn-Out Calculation shall be prepared applying the Accounting Principles. For the avoidance of doubt, for the purposes of preparing and auditing the [*], the accounting principles set out in Annex 4.1(d) shall apply to [*] to the extent Annex 4.1(d) contains provisions relating to the Draft Earn-Out Accounts and the Final Earn-Out Accounts.
5.3Agreement on the Earn-Out / Resolution of disputes
(a)The Sellers' Representative (who is fully entitled to share all the information or documents received from the Purchaser with respect to the Draft Earn-Out Accounts and the Earn-Out Calculation with the Sellers) shall be entitled to review, together with its respective professional advisors, the Draft Earn-Out Accounts and the Earn-Out Calculation during a review period of forty-five (45) Business Days from the receipt of the Draft Earn-Out Accounts and the Earn-Out Calculation ("Earn-Out Review Period"). The Purchaser shall cause the Target Group Companies to reasonably cooperate in good faith with and assist the Sellers' Representative and its respective professional advisors in reviewing the Draft Earn-Out Accounts and the Earn-Out Calculation and to provide them with any information and documents (including, for the avoidance of doubt, access to the books and records as if the Target Group was still held by the Sellers) and access to the relevant employees of the Target Group, in each case as reasonably required by them to review the Draft Earn-Out Accounts and the Earn-Out Calculation. Any such review and access shall be conducted during normal business hours, upon reasonable prior notice and in a manner that does not interfere with, disrupt or adversely affect the business and operations of the Target Group Companies. The Sellers' Representative is entitled to extend the Earn-Out Review Period by thirty (30) Business Days in case its review of the Draft Earn-Out Accounts and the Earn-Out Calculation was adversely affected due to a lack of sufficient support by the Purchaser pursuant to this Section 5.3(a). The review by the Sellers’ Representative shall include the auditors' working papers and audit files relating to the Draft Earn-Out Accounts, if and to the extent available to the Purchaser and permitted to be disclosed to the Sellers' Representative and the Sellers.
(b)If and to the extent the Sellers' Representative agrees with the Draft Earn-Out Accounts and the Earn-Out Calculation or the Sellers' Representative fails to object in writing to the Draft Earn-Out Accounts and the Earn-Out Calculation within the Earn-Out Review Period in such manner as set forth in Section 5.3(c), the Draft Earn-Out Accounts and the Earn-Out Calculation shall become binding

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between the Parties upon the agreement or the expiry of the Earn-Out Review Period, as the case may be.
(c)Any objection of the Sellers' Representative to the Draft Earn-Out Accounts and the Earn-Out Calculation must be stated within the Earn-Out Review Period by providing the Purchaser with (i) a reasonably detailed and substantiated written specification of the balance sheet items and amounts subject to such disagreement ("Earn-Out Disputed Items"), (ii) a reasonably detailed and substantiated written explanation of the reason for objecting to the Earn-Out Disputed Items and (iii) a revised version of the Draft Earn-Out Accounts and the Earn-Out Calculation taking such objections into account ("Revised Earn-Out Accounts" and the items (i) to (iii) collectively the "Earn-Out Notice of Disagreement").
(d)The Sellers' Representative shall bear the costs of its own review of the Draft Earn-Out Accounts and the Earn-Out Calculation and its own preparation of the Revised Earn-Out Accounts as well as of any advisers it has retained for such purpose.
(e)The Purchaser and the Sellers' Representative shall endeavour within thirty (30) Business Days in good faith to determine and settle any Earn-Out Disputed Items amicably. The Revised Earn-Out Accounts (if any) shall become binding between the Parties if and to the extent the Purchaser and the Sellers' Representative reach agreement on the Earn-Out Disputed Items.
(f)If and to the extent the Purchaser and the Sellers' Representative fail to reach an agreement on the Earn-Out Disputed Items within thirty (30) Business Days from the lapse of the Earn-Out Review Period, each of the Purchaser and the Sellers' Representative shall be entitled to appoint KPMG AG Germany as expert accountant (Schiedsgutachter) within the meaning of section 317 BGB, and not as an arbitrator (Schiedsrichter), to determine the Earn-Out Disputed Items still in dispute ("Earn-Out Expert Accountant"). If KPMG AG Germany is unwilling or unable to accept the mandate each of the Purchaser and the Sellers' Representative shall be entitled to appoint Deloitte GmbH Wirtschaftsprüfungsgesellschaft as Earn-Out Expert Accountant. If Deloitte GmbH Wirtschaftsprüfungsgesellschaft is unwilling or unable to accept the mandate and the Purchaser and the Sellers' Representative are unable to agree on a substitute Expert Accountant within ten (10) Business Days after being informed that Deloitte GmbH Wirtschaftsprüfungsgesellschaft is unwilling or unable to accept the mandate, they shall jointly apply to the Institute of Chartered Accountants (Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW)), Düsseldorf, Germany, to appoint an independent internationally recognised accounting firm as Earn-Out Expert Accountant.
(g)The Earn-Out Expert Accountant shall be jointly instructed by the Purchaser and the Sellers' Representative to determine the Earn-Out Disputed Items and the adjustment of the Earn-Out, if any, resulting therefrom pursuant to the procedure set forth in this Section 5.3(g) by way of an expert opinion within thirty (30) Business Days from the acceptance of the mandate. In rendering its expert opinion the Earn-Out Expert Accountant shall solely consider those Earn-Out Disputed Items which are still in dispute and, in considering such items, the Earn-Out Expert Accountant shall apply the Accounting Principles and stay within the range of the values allocated to the Earn-Out Disputed Items by the Parties. The

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Earn-Out Expert Accountant shall allow the Purchaser and the Sellers' Representative to adequately present their views on the Earn-Out Disputed Items in writing and in at least one oral hearing. To the extent necessary for the Earn-Out Expert Accountant to determine the Earn-Out Disputed Items, the Earn-Out Expert Accountant shall be given full access to the relevant books and accounts of the Target Group Companies and working papers and audit files of the auditors of the Target Group Companies (to the extent made available to the Sellers' Representative for its review of the Draft Earn-Out Accounts and the Earn-Out Calculation) and be provided with excerpts of this Agreement. The Earn-Out Expert Accountant shall be instructed to immediately submit copies of all documents and information made available by the Purchaser to the Sellers' Representative and vice versa. The proceedings before the Earn-Out Expert Accountant shall be conducted in English. The expert opinion shall be prepared in English and be reasoned in writing. The costs of the Earn-Out Expert Accountant's decision shall be borne by the Purchaser and the Sellers in proportion to their relevant succeeding or losing (in application mutatis mutandis of section 91a German Code of Civil Procedure (ZPO)) and the Earn-Out Expert Accountant shall decide on such cost allocation with final and binding effect for the Sellers and the Purchaser. The expert opinion rendered by the Earn-Out Expert Accountant pursuant to the procedure set forth in this Section 5.3(g) shall become final and binding on the Parties once it has been received by the Purchaser and the Sellers' Representative, except in case of manifest error within the meaning of section 319 para. 1 BGB, in which case the Parties shall be entitled to proceed to the Commercial Court or the Commercial Chamber, as applicable, pursuant to Section 28.8(b).
(h)The Draft Earn-Out Accounts and the Earn-Out Calculation which become final and binding between the Parties pursuant to the procedure set forth in Section 5.3 shall be referred to as "Final Earn-Out Accounts" respectively "Final Earn-Out Accounts SG" and "[*]".
5.4Earn-Out Entitlements
(a)The Earn-Out (calculated in accordance with the principles set out in Section 5.2) shall be allocated to the Shareholder Shares and the VSOP as follows:
(i)first, an amount of EUR 10,000,000.00 (in words: Euro ten million) of the Earn-Out shall be allocated exclusively to the Sale Shares of Seller (36) ("BAT Earn-Out Portion"); and
(ii)second, the remaining amount of the Earn-Out (i.e. the Earn-Out minus the BAT Earn-Out Portion) shall be allocated to the Shareholder Shares of Parent and all Sellers (including, for the avoidance of doubt, Seller (36)) as well as the VSOP in accordance with their respective Earn-Out entitlements, as determined pursuant to the principles and formulas as set out in column "AC" of the "Distribution of Proceeds" tab of Annex 5.4(a)(ii) (including any further columns, lines, cells and tabs of Annex 5.4(a)(ii) directly or indirectly referenced therein) for the respective Seller if the amount of the actual Earn-Out as determined pursuant to Section 5.2 is entered into in cell "J20" of the "Variables" tab of Annex 5.4(a)(ii), as calculated in Annex 5.4(a)(ii) on an exemplary basis assuming a total Earn-Out of EUR 120,000,000.00 (in words: one hundred twenty million).

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(b)The entitlements of the Sellers to the Earn-Out as determined pursuant to this Sections 5.4(a) (excluding, for the avoidance of doubt, the entitlement of Parent to the Earn-Out pursuant to Annex 5.4(a)(ii)), are hereinafter referred to as the "Earn-Out Entitlements" and each an "Earn-Out Entitlement".
5.5Settlement of Earn-Out
(a)The Earn-Out (calculated in accordance with the principles set out in Section 5.2) shall be settled as follows:
(i)The Earn-Out Entitlement of Seller (36) shall be settled exclusively through the delivery of Parent Shares to Seller (36) ("Seller (36) Earn-Out Share Portion"), provided however that save with the prior written consent of Seller (36), the number of Parent Shares delivered to Seller (36) in satisfaction of the Seller (36) Earn-Out Share Portion shall be deferred to the extent (and only to the extent) Seller (36) would beneficially own, or exercise control or direction over, directly or indirectly, with its Affiliates, associates, related parties and any joint actors, after giving effect to a conversion of Parent Preference Shares (notwithstanding the application of the 30% Threshold (as defined in the terms attaching to such Parent Preference Shares) to any actual conversion of Parent Preference Shares), 49.0% or greater of the aggregate number of Parent Common Shares issued and outstanding (the “49% Threshold”). For a period of three (3) years following the Closing Date, if the delivery of any Parent Shares is deferred pursuant to this Section 5.5(a)(i), the Purchaser shall promptly, and in any event within five (5) Business Days of either the Purchaser or the Parent becoming aware, or Seller (36) notifying the Purchaser in writing that the 49% Threshold is no longer met or exceeded, notify Seller (36) that the 49% Threshold is no longer met or exceeded (save where notice has been provided to the Purchaser by Seller (36)) and the Parent shall promptly issue to Seller (36), in satisfaction or partial satisfaction of the deferred portion of the Seller (36) Earn-Out Share Portion, either such number of Parent Shares as would cause Seller (36) to reach the 49% Threshold or, if the outstanding balance of Parent Shares so deferred is insufficient to reach the 49% Threshold, the outstanding balance of the Parent Shares so deferred (and for the avoidance of doubt, the foregoing shall be repeated on each occasion the 49% Threshold is no longer met or exceeded during the period that is three (3) years from the Closing Date until any deferred portion of the Seller (36) Earn-Out Share Portion is paid in full). To the extent the issuance of any Parent Preference Shares is deferred in accordance with this Section 5.5(a)(i), and such Parent Preference Shares are subsequently issued in accordance with this Section 5.5(a)(i), the Parent shall issue to the Purchaser additional Parent Common Shares on conversion of such Parent Preference Shares as if the Accretion (as defined in the terms attaching to such Parent Preference Shares) commenced on the date such Parent Preference Shares would have been issued, but for the deferral in accordance with this Section 5.5(a)(i). The obligation in the preceding sentence shall survive the Closing.
(ii)The aggregate Earn-Out Entitlement of the Independent Group Members shall be settled in cash up to an aggregate amount of EUR 20,000,000.00 (in words: Euro twenty million) ("Independent Group Earn-Out Cash

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Portion"), to be distributed pro rata among the Independent Group Members in proportion to their respective Earn-Out Entitlements inter se. Any portion of the aggregate Earn-Out Entitlement of the Independent Group in excess of the Independent Group Earn-Out Cash Portion shall, unless the Purchaser elects otherwise pursuant to Section 5.5(b), be settled through the delivery of Parent Shares to the respective Independent Group Member ("Independent Group Earn-Out Share Portion" and together with the Seller (36) Earn-Out Share Portion, the "Earn-Out Share Portion").
(iii)For the avoidance of doubt, the portion of the Earn-Out allocated to the Parent pursuant to Annex 5.4(a)(ii) shall not be payable (see Section 2.4).
(b)The Purchaser may, in its sole discretion, elect to settle all of the Independent Group Earn-Out Share Portion in cash, whereas any additional cash payment shall be distributed pro rata among the Independent Group Members in proportion to their respective Earn-Out Entitlements inter se. The Purchaser shall notify the Sellers' Representative whether, and to what extent, it exercises the election under this Section 5.5(b) no later than ten (10) Business Days prior to the Earn-Out Payment Date.
(c)Within fifteen (15) Business Days after the later of (i) the Draft Earn-Out Accounts and the Earn-Out Calculation has become final and binding between the Parties pursuant to Section 5.3 and (ii) the Draft Effective Date Accounts and the Effective Date Statement have become final and binding between the Parties pursuant to Section 4.2 (such period, the "Earn-Out Payment Period", and the last day of such Earn-Out Payment Period, or, if such day is not a Business Day, the next succeeding Business Day, the "Earn-Out Payment Date"), subject to any withholding in accordance with Section 5.5(j),
(i)the Purchaser shall pay, or cause to be paid, the aggregate Independent Group Earn-Out Cash Portion (as adjusted pursuant to Section 5.5(b)) by wire transfer in immediately available funds, with value as of the relevant due date and free of bank and other charges and net of any Taxes, to the joint Sellers' Account; and
(ii)the OGI Parties jointly undertake to deliver (with respect to the Trustee and Seller (3) subject to Section 5.5(g)) to each Seller such number of Parent Shares (each, an "Earn-Out Share" and collectively, the "Earn-Out Shares, and the Earn-Out Shares together with the Consideration Shares and the Consideration True-Up Shares, the "Sellers' Organigram Shares" and each a "Sellers' Organigram Share"; such share delivery, the "Earn-Out Share Delivery") as determined in accordance with the following formula, with the resulting number rounded to the nearest whole number (i.e. rounded up from 0.5 and rounded down below 0.5):
(1)
(2)Whereby:

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(3)C = Number of Earn-Out Shares to be delivered to the respective Seller
(4)E = For Seller (36), its respective Earn-Out Entitlement.
(5)For each Independent Group Member, the proportion of the respective Independent Group Member's Earn-Out Entitlement to the aggregate Earn-Out Entitlement of all Independent Group Members (expressed as %), multiplied by the aggregate Independent Group Earn-Out Share Portion.
I = Price per Earn-Out Share in EUR, as determined in accordance with the principles set out in Annex 5.5(c)
(d)The Earn-Out Shares shall be allocated between Parent Common Shares and Parent Preference Shares for each Seller applying the principles set out in Section 3.4(d) mutatis mutandis.
(e)Parent shall register the Earn-Out Shares on the basis of the Sellers' Registration Details, unless (i) a Seller has notified updated information in writing to Parent or Purchaser no later than ten (10) Business Days prior to the Earn-Out Payment Date or (ii) a Seller has validly exercised a nomination right pursuant to Section 5.5(g), in which case the relevant Earn-Out Shares shall be registered on the basis of the registration details notified in accordance with Section 5.5(g) for the respective nominee.
(f)The Purchaser is aware that Seller (36) will be required to obtain a further DAML Consent before receiving any Earn-Out Shares in settlement of its Seller (36) Earn-Out Share Portion. The Purchaser and Seller (36) therefore agree that the Seller (36) Earn-Out Share Portion shall only be settled following receipt of DAML Consent. The Purchaser and Seller (36) agree that pending confirmation by Seller (36) of such clearance, no OGI Party shall deliver Earn-Out Shares to Seller (36) and no OGI Party shall be considered to be in default with any Earn-Out Payment to Seller (36). Should the NCA refuse to issue the DAML Consent, the Purchaser and Seller (36) agree to enter good faith discussions to find a solution for the settlement of the Seller (36) Earn-Out Share Portion that (i) either obtains or does not require Seller (36) to obtain DAML Consent and (ii) economically resembles the Seller (36) Earn-Out Share Portion. No OGI Party shall be obliged to agree to any solution that is not in compliance with Applicable Laws.
(g)With respect to the Earn-Out Shares to be delivered to (i) the Trustee in accordance with Section 5.5(c)(ii) (such Earn-Out Shares, the "Trustee Earn-Out Shares" and each a "Trustee Earn-Out Share") and (ii) Seller (3) in accordance with Section 5.5(c)(ii) (such Earn-Out Shares, the "Seller (3) Earn-Out Shares" and each a "Seller (3) Earn-Out Share"), the following shall apply, subject to any withholding in accordance with Section 5.5(j):
(i)The Trustee shall be entitled to nominate vis-à-vis the OGI Parties one or more Trustors to whom all or a portion of the Trustee Earn-Out Shares shall be delivered (such Trustee Earn-Out Shares to be delivered to the Trustors, the "Trustors Earn-Out Shares" and each a "Trustors Earn-Out Share") by written notice no later than ten (10) Business Days prior to the Earn-Out Payment Date, specifying (i) the number of Trustee Earn-Out

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Shares to be delivered to the respective Trustor and (ii) for each nominated Trustor all required registration details as stipulated in Annex 3.4(d).
(ii)Seller (3) shall be entitled to nominate vis-à-vis the OGI Parties one or more of its direct or indirect investors (each a "Seller (3) Nominee" and collectively the "Seller (3) Nominees") to whom all or a portion of the Seller (3) Earn-Out Shares shall be delivered (such Seller (3) Earn-Out Shares to be delivered to the Seller (3) Nominees, the "Seller (3) Nominee Earn-Out Shares" and each a "Seller (3) Nominee Earn-Out Share") by written notice no later than ten (10) Business Days prior to the Earn-Out Payment Date, specifying (i) the number of Seller (3) Earn-Out Shares to be delivered to the respective Seller (3) Nominee and (ii) for each Seller (3) Nominee all required registration details as stipulated in Annex 3.4(d) (such notice, the "Seller (3) Nominee Notice"). The right of Seller (3) to nominate a Seller (3) Nominee pursuant to this Section 5.5(g)(ii) shall be subject to the condition precedent (aufschiebende Bedingung) that the respective Seller (3) Nominee signs a side letter, substantially in the form as set out in Annex 5.5(g)(ii) [*], and that Seller (3) delivers such Side Letter, validly executed by the respective Seller (3) Nominee, to the Purchaser together with the Seller (3) Nominee Notice.
(iii)With respect to the delivery of the Trustors Earn-Out Shares to the Trustors pursuant to Section 5.5(g)(i), the Trustee, the Trustors and the Purchaser agree that such delivery shall constitute due and valid fulfilment of the claim of the Trustee against the Purchaser for payment of its Earn-Out Payment and delivery of the Trustee Earn-Out Shares in an amount corresponding to the Trustors Earn-Out Shares, as determined in accordance with this Agreement. Each Trustor agrees to be bound by the limitations set forth in Section 5.6(e) with respect to any Trustor Earn-Out Shares delivered to it.
(iv)With respect to the delivery of the Seller (3) Nominee Earn-Out Shares to the Seller (3) Nominees pursuant to Section 5.5(g)(ii), Seller (3) and the Purchaser agree that such delivery shall constitute due and valid fulfilment of the claim of Seller (3) against the Purchaser for payment of its Earn-Out Payment and delivery of the Seller (3) Earn-Out Shares in an amount corresponding to the Seller (3) Nominee Earn-Out Shares, as determined in accordance with this Agreement.
(v)For the avoidance of doubt, if the Purchaser has any right to withhold (Zurückbehaltungsrecht) an amount of any Earn-Out Payment from the Trustee and/or Seller (3) in accordance with Section 5.5(j), such right shall apply to the Trustee's and Seller (3)'s entire Earn-Out Entitlement, including the portion to be settled through delivery of Trustors' Earn-Out Shares and/or Seller (3) Nominee Earn-Out Shares to the Trustors and/or any Seller (3) Nominees (as applicable) pursuant to this Section 5.5(g).
(h)For the purpose of this Agreement, the (i) valid and binding delivery of the Earn-Out Shares by any OGI Party to the Sellers, the Trustors and the Seller (3) Nominees and (ii) receipt of the Independent Group Earn-Out Cash Portion on the Sellers' Account shall constitute due and valid fulfilment of the Purchaser's

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obligation to make any Earn-Out Payments (and to deliver any Earn-Out Shares) to the Sellers' Parties, and the Purchaser shall be released from any corresponding (payment) obligations towards a Seller Party once (x) the Earn-Out Shares have been validly and duly delivered to the respective Seller, Trustor or Seller (3) Nominee and (y) an amount equal to the Independent Group Earn-Out Cash Portion has been actually and irrevocably received on the Sellers' Account.
(i)The Earn-Out Shares shall be subject to the restrictions set forth in Section 7.
(j)Notwithstanding anything herein to the contrary, the obligation of the Purchaser to make any Earn-Out Payment (and to deliver any Earn-Out Shares) to the Sellers' Parties shall be subject in its entirety by the right of the Purchaser to withhold (Zurückbehaltungsrecht) any portion of an Earn-Out Payment in accordance with Sections 15.5, 16.5 and 19.13.
5.6Purchaser's conduct of the Business
(a)Subject to Section 5.5(b), following Closing and for the duration of the Earn-Out Period, the Purchaser shall permit the Target Group to continue its business substantially as conducted on or prior to the Closing Date. The Purchaser agrees that the Target Group is free to conduct its Business after the Closing Date and for the duration of the Earn-Out Period in the ordinary course of business consistent with past practice and with the due care and diligence of an orderly and prudent businessman (Kaufmann), in each case in compliance with Applicable Laws. The Purchaser shall not take or cause any action that (i) distorts the financial performance of the Target Group and therefore avoids or reduces the amount of the Earn-Out and (ii) is outside the rules foreseen under the governance documents implemented in connection with Closing, which are summarized in Annex 5.6(a) [*].
(b)This Section 5.6(a) shall not prevent or limit any actions, measures or omissions of the Purchaser that are (i) taken in accordance with the Governance Documents, (ii) taken in good faith in response to material changes of market or regulatory conditions, (iii) required to comply with the obligations of being a subsidiary of a publicly traded company, (iv) taken to ensure compliance of the Target Group Companies and their respective management with Applicable Laws or (iv) taken with the prior written consent of the Sellers' Representative.
(c)For the avoidance of doubt, the Sellers shall be entitled to recover lost Earn-Out Payments as damages in the event of a breach by the Purchaser of Section 5.6(a). The burden of proof will be on the Sellers' Parties to prove any claim they assert against the Purchaser in which they seek to recover any Earn-out Payment for any alleged breach of Section 5.6(a). For the purposes of any dispute regarding a breach by the Purchaser of Section 5.6(a), the Purchaser shall, upon written request by the Sellers' Representative, provide the Sellers' Representative and its professional advisors with reasonable access to all relevant books, records, accounts and documentation of the Target Group Companies as may be reasonably required to assess whether the Purchaser has complied with its obligations under Section 5.6(a). Any such review and access shall be conducted during normal business hours, upon reasonable prior notice and in a manner that does not interfere with, disrupt or adversely affect the business and operations of the Target Group Companies.

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(d)During the Earn-Out Period, the Purchaser shall procure that no Target Group Company enters into any intercompany transaction, arrangement or agreement with the Purchaser or any Affiliate of the Purchaser (other than another Target Group Company) that is not on arm's length terms and that could reasonably be expected to reduce the Earn-Out metrics set out in Annex 5.2, unless the Sellers' Representative has provided its prior written consent. Without limiting the generality of the foregoing, the Purchaser shall procure that no Target Group Company (i) transfers any assets, contracts, customers, revenues or business opportunities to the Purchaser or any Affiliate of the Purchaser (other than another Target Group Company), (ii) assumes any costs, liabilities or expenses of the Purchaser or any Affiliate of the Purchaser (other than another Target Group Company), or (iii) provides any services, products or other benefits to the Purchaser or any Affiliate of the Purchaser (other than another Target Group Company) at below-market rates, in each case unless the Sellers' Representative has provided its prior written consent. If and to the extent any intercompany transaction has been entered into in violation of this Section 5.6(c), such intercompany transaction shall (x), in the cases of (i) and (ii) of the preceding sentence, be disregarded for the purposes of the Earn-Out Calculation, and (y), in the cases of (iii) of the preceding sentence, be deemed to have occurred at market rates for the purposes of the Earn-Out Calculation.
(e)During the Earn-Out Period, the Purchaser shall procure that the Target Group Companies maintain separate books, records and accounts sufficient to enable the accurate calculation of the Earn-Out in accordance with this Agreement. The Purchaser shall procure that the Target Group Companies (i) maintain accounting records that separately track all revenues, costs, assets and liabilities of the Target Group, (ii) do not commingle the assets, revenues or operations of the Target Group with those of the Purchaser or any Affiliate of the Purchaser (other than another Target Group Company) in a manner that would prevent accurate calculation of the Earn-Out metrics set out in Annex 5.2, and (iii) provide the Sellers' Representative with quarterly reports setting forth the key financial metrics relevant to the Earn-Out Calculation within forty-five (45) Business Days after the end of each fiscal quarter during the Earn-Out Period.
(f)In the event that, during the Earn-Out Period, (i) the Purchaser, German HoldCo or the Parent directly sells, transfers or otherwise disposes of all or substantially all of the shares in the Company or any other Target Group Company to a third party (other than an Affiliate of the Purchaser), (ii) the Purchaser sells, transfers or otherwise disposes of all or substantially all of the assets of the Target Group to a third party (other than an Affiliate of the Purchaser), or (iii) a merger, consolidation or other business combination occurs as a result of which the Purchaser ceases to control the Company or the Target Group (each, a "Target Change of Control"), then the Earn-Out shall become due and payable on the Earn-Out Payment Date in an amount determined by dividing (i) the sum of the EBITDA and Net Revenue (each as determined in accordance with the principles set out in Annex 5.2) as of the last day of the month in which the relevant Target Change of Control has been completed (such date, the "Target Change of Control Closing Date") by (ii) the sum of the relevant target EBITDA and target Net Revenue set out in the Business Plan for the Target Change of Control Closing Date and multiplying the resulting figure (expressed in %; and such %, the "Earn-Out Target Percentage") by the Earn-Out Cap (the "Accelerated Earn-Out Payment"). If the Earn-Out Target Percentage is greater than 75%, then the Accelerated Earn-Out Payment shall equal the Earn-Out Cap. Any Accelerated

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Earn-Out Payment shall be allocated to the Shareholder Shares and the VSOP in accordance with the principles outlined in Section 5.4 and settled in accordance with the principles outlined in Section 5.5. For the avoidance of doubt, any portion of the Accelerated Earn-Out Payment to be allocated to the Parent Company Shares pursuant to Annex 5.4 shall not be payable (see Section 2.4 and Section 5.5(a)(iii)).
(g)The Parties agree that nothing in this Section 5.6, this Agreement or any of its Annexes, Exhibits or Schedules shall restrict or otherwise prevent Parent or any of its Affiliates (other than the Target Group) from (i) consolidating the Target Group into its financial statements and (ii) taking out the Transaction Financing, including the granting or enforcement of security interests over the assets of or shares in any Target Group Company in connection therewith.
6.[*]
6.1[*]
6.2[*]
7.Sellers' Organigram Shares
7.1Consideration Shares. Each Seller (except of Seller (36), to which the equivalent existing restrictions already in place shall apply) undertakes to the Purchaser and Parent that:
(a)during the first three (3) months following the delivery of its respective Consideration Shares ("First Consideration Share Lock-Up Period") in accordance with this Agreement, such Seller shall not Dispose of any of its Consideration Shares;
(b)during the period commencing upon the expiry of the First Consideration Share Lock-Up Period and continuing for the subsequent three (3) months ("Second Consideration Share Lock-Up Period"), each Seller may Dispose of up to 50% of its respective Consideration Shares; and
(c)after the expiry of the Second Consideration Share Lock-Up Period, each Seller may Dispose of all of its remaining Consideration Shares.
For the purposes of this Section 7.1, the definition of "Consideration Shares" shall also include the Consideration True-Up Shares and any delivery of Consideration True-Up Shares pursuant to Section  4.3(a) shall be deemed to be delivered on the Closing Date.
7.2Earn-Out Shares. Each Seller (except of Seller (36), to which the equivalent existing restrictions already in place shall apply) and Trustor undertakes to the Purchaser and Parent that:
(a)during the first three (3) months following the delivery of its respective Earn-Out Shares ("First Earn-Out Share Lock-Up Period") in accordance with this Agreement, such Seller and Trustor shall not Dispose of any of its Earn-Out Shares;
(b)during the period commencing upon the expiry of the First Earn-Out Share Lock-Up Period and continuing for the subsequent three (3) months ("Second Earn-

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Out Share Lock-Up Period"), each Seller and Trustor may Dispose of up to 50% of its respective Earn-Out Shares; and
(c)after the expiry of the Second Earn-Out Share Lock-Up Period, each Seller and Trustor may Dispose of all of its remaining Earn-Out Shares.
7.3Subject to prior written notice to the Purchaser, Seller (3) shall be entitled to transfer all or part of the Consideration Shares, the Consideration True-Up Shares and the Earn-Out Shares received by it to any Seller (3) Nominee, provided that the relevant Seller (3) Nominee delivers a duly executed the Side Letter to the Purchaser.
7.4Voting commitment. For a period of eighteen (18) months after the Closing Date, each Seller (except of Seller (36), to which the equivalent existing restrictions already in place shall apply) and Trustor will not, and will cause its Affiliates not to, directly or indirectly, whether individually or by acting jointly or in concert with any other Person, without the express prior written consent of Parent:
(a)solicit or join in or in any way participate in a solicitation of proxies from the Parent Shareholders or otherwise attempt to influence the conduct of the Parent Shareholders (for the avoidance of doubt, this Section 7.4(a) shall not apply for discussions solely among the Sellers and the Trustors);
(b)make any public announcement with respect to any of the foregoing; or
(c)advise, assist or encourage any other Person to do, or take any action inconsistent with, any of the foregoing.
7.5Parent Board Seat. Subject to (a) the rules of the TSX and NASDAQ as well as Applicable Laws, including the qualification requirements for directors and (b) the execution and delivery to Parent of a post-dated resignation letter from Mr. [*], which will provide for immediate resignation of [*] from the board of directors of the Parent (the "Parent Board") on the expiry of the Earn-Out Period: (i) immediately upon Closing, Parent shall procure that its Parent Board and all applicable committees of the Parent Board take all action necessary to appoint [*] to the Parent Board with immediate effect, and (ii) provided that no Sellers' Party is in material breach of this Agreement and no Seller (3) Nominee is in material breach of its respective Side Letter, the Parent Board and all applicable committees of the Parent Board shall take all action necessary to ensure that [*] remains a director of Parent until the end of the Earn-Out Period.
8.Liquidation Seller (3)
8.1In the event of a liquidation of Seller (3), Seller (3) shall procure, prior to such liquidation, that any and all of its rights and obligations hereunder are transferred to its direct shareholders and/or members by way of transfer of agreement (Vertragsübernahme) and assumption of liabilities (Schuldübernahme) through the execution of a notarized transfer and assumption agreement by Seller (3) and its direct shareholders and/or members, in a form to be agreed with Purchaser.
8.2All Parties hereby grant their explicit consent to any such transfer of agreement (Vertragsübernahme) and assumption of liabilities (Schuldübernahme).
9.Amendment of CLA
9.1The Parties acknowledge that the consummation of the transactions contemplated by this Agreement constitute an "Exit Event" pursuant to the terms of the CLA, resulting in a

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claim of Parent against the Company for repayment of the outstanding principal amount, including all (deemed) interest accrued thereon, if Parent does not exercise its right to convert the CLA into shares in the Company in connection with the Transaction.
9.2With effect immediately prior to Closing:
(a)Parent hereby waives its right to convert the CLA into Company Shares pursuant to the CLA in connection with the transactions contemplated by this Agreement.
(b)the Sellers, the Trustors, the Company and Parent herewith agree to mutually amend the CLA as follows ("CLA Amendment"):
(i)the Sellers and the Trustors shall cease to be a party to the CLA; and
(ii)the CLA shall continue to exist solely between the Company and Parent as shareholder loan in the amended and restated form attached hereto as Annex 9.2(b)(ii).
9.3Each Seller and Trustor herewith expressly waives with effect as of Closing, any and all rights and/or claims they may have against Parent or any Target Group Company under or in connection with the CLA. The Parent herewith expressly waives with effect immediately prior to Closing, any and all rights and/or claims it may have against the Sellers under or in connection with the CLA.
10.Termination of Shareholders' and Framework Agreement
10.1Subject to (aufschiebend bedingt) and with effect as of Closing, the Sellers, the Trustors, the Company, the Founders and Parent herewith agree to mutually terminate the Shareholders' Agreement and the Framework Agreement.
10.2The Sellers, the Trustors, the Company, the Founders and Parent hereby expressly waive, subject to (aufschiebend bedingt) and with effect as of Closing, any and all rights and/or claims they may have against each other under or in connection with the Shareholders' Agreement and/or the Framework Agreement.
11.Pre-Closing Covenants
11.1During the period from the Signing Date (including) until Closing, each Seller shall in its capacity as shareholder of the Company procure, respectively the Company shall procure – in each case to the extent permitted by and possible under Applicable Laws – that:
(a)the business of each Target Group Company will be managed according to the principles of a prudent businessman (Kaufmann) and be carried on as going concern and in the ordinary course consistent with past practice;
(b)each Target Group Company will use best efforts to comply with all material Applicable Laws and will use best efforts to maintain all licences, consents and authorisations of any nature whatsoever (public or private) which are necessary to carry on the businesses of the Target Group as presently conducted;
(c)each Target Group Company will use best efforts to preserve its customer and supplier relationships in the ordinary and usual course consistent with past practice and according to the principles of a prudent businessman (Kaufmann);

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(d)each Target Group Company will use best efforts to preserve its assets in good working condition subject to reasonable wear and tear and ordinary course of business according to the principles of a prudent businessman (Kaufmann); and
(e)each Target Group Company will keep proper accounting records and in them make true and complete entries of all dealings and transactions in relation to its businesses.
11.2Matters requiring approval of Purchaser
11.3Without prejudice to Section 11.1, during the period from Signing Date (excluding) until Closing, the Sellers shall in their capacity as shareholders of the Company procure, respectively the Company shall procure – in each case to the extent permitted by and possible under Applicable Laws – that (i) none of the following matters will occur or will be agreed to with respect to any Target Group Company and (ii) the Sellers and the Company will not vote in favour of any of the following matters in any shareholders or board meeting of the Company or any (other) Target Group Company and, in each case (i) and (ii) without the prior consent of the Purchaser in Text Form, which shall not be unreasonably withheld:
(a)the passing of any shareholders' resolution relating to the respective Target Group Company other than shareholder resolutions concerning the adoption of the annual financial statements for the fiscal year ending on 31 December 2025;
(b)the amendment, modification, supplementation or any alteration of any Target Group Company's articles of association, bylaws or other constitutional document;
(c)the implementation of capital measures of any kind, including reorganisations (Umwandlungen nach dem Umwandlungsgesetz), capital increases, capital reductions, repurchases, recapitalisations or redemptions of any shares or other Equity Interests, and any creation, authorisation, issuance or grant of any authorized capital or other Equity Interests (including options, warrants, convertible securities or other rights to purchase or acquire Equity Interests), or entering into corresponding obligations with respect to a Target Group Company;
(d)the declaration, payment or other making by any Target Group Company of any dividend or other distribution (whether in cash or in kind), including any compensation for the redemption of shares;
(e)disposition of or encumbrance, or commitment to dispose of or Encumber the shares or all or part of the undertaking (Betrieb oder Betriebsteil) of a Target Group Company;
(f)the passing of a resolution, taking of a step or otherwise commencing (i) a voluntary or involuntary winding-up, dissolution or liquidation, (ii) the appointment of a liquidator, receiver, administrator, administrative receiver, monitor or similar officer, (iii) the entering into a scheme of arrangement, (iv) the carrying out of a merger, demerger, spin-off, change of legal form or any other measure pursuant to the German Transformation Act (UmwG) or comparable laws of foreign jurisdictions, in each case with respect to a Target Group Company;
(g)the entering into any profit-and-loss-pooling agreement, domination agreement or other enterprise agreement (Unternehmensvertrag) within the meaning of

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sections 291 and 292 AktG or of any agreements on a silent participation (stille Beteiligung) by any Target Group Company;
(h)the acquisition, sale, Encumbrance or other disposition by any Target Group Company of (i) real estate (irrespective of the value), (ii) any material asset or fixed asset with a value in excess of EUR 400,000.00 in the individual case, (iii) any equity or other security interest in any other businesses, enterprises, shareholdings or silent partnerships or (iv) any other capital investments, contributions or participations in any other businesses or enterprises;
(i)any borrowing of money or acceptance of any financial facility by any Target Group Company or the making or granting of any loan or any financial facility, other than use of any existing overdraft facilities in the ordinary course of business;
(j)any giving by any Target Group Company of any guarantee, suretyship (Bürgschaft), letter of comfort (Patronatserklärung), indemnity or any other security or the entering into any other agreement to secure any third-party liabilities, except, for the avoidance of doubt, for customary guarantees or indemnities issued in favor of customers, suppliers or distributors in the ordinary course of business consistent with past practice (which do not qualify as collateral for an obligation of a third party);
(k)any change in any method of accounting or accounting practice or policy by any Target Group Company, appointing of new statutory auditors of any Target Group Company and/or adopting or restating any financial statements of any Target Group Company;
(l)materially change or amend the business plan or budget of any Target Group Company;
(m)any termination of or amendment to any Material Agreement (as defined in Annex 14.1) other than with an important reason (aus wichtigem Grund) (other than non-material amendments in the ordinary course of business, consistent with past practice);
(n)the entering into any agreement, arrangement or commitment between a Seller and/or a Related Party, on the one side, and any Target Group Company, on the other side, or any amendment to an existing Related Party Agreement;
(o)the entering by any of the Target Group Companies into any agreement, arrangement or commitment which is not on arms' length terms, however, for the purposes of this Section 11.2(o), agreements, arrangements or commitments with third parties shall be deemed to be at arm’ length terms unless the Purchaser provides reasonable evidence to the contrary;
(p)the entering by any Target Group Company into any collective agreements with unions, works councils or other employee representative bodies;
(q)the layoff of 15 (fifteen) % of the workforce, or the initiation of any employee-related reorganizations materially affecting a significant portion of the workforce, by any Target Group Company;

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(r)the conclusion, amendment or termination of employment or service contracts with any new persons fully or part time in the Target Group Companies which would qualify as Directors and personnel in Annex 14.1); executive roles (including, for the avoidance of doubt, any Key Employees as defined in Annex 14.1);
(s)any change in the terms of employment of any employee of a Target Group Company under which the employee is entitled to transaction bonuses or other benefits in connection with the transactions provided for under this Agreement;
(t)any dismissal (unless extra-ordinary dismissal of any Director other than Founder (1)) or appointment of any person as Director of any Target Group Company or any waiver of claims of a Target Group Company against any current or former Director;
(u)any increase of the remuneration of any of the Target Group Companies' Directors, employees, agents or consultants;
(v)any entrance into a new line of business or abandonment or discontinuance of any existing lines of business by any of the Target Group Companies other than already being part of an existing Business Plan approved by the Purchaser in Text Form;
(w)taking any action leading to a termination (without a simultaneous renewal) of any insurance policy purchased by or entered into in favour of a Target Group Company other than in the ordinary course of business consistent with past practice;
(x)the commencement, cancellation, extension, settlement or waiver of any claim or pending or threatened litigation or arbitration involving a Target Group Company exceeding EUR 200,000.00 in the individual case or EUR 400,000.00 in the aggregate per calendar year;
(y)any entering into any Tax sharing, Tax indemnity, Tax allocation or similar agreement or contract related to Taxes or materially amending or changing of any Tax election right, Tax Returns, accounting method or practice, incurring any material liability for Taxes outside the ordinary course of business inconsistent with past practice or surrendering of any material right to claim a Tax refund or credit, except in each case to the extent required by mandatory laws;
(z)the change of Tax residence of any Target Group Company or the establishment by any Target Group Company of any taxable presence in any jurisdiction;
(aa)any agreement in contravention of, or commitment to do anything prohibited by, this Section 11.2.
11.4Consent by Purchaser
(a)With respect to Section 11.1 and the matters listed in Section 11.2, the Purchaser hereby grants its consent for:
(i)all matters necessary for the fulfilment of the Closing Conditions or the implementation of the Closing Actions or otherwise explicitly required or explicitly permitted by the terms of this Agreement;

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(ii)for any matter reasonably undertaken by a Target Group Company in an emergency or disaster situation with the intention of minimizing any adverse effect of such situation for the respective Target Group Company, provided that such action in the reasonable expectation of the Directors will not result in a greater irreparable damage to the respective Target Group Company than would result from the omission of such action; and/or
(iii)all matters evidently required in order to comply with Applicable Laws.
In cases of this Section 11.3(a), the Directors of the Company shall inform the Purchaser promptly after any such matter has occurred or agreed with respect to any Target Group Company.
(b)Any requests for Purchaser's consent shall be submitted by the Sellers' Representative and addressed to [*]. The Purchaser Contact Person shall be deemed to be authorised by the Purchaser for this purpose until one (1) week after the Purchaser has notified the Sellers' Representative in Text Form of any replacement. The consent by the Purchaser, shall be deemed granted unless the Purchaser Contact Person does not unreasonably object to the notified matter within five (5) Business Days upon receipt of the notice by the Sellers' Representative. For the avoidance of doubt, neither a Seller nor any Target Group Company shall be under any obligation to carry out any measure for which they have obtained the Purchaser's consent.
11.5Transition of business
(a)General Cooperation. The Sellers, the Company and the Purchaser shall cooperate in good faith and use all reasonable endeavours to provide for a smooth transition of the Target Group to the Purchaser. The Parties will take all actions necessary to ensure the implementation of the transactions contemplated by this Agreement.
(b)Termination of Related Party Agreements
(i)As of the Signing Date,
(1)the Target Group Companies, on the one side, and (i) the Sellers and (ii) any Affiliate of the Sellers (each of (ii) a "Sellers' Related Party" and collectively the "Sellers' Related Parties"), on the other side, have existing contractual relationships among them (collectively such agreements, the "Sellers' Related Party Agreements") and
(2)the Target Group Companies, on the one side, and (i) the Founders, (ii) any Affiliate of the Founders, (iii) any relative (Angehöriger) of the Founders pursuant to Section 15 of the German Fiscal Code (AO) or within the meaning of Section 138 of the German Insolvency Code (InsO) ("Relative") and/or (iv) any Affiliate and Relative of any of the foregoing (each of (ii) through (iv), a "Founders' Related Party" and collectively the "Founders' Related Parties"; and the Sellers' Related Parties and the Founders' Related Parties collectively, the "Related Parties " and each a "Related Party"), on the other side, have existing

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contractual relationships among them (collectively such agreements, the "Founders' Related Party Agreements").
(ii)all of which are listed in Annex 11.4(b)(i) [*].
(iii)The Company shall, and to the extent a Seller is a party to any Related Party Agreement, such Seller shall procure that on or before the Closing Date, all Related Party Agreements shall be terminated by mutual agreement with effect as of the Closing Date. Each termination shall be made without any costs for any Target Group Company and with full release of the Target Group from any liability under the respective agreements to the Sellers or the Sellers' Related Parties other than for payment obligations accrued prior to the date of such termination and settled prior to the Closing Date. Each Seller undertakes towards the Purchaser that, except as set forth in this Agreement, as from the Closing Date neither the Sellers nor any of Sellers' Related Parties have any claim whatsoever against any company of the Target Group or any of their respective Directors or employees, and the Target Group will not have any liability towards the Sellers or any of Sellers' Related Parties. If after the Closing Date any such claim or liability arises, each Seller shall (i) waive on demand all rights and claims against any of the Target Group Companies and their Directors and employees in respect of such right or claim and (ii) indemnify and hold harmless the Target Group Companies and their Directors and employees from any and all rights and claims of any of its Sellers' Related Parties.
(iv)Section 11.4(b)(ii) shall not apply to:
(1)any agreements to be concluded between any Seller and/or Related Parties, on the one side, and a company of the Target Group, on the other side, if such agreement is explicitly to be concluded in accordance with this Agreement or the Purchaser has consented to such agreement;
(2)any employment and/or service agreements between a Target Group Company, on the one side, and any Seller or Founder, on the other side, based on written agreements listed in Annex 11.4(b)(iii)(2) [*].
(3)the CLA, which shall be treated in accordance with Section 8; and
(4)the Shareholders' Agreement and the Framework Agreement, which shall be treated in accordance with Section 10.
11.6Settlement of VSOP
(a)Prior to the signing of this Agreement, the Sellers and the Company have entered into a payment undertaking agreement pursuant to which (i) the Sellers have acceded as additional debtors (Schuldbeitritt) to the claims of all VSOP beneficiaries listed in Annex (J)(b) against the Company under the VSOP triggered as a result of the Transaction and (ii) the Sellers have unconditionally and irrevocably undertaken to settle any such claims in full and without any recourse against the Company (such agreement, as attached as Annex  [*]. The Sellers and the Company undertake vis-à-vis the OGI Parties to not amend,

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modify or waive any rights or obligations under the VSOP Payment Undertaking Agreement without the prior written consent of the Purchaser.
(b)As soon as possible, and in any event no later than ten (10) Business Days after the Signing Date, the Sellers and the Company shall procure that each VSOP beneficiary listed in Annex (J)(b) is notified in writing of the Transaction and of its respective entitlements triggered under the VSOP as a result of the Transaction, and is requested to waive any further rights and claims he/she/it might have under VSOP, substantially in the form attached as Annex 11.5(b) [*].
(c)The Sellers' Representative shall deliver to the Purchaser two (2) Business Days prior to the Scheduled Closing Date, the VSOP Declarations duly executed and received by the Sellers and/or the Company as of that date.
11.7Change of control declarations
(a)As soon as possible, and in any event no later than ten (10) Business Days after the Signing Date, the Company shall procure that the individuals, companies and/or entities listed in Annex 11.6(a) that are entitled to a change-of-control right under their respective contractual agreement with any of the Target Group Companies have been only notified, in a form agreed between the Purchaser and the Sellers' Representative, of the change of control that will result from the Transaction and have been only requested to give their respective consents thereto and have been only requested to waive any applicable change-of-control rights (such consents or waivers (as the case may be) collectively [*]. No further action is required to fulfil the foregoing obligation.
(b)The Sellers' Representative shall deliver to the Purchaser two (2) Business Days prior to the Scheduled Closing Date, the CoC Declarations duly executed and received by the Sellers and/or the Company as of that date.
11.8[*]
(a)[*]
11.9Information Access
During the period from the Signing Date (including) until Closing the Company shall procure that:
(a)to the extent reasonably required by the Purchaser to fulfil the Closing Conditions or to perform the Closing Actions or to monitor the compliance by the Sellers with their obligations under this Agreement, the Purchaser and its representatives will be afforded reasonable access during normal business hours to the offices of the Target Group Companies, all employees, Directors and advisers of the Target Group Companies and all documents, books and records held or maintained by or on behalf of the Target Group Companies that Purchaser reasonably requests; and
(b)to the extent permitted by Applicable Laws, the Purchaser will be kept informed of all material matters relating to the businesses, assets and affairs of each Target Group Company.

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12.Closing Conditions
12.1Mutual Closing Conditions
The obligation of the Parties to proceed to Closing and cause the Closing Actions to occur and thereby consummate the Transaction shall fall due (fällig) on the Scheduled Closing Date subject to the fulfilment of the following conditions precedent (aufschiebende Bedingungen) ("Mutual Closing Conditions"):
(a)FDI Approval. Either (i) German Foreign Direct Investment ("FDI") clearance from the German Ministry of Economics and Energy ("BMWE") pursuant to section 58a AWV has been obtained or deemed to be obtained due to the expiration of the waiting period pursuant to section 58a para. 2 AWV or (ii) a German FDI certificate of non-objection has been issued by the BMWE pursuant to section 58a para. 1 AWV or deemed issued due to the expiration of the waiting period pursuant to section 58 para. 2 AWV ("FDI Closing Condition").
(b)TSX/NASDAQ Approval. All approvals, consents and authorizations of securities regulatory authorities necessary to give effect to this Agreement and the transactions contemplated herein, including for the issuance of the Consideration Shares, the issuance of the Consideration True-up Shares, the issuance of the Earn-Out Shares and the Private Placement have been obtained, including the TSX Approval (which shall be subject only to customary conditions) and the NASDAQ Notification.
(c)Illegality. No governmental body of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered into any law, executive order, decree, injunction, or other order and no legal proceeding or other legal or regulatory restraint or prohibition shall be in effect, in either case, that has the effect of making the transactions contemplated hereby illegal or that otherwise has the effect of enjoining, preventing, restraining or otherwise prohibiting the consummation of the transactions contemplated hereby.
12.2Purchaser Closing Conditions
The obligation of the Purchaser to proceed to Closing and cause the Closing Actions to occur and thereby consummate the Transaction shall – in addition to the Mutual Closing Conditions – be subject to the fulfilment or waiver of the following conditions precedent (aufschiebende Bedingungen) ("Purchaser's Closing Conditions"; collectively with the Mutual Closing Conditions, the "Closing Conditions"):
(a)No Material Adverse Change. No Material Adverse Change has occurred between the Signing Date and the Closing Date.
(b)Arrangement of financing. Purchaser has obtained, on terms and conditions satisfactory to the Purchaser in its sole discretion, third-party financing in an amount sufficient to fund the Closing Payment and any other payment obligations of the Purchaser under this Agreement ("Transaction Financing").
(c)Parent Shareholder Approval. The Parent Shareholder Approval has been obtained.
(d)Bring Down Closing Condition I. The Fundamental Warranties in Subpart A(I) of Annex 14.1 [*] are true and correct without giving effect to any qualification as

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to materiality contained therein as of the date of this Agreement and at and as of the Closing Date with the same effect as though such Fundamental Warranties I had been made or given at and as of the Closing Date [*].
(e)Bring Down Closing Condition II. With respect to the Fundamental Warranties in Subpart A (II) of Annex 14.1 [*], the Business Warranties and the Tax Warranties no Post-Signing Warranty Breach has occurred, provided that, for the purposes of this Closing Condition, any Post-Signing Warranty Breach shall be considered as a non-fulfilment of this Closing Condition only if:
(i)the corresponding damage at the level of the Target Group will not result in a reduction of the Fixed Purchase Price, whether through a decrease of the Target Group's Cash or by way of a liability, accrual or provision of the Target Group Companies in the Effective Date Accounts and
(ii)the amount of the corresponding damage at the level of the Target Group that will not result in a reduction of the Fixed Purchase Price pursuant to Section 12.2(e)(i) is reasonably expected to exceed EUR 10,000,000 (in words: Euro ten million) in the aggregate regardless of whether any Seller is required to compensate for such damage or not.
12.3Obligations with regard to Closing Conditions
(a)The Sellers and the Company shall use reasonable efforts to ensure that Purchaser Closing Conditions pursuant to Sections 12.2(d) and 12.2(e) will be fulfilled as soon as possible and remain fulfilled until the Closing Date.
(b)The Purchaser shall use reasonable efforts to ensure that the Purchaser Closing Conditions pursuant to Section 12.2(b) and 12.2(c) will be fulfilled as soon as possible and remain fulfilled until the Closing Date.
(c)The Purchaser and the Company shall use reasonable efforts to ensure that the Mutual Closing Conditions are fulfilled as soon as practically possible and remain fulfilled until the Closing Date. With regard to the FDI Closing Condition, the Company shall provide, and shall procure (dafür einstehen) that the Target Group Companies provide, to the Purchaser (i) upon Purchaser's reasonable request all documents and information necessary to prepare the relevant FDI filings and (ii) all documents and information requested by the BMWE, in each case as expeditiously as possible. The Purchaser shall notify the Company and the Sellers' Representative of any material communication to the Purchaser from the BMWE. The Purchaser shall inform the Sellers' Representative and the Company of any meeting with the BMWE and to the extent appropriate give the Sellers' Representative and the Company the opportunity to attend and participate thereat.
(d)In the event that the BMWE does not approve the Transaction and issues a remedy or should threaten to do so, the Purchaser, the Sellers' Representative and the Company will consult in good faith with the view to find solutions which will result in the approval of the Transaction, or the non-issuance or cancellation of such remedy, respectively. The Purchaser, the Company and the Sellers shall use commercially reasonable efforts to obtain approval of the BMWE for the Closing. However, the Purchaser and the Sellers shall not be obliged to propose, commit to or effect any condition or obligation vis-à-vis the BMWE, other than such conditions or obligations which (i) impose mere formalities or (ii) do not

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restrict or otherwise affect the future business activities of the Purchaser, any Affiliates of the Purchaser or the Target Group Companies in any material manner.
(e)As soon as a Closing Condition has been either fulfilled or waived (and again once all Closing Conditions have been either fulfilled or waived), the Sellers' Representative and the Purchaser shall notify each other thereof. The same shall apply in the event any of the Closing Conditions has definitely lapsed (endgültiger Bedingungsausfall).
12.4Waiver of Closing Conditions
(a)Purchaser shall have the right to waive in whole or in part any of the Purchaser's Closing Conditions. A waiver shall be made in the form of a notice in Text Form to Sellers' Representative. Each Seller herewith accepts any such waiver once declared.
(b)The effect of any such waiver shall be limited to permitting the Parties to proceed with the Closing Actions but shall not limit or prejudice any claims the Purchaser may have with respect to any circumstances relating to such Purchaser's Closing Condition not being fulfilled.
12.5Long Stop Date, Termination
(a)If any of the Mutual Closing Conditions or the Purchaser Closing Conditions has not been fulfilled or definitely lapsed (endgültiger Bedingungsausfall) by the date that falls six (6) months after the Signing Date ("Long Stop Date"), either the Sellers' Representative (jointly for all Sellers' Parties and the Company, which for this purpose grant the Sellers' Representative a power of attorney, which power of attorney shall include, for the avoidance of doubt, the receipt of any similar withdrawal declarations issued by the Purchaser) or the Purchaser (jointly for all OGI Parties, which for this purpose grant the Purchaser a power of attorney under release from the restrictions of section 181 BGB or comparable restrictions of other jurisdictions, which power of attorney shall include, for the avoidance of doubt, the receipt of any similar withdrawal declarations issued by the Sellers' Representative) may withdraw (zurücktreten) from this Agreement by notice in Text Form to the Purchaser or the Sellers' Representative, as the case may be, within one (1) month after the Long Stop Date, it being understood that a Party (in the case of the Sellers, acting through the Sellers' Representative) shall not be entitled to withdraw (zurücktreten) from this Agreement pursuant to this Section 12.5(a) if, in the case of the Sellers' Parties, such Sellers' Party, or, in case of the OGI Parties, such OGI Party, is responsible for the non-fulfillment of any Mutual Closing Condition or any Purchaser Closing Condition.
(b)Any purported withdrawal pursuant to this Section 12.5 shall be deemed void and shall not have any effect if, at the time when the notice from the Sellers' Representative or the Purchaser is received by the Purchaser or the Sellers' Representative, respectively, all Closing Conditions have been fulfilled or waived.
(c)The effect of a permitted withdrawal pursuant to this Section 12.5 shall be limited to eliminating the obligations of the withdrawing Party to perform the actions to be performed at the Closing and shall not limit or prejudice any claims the withdrawing Party may have for specific performance (Erfüllung) or damages (Schadensersatz) or otherwise on the basis of any circumstances relating to the

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non-fulfilment of any Closing Condition. In case of such permitted withdrawal, this Agreement shall become null and void (except for this Section 12.5(c), Sections 20, 24 and 28 and each clause required to enforce such Sections shall survive any termination of this Agreement).
13.Closing
13.1Scheduled Closing Date
(a)The scheduled closing date shall be the last day of the month in which (i) the Closing Conditions pursuant to Sections 12.1(a), 12.1(b), 12.2(b) and 12.2(c) have been fulfilled or waived and (ii) the Closing Conditions pursuant to Sections 12.1(c), 12.2(a), 12.2(d) and 12.2(e) have been satisfied and not lapsed (kein Bedingungsausfall) or waived, or, in case the fulfilment of (i) and (ii) falls within the last five (5) Business Days of a month, on the last day of the following month (such date, respectively any other date as mutually agreed upon by the Purchaser and the Sellers' Representative, the "Scheduled Closing Date").
(b)Provided that the (i) Closing Conditions pursuant to Sections 12.1(a), 12.1(b), 12.2(b) and 12.2(c) have been fulfilled or waived and (ii) Closing Conditions pursuant to Sections 12.1(c), 12.2(a), 12.2(d) and 12.2(e) have been satisfied and not lapsed (kein Bedingungsausfall) or waived until 30 March 2026, 2 April 2026 (or such other date as mutually agreed between the Purchaser and the Sellers' Representative) shall be the Scheduled Closing Date. In such case, the Effective Date shall, however, in deviation from Section 1.3(a), be 31 March 2026 at 24:00 hrs. (and not the Closing Date at 24:00 hrs.).
For cases in which the Closing Date and the Effective Date do not coincide, (i) each Seller, on its own behalf, and the Company, on its own behalf and the Target Group Companies, hereby guarantees that, during the Effective Date and the Closing Date (including), and (ii) each Seller hereby agrees to procure (stehen dafür ein) for itself and its respective Related Parties, and the Company hereby agrees to procure (stehen dafür ein) in respect of itself and any other Target Group Company, that between the Effective Date (including) and the Closing Date no Target Group Company will make any direct or indirect payment, will fulfil any obligation or will grant any other monetary benefit (geldwerten Vorteil) to any Seller or any Related Party, other than payments in fulfilment of any Permitted Related Party Agreement.
13.2Closing Actions and Closing
On the Scheduled Closing Date, subject to all Closing Conditions being and continuing to be fulfilled or waived, the Parties shall meet at the offices of Hogan Lovells, Karl-Scharnagl-Ring 5, 80539 Munich, or at such other time and location (including by video conference call) as mutually agreed upon by the Parties, where the following events ("Closing Actions" which in their entirety shall constitute the "Closing") shall take place in the following order:
(a)Bring Down Declaration. The Sellers' Representative shall deliver to the Purchaser the Bring Down Declaration pursuant to Section 14.3.

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(b)Termination of Related Party Agreements. The Sellers' Representative shall deliver to the Purchaser reasonable evidence for the termination of the Related Party Agreements pursuant to Section 11.4(b).
(c)Resignation of Advisory Board Members. The Sellers' Representative shall deliver resignation declarations of all current members of a the Company's advisory board, containing a waiver of such persons regarding any claims (known, unknown, actual or contingent) vis-à-vis the Target Group, substantially in the form of Annex 13.2(c).
(d)Rules of Procedure. The Sellers' Representative shall deliver to the Purchaser reasonable evidence for the valid implementation, with effect from Closing, of the rules of procedure at the level of each Target Group Company (excluding Endosane Pharmaceuticals GmbH, a limited liability company under the laws of Germany, registered with the commercial register of the local court of Berlin (Charlottenburg) under HRB 233166 B) and [*], substantially in the form as included in the Governance Documents attached as Annex 5.6(a).
(e)Parent Board Seat. Subject to lit (a) and lit (b) of Section 7.5, the Purchaser shall deliver, or cause to be delivered, to the Sellers' Representative reasonable evidence for the appointment of Mr [*] to the Parent Board.
(f)Consideration Share Delivery. The Purchaser shall deliver, or cause to be delivered, to the Sellers' Representative a DRS statement representing the Consideration Shares registered in accordance with the Sellers' Registration Details.
(g)Closing Payment. The Purchaser shall pay, or cause to be paid, the Closing Payment to the Sellers' Account in accordance with Section 3.3(a).
The end of the day (24:00 hrs.) on which the last of the Closing Actions has been completed respectively waived shall be referred to as the "Closing Date".
13.3Waiver of Closing Actions
(a)The Purchaser may waive the non-fulfillment of any of the Closing Actions pursuant to Sections 13.2(a) through 13.2(d) (or parts thereof) and the Sellers' Representative (jointly for all Sellers' Parties) may waive the non-fulfillment of the Closing Actions pursuant to Sections 13.2(e) through 13.2(g) (or parts thereof). The waiver shall be declared by notice in Text Form to the Purchaser or the Sellers' Representative, respectively, and each of the other Parties hereby accepts any such waiver.
(b)The effect of any such waiver shall be limited to eliminating the need that the respective Closing Action is taken at Closing and shall not limit or prejudice any claims any Party may have with respect to any circumstances relating to such Closing Action not being taken pursuant to this Agreement. The waiving Party/Parties shall be entitled to request such due performance of the waived Closing Action after the Closing Date.
13.4Closing Memorandum
Once all Closing Actions have taken place, the Parties shall execute the closing confirmation, substantially in the form attached hereto as a draft as Annex 13.4 [*] The Parties agree that the executed Closing Memorandum shall serve as irrefutable evidence

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that all Closing Conditions have been satisfied or, respectively, duly waived and all Closing Actions have been taken or, respectively, duly waived and that Closing has taken place.
13.5Evidence of Transfer
Immediately upon execution of the Closing Memorandum, the Parties shall provide the acting notary with a copy thereof. The Parties and the notary agree that such copy shall constitute the evidence (Nachweis) of the transfer of the Sale Shares required by section 40 paragraph 1 sentence 1 and 2 of the German Limited Liability Companies Act (GmbHG). Upon receipt of the copy of the Closing Memorandum, the notary shall submit an updated list of shareholders (Liste der Gesellschafter) of the Company to the commercial register (Handelsregister), reflecting the transfer of the Sale Shares to the Purchaser, together with the certifications (Bescheinigungen) pursuant to section 40 paragraph 2 sentence 2 of the German Limited Liability Companies Act (GmbHG).
13.6Failure of Closing, Termination
(a)If the Closing Actions owed by the Purchaser have not been fulfilled within ten (10) Business Days after the Scheduled Closing Date, the Sellers' Representative (jointly for all Sellers' Parties and the Company, which for this purpose grant the Sellers' Representative a power of attorney, which power of attorney shall include, for the avoidance of doubt, the receipt of any similar withdrawal declarations issued by the Purchaser) may withdraw (zurücktreten) from this Agreement by notice to the Purchaser in Text Form within three (3) months after the Scheduled Closing Date. If the Closing Actions owed by the Sellers have not been fulfilled within ten (10) Business Days after the Scheduled Closing Date, the Purchaser (jointly for all OGI Parties, which for this purpose grant the Purchaser a power of attorney under release from the restrictions of section 181 BGB or comparable restrictions of other jurisdictions, which power of attorney shall include, for the avoidance of doubt, the receipt of any similar withdrawal declarations issued by the Sellers' Representative) may withdraw (zurücktreten) from this Agreement by notice to the Sellers' Representative in Text Form within three (3) months after the Scheduled Closing Date. Any purported withdrawal shall be deemed void and shall not have any effect if, at the time when the notice from the Sellers' Representative or the Purchaser is received by the Purchaser or the Sellers' Representative, respectively, all Closing Actions owed by the Purchaser or the Sellers, respectively, have been fulfilled or waived.
(b)The effect of a permitted withdrawal pursuant to this Section 13.6 shall be limited to eliminating the obligations of the withdrawing Party to perform the actions to be performed at the Closing and shall not limit or prejudice any claims the withdrawing Party may have for specific performance (Erfüllung) or damages (Schadensersatz) or otherwise on the basis of any circumstances relating to the non-fulfilment of any Closing Actions. In case of such permitted withdrawal, this Agreement shall become null and void (except for this Section 13.6(b), Sections 20, 24 and 28 and each clause required to enforce such Sections shall survive any termination of this Agreement).

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14.Warranties of the Sellers
14.1Sellers' Warranties
(a)Each Seller hereby represents and warrants to the Purchaser by way of an independent guarantee (selbstständiges Garantieversprechen) within the meaning of section 311 para 1 BGB that each of the statements set forth in Part A of Annex 14.1 [*] is true, complete and complied with on the Signing Date and the Closing Date (unless stated otherwise in the respective Fundamental Warranty). For the avoidance of doubt, with respect to the Fundamental Warranties II, such representations and warranties are given as of the Closing Date subject to the Bring Down Disclosure (see Section 14.3(b)). To the extent Fundamental Warranties include statements relating to a certain Seller or its respective Sale Shares, each Seller represents and warrants such Fundamental Warranties severally (als Teilschuldner) and only with respect to itself and the Sale Shares sold by it (als Einzelschuldner). In all other cases each Seller shall be severally (but not jointly) (als Teilschuldner) liable for any Breach of Fundamental Warranties pro rata to its respective Sellers' Proportion.
(b)The Fundamental Warranties I contained in subpart A(I) Sections 2.3, 3.1 to 3.6, 4.1, 4.4 to 4.8 of Annex 14.1 (in each case to the extent they relate to the Company Subsidiaries or to shares other than to the Sale Share or the person of the respective Seller) and the Fundamental Warranties II contained in subpart A(II) Sections 5.1 to 5.8 of Annex 14.1 (in each case to the extent they relate to the Company Subsidiaries or to shares other than to the Sale Shares or the person of the respective Seller) are given on the basis that they should be regarded as a risk allocation between the Parties, only; the Purchaser acknowledges and agrees that no Seller (other than Founder Vehicle (1)) has independently examined or verified the underlying facts, matters, circumstances and statements made in such Fundamental Warranties and the Schedules pertaining thereto and that this lack of examination or verification shall neither be construed nor interpreted as constructive fraud (Arglist), nor indirect intent (bedingter Vorsatz) due to insufficient or inadequate inquires (Angaben ins Blaue hinein) by a Seller
(c)The Founder (1) Vehicle hereby represents and warrants to the Purchaser by way of an independent guarantee (selbstständiges Garantieversprechen) within the meaning of section 311 para 1 BGB that each of the statements set forth in Part B of Annex 14.1 [*] is true, complete and complied with on the Signing Date and, subject to the Bring Down Disclosure, on the Closing Date (unless specifically stated otherwise in the respective Business Warranty).
14.2Sellers' Best Knowledge
(a)If and to the extent any of the Sellers' Warranties are made to [*], such Sellers' Warranty is only breached if any of the persons listed in Annex 14.2 and in accordance with Annex 14.2 either had actual knowledge (positive Kenntnis) of the relevant fact or could have had knowledge of the relevant fact if it/he/she had not acted grossly negligent (grob fahrlässig).

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14.3Bring Down Disclosure
(a)No earlier than three (3) Business Days and no later than one (1) Business Day prior to the Scheduled Closing Date (such date being the "Bring Down Date"), the Founder (1) Vehicle shall review the Business Warranties and the Tax Warranties and the Founder (1) Vehicle and all Sellers shall review the Fundamental Warranties and the Founder (1) Vehicle and the Sellers’ Representative on behalf of all Sellers’ – as the case may be according to the foregoing obligations – shall deliver to the Purchaser a written declaration, substantially in the form of Annex 14.3(a), confirming whether and to which extent the Business Warranties, Fundamental Warranties and the Tax Warranties remain true and correct on the Closing Date [*]. Such Bring Down Declaration serves for the purpose of allowing the Purchaser to obtain insurance coverage under the W&I Insurance also as of the Closing Date.
(b)To the extent any of the Fundamental Warranties, Business Warranties and/or Tax Warranties become untrue and/or incorrect as a result of facts, events and/or circumstances that occur between the Signing Date and the Scheduled Closing Date ("Post-Signing Warranty Breach"), the Founder (1) Vehicle (in respect of the Fundamental Warranties, Business Warranties and the Tax Warranties) and all Sellers in respect of the Fundamental Warranties), respectively, shall be entitled to Fairly Disclose such facts, events and/or circumstances in the Bring-Down Declaration with regard to the specific breached Business Warranty, Fundamental Warranty and/or Tax Warranty ("Bring Down Disclosure"), with the effect that the Founder (1) Vehicle and the Sellers, respectively, shall not be liable for any such disclosed Post-Signing Warranty Breach if and to the extent (i) the disclosed circumstances have occurred after the Signing Date, (ii) neither the Sellers, the Company nor any of their Affiliates (including the Target Group) have caused or voted in a shareholder meeting in favour of any measure which has directly caused the Post-Signing Warranty Breach to occur and (iii) the Post-Signing Warranty Breach relates to a Breach of Business Warranties, Tax Warranties or Fundamental Warranties II, except for the purposes of the Bring Down Closing Condition II and the withholding and compensation mechanism for Post-Signing Warranty Breaches as set out in Section 14.4.
(c)For the avoidance of doubt, (i) a Post-Signing Warranty Breach does not exist (but a Breach) and, accordingly a Bring Down Disclosure is not possible if and to the extent that the respective facts, events and/or circumstances already existed or occurred prior to the Signing Date and only became apparent or were only discovered after the Signing Date, (ii) any Bring Down Disclosure with respect to a Breach of Fundamental Warranties I shall not exclude the liability of the respective Seller for the disclosed Post-Signing Warranty Breach and (iii) the Bring Down Declaration and the information and disclosures made in the Bring Down Declaration (including the Bring Down Disclosure), do not preclude, hinder or limit the Purchaser in any way from making any claim for prior breaches of any Party against obligations set forth in this Agreement in relation to the circumstances included in the Bring Down Declaration (including the Bring Down Disclosure).
14.4Withholding and Compensation for Post-Signing Warranty Breaches
(a)If with respect to Sellers' Warranties or Tax Warranties:

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(i)a Post-Signing Warranty Breach has occurred for which the corresponding damage at the level of the Target Group will not result in a reduction of the Fixed Purchase Price, whether through a decrease of the Target Group's Cash or by way of a liability, accrual or provision of the Target Group Companies in the Effective Date Accounts and
(ii)the amount of the corresponding damage at the level of the Target Group that will not result in a reduction of the Fixed Purchase Price pursuant to Section 14.4(a)(i) is reasonably expected to exceed EUR 1,000,000 (in words: Euro one million) in the aggregate, the Purchaser shall be entitled to withhold (Zurückbehaltungsrecht) an amount equal to the reasonably expected damage at the level of the Target Group due to such Post-Signing Warranty Breach from the Share Closing Consideration payable by the Purchaser to the Sellers through delivery of Parent Shares pursuant to Section 3.4.
(b)The withholding right (Zurückbehaltungsrecht) pursuant to this Section 14.4 may be exercised by the Purchaser by notice in Text Form to the Sellers' Representative setting forth the basis of such withholding right and amount of the expected damage at the level of the Target Group in respect of which (part of) the Share Closing Consideration is withheld ("Post-Signing Warranty Breach Notice"). To the extent the relevant Post-Signing Warranty Breach relates to Fundamental Warranties that include statements relating to a certain Seller or its respective Sale Shares, the withholding right pursuant to this Section 14.4 may only be exercised by Purchaser with respect to the portion of the Share Closing Consideration allocated to the Sale Shares of such Seller in Annex 3.4(b) and the respective Consideration Shares to be delivered to such Seller pursuant to Section 3.4.
(c)If and to the extent the Sellers' Representative agrees with the expected damage at the level of the Target Group in respect of which (part of) the Share Closing Consideration is withheld by the Purchaser pursuant to the Post-Signing Warranty Breach Notice, or if the Sellers' Representative fails to object in writing in the manner and within the time period as set forth in Section 14.4(d), such expected damage shall become final and binding upon the Parties.
(d)In the event the Sellers' Representative disagrees with the expected damage at the level of the Target Group in respect of which (part of) the Share Closing Consideration is withheld pursuant to the Post-Signing Warranty Breach Notice, it shall within ten (10) Business Days of the receipt of the Post-Signing Warranty Breach Notice notify the Purchaser of such disagreement (the "Post-Signing Warranty Breach Dispute") and provide the Purchaser with the statement setting forth the basis of such disagreement (the "Post-Signing Warranty Breach Dispute Notice").
(e)The Post-Signing Warranty Breach Dispute Notice shall promptly be submitted by the Purchaser or the Sellers' Representative, for resolution to persons at a tier one law firm who shall if required and he requests be assisted by a reputable chartered accountant (Wirtschaftsprüfer) ("Post-Signing Warranty Breach Expert"). In case the Purchaser or the Sellers' Representative cannot agree on a the Post-Signing Warranty Breach Expert either party shall be entitled to request the German Rechtsanwaltskammer to nominate a Post-Signing Warranty Breach

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Expert with sufficient expertise in international M&A transactions with binding effect to the Parties.
(f)The Purchaser and the Sellers' Representative shall instruct the relevant Post-Signing Warranty Breach Expert to render a decision within twenty (20) Business Days after the relevant Post-Signing Warranty Breach Expert has accepted the instruction. The procedure shall be conducted in English. The relevant Post-Signing Warranty Breach Expert is entitled to determine the conduct of proceedings and shall give the Sellers' Representative and the Purchaser adequate opportunity to present and discuss their respective positions and arguments in a hearing before deciding on the issues presented. The relevant Post-Signing Warranty Breach Expert shall promptly deliver to the respective other party copies of all documents made available to such Post-Signing Warranty Breach Expert by the Sellers' Representative and the Purchaser, respectively.
(g)The relevant Post-Signing Warranty Breach Expert shall act as expert (Schiedsgutachter) within the meaning of section 317 BGB, and not as an arbitrator (Schiedsrichter) and be entitled to decide on the interpretation of this Agreement to the extent relevant for its decision. The relevant Post-Signing Warranty Breach Expert shall decide on and determine the (expected) damage at the level of the Target Group in respect of which (part of) the Share Closing Consideration is withheld and such determination shall, be final, conclusive and binding on the Parties and shall not be subject to any appeal ("Final Post-Signing Warranty Breach Determination"). The costs of the Post-Signing Warranty Breach Expert shall be borne by the Purchaser and the Sellers in proportion to their relevant succeeding or losing (in application mutatis mutandis of section 91a German Code of Civil Procedure (ZPO)) and the Post-Signing Warranty Breach Expert shall decide on such cost allocation with final and binding effect for the Sellers and the Purchaser.
(h)If and to the extent
(i)the amount withheld pursuant to this Section 14.4 exceeds the amount of the (expected) damage caused by the relevant Post-Signing Warranty Breach, as finally and bindingly determined pursuant to Section 14.4(c) or by the Post-Signing Warranty Breach Expert in accordance Sections 14.4(e) through 14.4(g), the difference between the withheld amount and such finally and bindingly determined (expected) damage shall become payable by the Purchaser to the relevant Seller (to be settled in Consideration Shares in accordance with the principles set out in Section 3.4); or
(ii)the amount withheld pursuant to this Section 14.4 does not exceed the (expected) damage caused by the Post-Signing Warranty Breach, as finally and bindingly determined pursuant to Section 14.4(c) or by the Post-Signing Warranty Breach Expert in accordance Sections 14.4(e) through 14.4(g), the claim of the relevant Seller(s) against the Purchaser for payment of the withheld amount (and, consequently, for delivery of the relevant number of Consideration Shares in accordance with the principles set out in Section 3.4) shall finally and irrevocably lapse (erlöschen).

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15.Remedies
15.1Breach
Except as otherwise provided, the provisions of this Section 15 shall apply if any of the Sellers' Warranties is untrue or otherwise breached (regardless of whether such misrepresentation is attributable to negligence (Verschulden) on the part of the respective Seller) (a "Breach").
As the Parent Company Shares are not sold, any portion of a payment due to a Breach as Damage under Sections 14 and 15 which has to be allocated to the Parent Company Shares shall not be payable by the Sellers to the Purchaser (see Section 2.4). For the avoidance of doubt, no portion of a payment due to a Breach as Damage under Sections 14 and 15 shall be allocated to the Treasury Shares.
15.2Restitution in Kind, Damages
(a)In the event of a Breach, the respective Seller in Breach shall, at the Purchaser's choice:
(a)restore the position of the Purchaser or, at the Purchaser's choice, of the respective Beneficiary to what it would have been if the Breach had not occurred (restitution in kind, Naturalrestitution) within a reasonable time period but no later than two (2) months following receipt of a respective notice of claim in Text Form from the Purchaser; if the Breach results from the existence of a liability, the Purchaser's right to request restitution in kind shall include the right to full indemnification from such liability; and/or
(b)if and to the extent that such restitution in kind is impossible or the Sellers finally refuse (ernsthaft und endgültig verweigern) such restitution, pay to the Purchaser or, at the Purchaser's choice, to the respective Beneficiary compensation in money (Schadensersatz in Geld) for any damage, losses, expenses, liabilities, costs or other disadvantage of any kind and nature (including attorneys' fees) that qualify for indemnification in accordance with sections 249 et seqq. BGB ("Damages").
(c)If the restitution in kind or compensation in cash creates taxable income for the Purchaser or the Beneficiaries, the resulting Taxes shall be added to the Damages.
15.3Redemption of Sellers' Organigram Shares
(a)If, and to the extent that, any Seller has failed to satisfy any claim(s) of the Purchaser or any Beneficiary for compensation of any Damages pursuant to Section 15.2(b) arising from or in connection with Breaches, Sellers' Indemnities, Tax Warranties or the Tax Indemnity within ten (10) Business Days after such claim(s) have either been acknowledged (anerkannt) in writing by the relevant Seller or confirmed by a final and definitive legal title (rechtskräftiger vollstreckbarer Titel), each Seller hereby unconditionally and irrevocably grants to Parent the right to redeem, without consideration, any Sellers' Organigram Shares held by such Seller or any third party to whom Sellers' Organigram Shares have been delivered at the direction of the relevant Seller pursuant to Section 5.5(g) (including, for the avoidance of doubt, the Trustors, who hereby expressly consent to the Redemption Right), to satisfy any such claim(s) of the Purchaser or any Beneficiary ("Redemption Right"). The number of Sellers' Organigram Shares to

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be redeemed by Parent pursuant to the Redemption Right shall be determined based on the valuation of the Sellers' Organigram Shares as applied pursuant to Section 3.4(c) in conjunction with Annex 3.4(c) (with respect to Considerations Shares), Section 4.3(a)(i) (with respect to Consideration True-Up Shares) and Section 5.5(c) in conjunction with Annex 5.5(c) (with respect to Earn-Out Shares), as applicable (i.e. the relevant number of Sellers' Organigram Shares to be redeemed shall be equal to the relevant Damage claim divided by the applicable price per Sellers' Organigram Share (being, as applicable, the relevant price per Consideration Share, per Consideration True-Up Share or per Earn-Out Share).
(b)Upon the exercise of the Redemption Right, the relevant Seller or Trustor shall take, make, and execute all reasonable actions, declarations, and agreements as may be necessary or required to give full effect to the Redemption Right.
15.4Notice of Breach, Access to Information
If the Purchaser becomes aware after the Closing Date of any circumstances which indicate that a Breach has occurred, the Purchaser shall give the Sellers' Representative notice in Text Form ("Breach Notification") of the alleged Breach within 45 Business Days after the Purchaser gained actual knowledge (positive Kenntnis) of all relevant facts and circumstances of the alleged Breach. Such Breach Notification shall state the nature of the Breach and the estimated amount of Damages resulting therefrom to the extent that such amount can be estimated at the time of such notice. To the extent reasonably required by the Sellers' Representative to assess the alleged Breach and the resulting Damages, the Purchaser shall provide, and shall procure that the Target Group Companies provide, to the Sellers' Representative and its professional advisers access during normal business hours to their relevant books, other records and management and copies of relevant documents and other information, in each case subject to reimbursement of the Purchaser's and the respective Target Group Companies reasonable out of pocket expenses, if and to the extent an alleged Breach or Damage turns out to have occurred in fact. Any such review and access shall be conducted during normal business hours, upon reasonable prior notice and in a manner that does not interfere with, disrupt or adversely affect the business and operations of the Target Group Companies. The failure of the Purchaser to comply with the standards described in this Section 15.4 shall not exclude or limit the claims of the Purchaser or any other Beneficiary under this Agreement as far as the failure of such compliance has not materially prejudiced the Sellers.
15.5Withholding
(a)If and to the extent the Purchaser or any Beneficiary has any outstanding claim(s) against a Seller as of the Earn-Out Payment Date arising from or in connection with a Breach, the Purchaser shall be entitled to withhold (Zurückbehaltungsrecht) such amount from the Earn-Out payable by the Purchaser to such Seller on the Earn-Out Payment Date (thereby correspondingly reducing the Earn-Out Share Portion and the Independent Group Earn-Out Cash Portion pursuant to Section 5.5), provided that the Purchaser has duly delivered a Breach Notification pursuant to Section 15.4 in respect of such claim(s) no later than ten (10) Business Days prior to the Earn-Out Payment Date. The withholding right (Zurückbehaltungsrecht) pursuant to this Section 15.5 may be exercised by the Purchaser by notice in Text Form to the Sellers' Representative.

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(b)The Purchaser's withholding right (Zurückbehaltungsrecht) under this Section 15.5 shall lapse with ex nunc effect if, and to the extent that, (i) the outstanding claim(s) in respect of which the Purchaser has exercised such withholding right (Zurückbehaltungsrecht) remain disputed by the respective Seller and (ii) the Purchaser has not initiated proceedings before competent state courts to pursue such outstanding claim(s) within three (3) months after the Earn-Out Payment Date. If, and to the extent that, the withholding right (Zurückbehaltungsrecht) lapses pursuant to this Section 15.5(b), the relevant withheld portion of the Earn-Out shall become payable by the Purchaser to the relevant Seller (to be settled in cash and Earn-Out Shares in accordance with the principles set out in Section 5.5) within fifteen (15) Business Days following such lapse.
15.6Representations and warranties insurance
(a)The Purchaser represents and warrants by way of an independent guarantee (selbstständiges Garantieversprechen) within the meaning of section 311 para 1 BGB to the Sellers that the Purchaser has validly taken out a warranty and indemnity insurance with a reputable insurance provider ("Insurer") in connection with this Agreement under an insurance policy the Purchaser has presented to the Sellers' Representative (the Purchaser is obliged to deliver the signed W&I Insurance to the Sellers' Representative who is entitled to share a copy of such policy with the Sellers) ("W&I Insurance"). The Purchaser hereby represents and warrants by way of an independent guarantee (selbstständiges Garantieversprechen) within the meaning of section 311 para 1 BGB to the Sellers that its sole recourse for any claims for Breaches of any Business Warranty, Tax Warranties, Fundamental Warranty Part II and for claims under the Tax Indemnity, in each case except for Breaches that qualify as Exempted Claims, shall, above the General Cap, only be against the Insurer unless provided for otherwise in this Agreement.
(b)The Purchaser hereby confirms that the W&I Insurance is on a non-recourse basis and that the Insurer shall not be entitled to subrogate any claims of the Purchaser against any Seller unless the payment under the W&I Insurance or any loss as defined in the W&I Insurance arises out of fraud (Arglist) or willful misconduct (Vorsatz) by the respective Seller. The Purchaser confirms that the W&I Insurance policy includes an irrevocable third-party benefit stipulation (echter Vertrag zugunsten Dritter) undertaking for the benefit of the Sellers pursuant to which the Insurer irrevocably and unconditionally undertakes not to pursue any subrogation, contribution or other claims against the Sellers in connection with any claim paid or payable under the W&I Insurance, except in the case of fraud (Arglist) or willful misconduct (Vorsatz) by the respective Seller. Any amendment, modification or waiver of such third-party benefit stipulation (echter Vertrag zugunsten Dritter) shall require the prior consent of the Sellers' Representative in Text Form. The Purchaser represents and warrants by way of an independent guarantee (selbstständiges Garantieversprechen) within the meaning of section 311 para 1 BGB to the Sellers, that no undisclosed side letters relating to the W&I Insurance exist between the Purchaser and the Insurer.
15.7Recovery from third parties
(a)Where the Sellers have made a payment to the Purchaser or a Target Group Company pursuant to a claim under the Sellers' Warranties, the Tax Warranties or

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the Tax Indemnity, and a sum in respect of the matter giving rise to the payment can be recovered by the Purchaser or a Target Group Company from a third party (excluding the W&I Insurance) the Purchaser will (and will procure that the Target Group will) at the cost of the Sellers take reasonable steps to recover its loss from such third party and the Purchaser will pay to the Sellers the lesser of: (i) the amount recovered (less the costs of recovery and any Tax on the amount recovered) and (ii) the net amount paid by the Sellers in respect of the relevant claim.
(b)The Sellers shall not be liable for any Breach or any Breach of Tax Warranties or claims under the Tax Indemnity if and to the extent that the Damages claimed are actually recovered from any third party, in particular under any policy of insurance (including the W&I Insurance), provided that, in case of recovery of Damages and Taxes from the Sellers, the Purchaser shall refund such Sellers the net amount of any compensation or settlement benefit received by the Purchaser from third parties as compensation for Damages and Taxes corresponding to those and up to the amount which has been compensated net by the respective Seller.
15.8Exclusion of liability
(a)The Purchaser shall be entitled to exercise its rights under or in connection with this Agreement regardless of whether the Purchaser, its Affiliates or any of their respective accountants, advisors or any of their respective Directors or employees were aware or could have been aware of the fact that a Sellers' Warranty or a Tax Warranty is untrue, incomplete or not complied with, unless the respective facts are Fairly Disclosed:
(i)in a Schedule to a specific Sellers' Warranty ("Warranty Disclosures"), meaning that the information is specifically disclosed in relation to the respective Seller's Warranty which would otherwise be breached; or
(ii)with respect to Business Warranties, Tax Warranties and Fundamental Warranties II only,
(1)in this Agreement (including any of its Schedules, Annexes or Warranty Disclosures);
(2)in the Bring Down Disclosure in accordance with Section 14.3, or
(3)in the documents contained in the Data Room until three (3) Business Days prior to the Signing Date ("Cut-Off-Date"),
(iii)in each case of (i) and (ii) in reasonable detail to enable the Purchaser to identify the nature and scope of the matter disclosed. For evidentiary purposes (zu Beweiszwecken) the content of the Data Room has been stored on a data-storage stick ("Data Stick") a read-only copy of which will has been handed over to each of the Purchaser and the Sellers' Representative one be kept by the recording notary who who shall keep the Data Stick in custody (Verwahrung) for a period of seven (7) years after the Closing Date. The Parties instruct the recording notary to keep this Data Stick in custody for a period of seven (7) years (and thereafter destroy it) and grant each Party access to the Data Stick, unless the Purchaser and the Sellers' Representative jointly instruct the recording notary

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otherwise. For the avoidance of doubt, the recording notary is not responsible for the content or readability of the Data Stick.
(iv)For the avoidance of doubt, the provisions of section 442 BGB and section 377 HGB shall not apply.
(b)"Fairly Disclosed" shall mean:
(i)any disclosure setting forth in reasonable detail the information in a manner and scope and to an extent that is necessary for a prudent businessman (Kaufmann) to appreciate such information on a stand-alone basis but including its advisors, and
(ii)in respect of Data Room documents, the information is sorted in the Data Room and disclosed at a place where a reasonable purchaser or its professional advisor could find such information.
(c)The liability of the Sellers for any Breach of a Sellers' Warranty is excluded if and to the extent that:
(i)the claim occurs due to any commitment or action that has been entered into or agreed to be entered into between the Parties prior to the Closing Date or occurs as a result of the Sellers acting upon and in accordance with a request from the Purchasers prior to the Closing Date;
(ii)any Damage is caused by the fact that the Purchaser or a Target Group Company fails to take the necessary steps to mitigate the Damage (section 254 BGB); and
(iii)provisions (Rückstellungen), liabilities (Verbindlichkeiten) and/or reserves were formed for the respective matter to which the claim relates in the Final Effective Date Accounts in whole or in part, provided that the provision, liability or reserve is contained in the Final Effective Date Accounts and results in a reduction of the Fixed Purchase Price.
(d)If any claim for any Breach of a Sellers' Warranty is based upon a liability which is contingent only, the Sellers will not be liable to pay unless and until such contingent liability gives rise to an obligation to make a payment. For the avoidance of doubt, the Parties agree that, in such cases, any statutory or contractually agreed limitation periods applicable to such contingent claims shall commence only once the respective Sellers become actually liable to make such payment.
(e)Any claims under this Section 15 shall be calculated and determined in a manner that excludes any economic double counting.
(f)The Parties hereby agree that the rights and remedies which the Purchaser may have with respect to the Breach of any Sellers' Warranty are – to the extent legally permissible – limited to the rights and remedies explicitly contained herein. The Parties hereby waive to the fullest extent legally possible any and all rights and claims against the respective other Party under or in connection with a Breach other than those expressly set forth in this Agreement, including without limitation any rights or claims to, or regarding statutory representations and warranties (sections 434 et seq. BGB), statutory, contractual or pre-contractual obligations

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(sections 280 to 282 and 311 BGB) or frustration of contract (section 313 BGB) or tort (sections 823 et seq. BGB) and no Party shall have any related right to resign, cancel or otherwise terminate this Agreement or exercise any related right or remedy which would have a similar effect, except as explicitly provided for in this Agreement. Each Party hereby accepts such waiver of the respective other Party. This Section 15.8(f) shall not apply to any wilful (vorsätzlich) breaches by such Party (section 276 para. 3 BGB).
15.9Procedure for defending Third-Party Claims
(a)The Purchaser shall give notice to the Sellers' Representative of any audit, examination, claim, suit, action or other proceeding (including by environmental or other Governmental Authorities but excluding Tax Authorities) brought by a third party in respect of which the Purchaser may seek indemnity or claim damages hereunder (a "Third-Party Claim"). At the request of the Sellers' Representative, the Purchaser shall make available to the Sellers' Representative a copy of the documents substantiating the Third-Party Claim and of all documents relating to the Third-Party Claim. For the avoidance of doubt, any proceedings with/by Tax Authorities or proceedings relating to Tax liabilities shall not be governed by the provisions of this Section 15.9, but rather shall be governed by the provisions of Section 19 (Tax Warranties/Indemnity and Tax Matters).
(b)Upon request of the Sellers' Representative, the Purchaser shall ensure that the respective Target Group Company defends the Third-Party Claim by all reasonably appropriate proceedings. The Purchaser shall keep the Sellers' Representative fully informed about the status of the proceedings. The Purchaser shall conduct such proceedings in good faith using reasonable endeavours to take the interests of the Sellers into account. In no event shall the Purchaser or the Company be entitled to acknowledge or settle a claim or permit any such acknowledgement or settlement in relation to a Third-Party Claim without the prior written consent of the Sellers' Representative (which shall not be unreasonably withheld, conditioned or delayed), if and to the extent that the Third-Party Claim does not exceed the respective Seller(s) liability under this Agreement. Any actual and necessary costs incurred by the Purchaser or any Target Group Company in defending the Third-Party Claim shall be borne and paid by the respective Seller(s).
15.10No claim against Target Group employees, Directors etc.
(a)Each Seller hereby undertakes and agrees not to bring any claim which it may have against a Target Group Company or a present or former officer, Director or employee of a Target Group Company, arising out of any information or advice provided (or omitted to be provided) by any such person on which a Seller relied when making a representation, giving a Sellers' Warranty and/or a Tax Warranty, preparing the Warranty Disclosures, the Bring Down Declaration or the Bring Down Disclosure, as the case may be, or otherwise agreeing to the terms of this Agreement. This is an agreement for the benefit of third parties (echter Vertrag zugunsten Dritter) in the meaning of section 328 BGB.
(b)Except as expressly provided otherwise herein and only with regard to actions or omissions prior to Closing, the Purchaser hereby agrees and undertakes with the Sellers (each Seller contracting for itself and on behalf of each individual referred to in this clause) that neither the Purchaser nor any of its Affiliates (excluding, after Closing, the Target Group) have any rights against, and will waive and will

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not make any claim against, any Director of any of the Target Group Companies, on whom the Purchaser may have relied before agreeing to any term of this Agreement or before entering into this Agreement. Each Party hereby accepts such waiver of the respective other Party.
(c)This Section 15.10 does not apply to a claim against an officer, Director or employee who is alleged to have acted fraudulently (Arglist) or with willful misconduct (Vorsatz).
16.Special Sellers' Indemnities
16.1The Sellers shall indemnify and hold harmless the Purchaser or – at the Purchaser's discretion – the respective Target Group Company, from all Damages (including, without limitation, any fines, penalties or other liabilities as well as reasonable external fees and expenses (including reasonable advisor fees)) arising out of or in connection with the VSOP, other than (i) vis-à-vis VSOP Beneficiaries who have signed a valid VSOP Declaration, including a valid waiver of any further claims (other than those explicitly contained in the VSOP Declaration) under the VSOP and (ii) claims settled by Sellers under the VSOP Payment Undertaking Agreement (the "Sellers' Indemnities" or individually, a "Sellers' Indemnity).
16.2Each Seller shall be severally (but not jointly) liable (als Teilschuldner) under the Sellers' Indemnities pro rata to their respective Sellers' Proportion. The aggregate liability of the Sellers for any and all claims of the Purchaser under or in connection with the Sellers’ Indemnity under this Section 16.4 shall be limited to EUR 10,000,000.00 (in words: EUR ten million).
16.3Claims under the Sellers' Indemnities shall be time-barred one (1) year after the lapse of the time-limitation of the claims from which a Purchaser and/or a Target Group Company are to be indemnified under the Sellers' Indemnity.
16.4Any compensation to be made by the Sellers for any Sellers' Indemnity shall be made within ten (10) Business Days after the Sellers' Representative has been notified in Text Form ("Indemnification Notification") by the Purchaser about the payment obligation. The Sellers shall not be entitled (i) to set off (aufrechnen) any rights or claims they may have against the Purchaser or any of its Affiliates against any rights or claims which the Purchaser or any of its respective Affiliates may have in connection with Sellers' Indemnities or (ii) to refuse or delay payment on the basis of any retention right (Zurückbehaltungsrecht), in each case of (i) and (ii) unless expressly provided for otherwise in this Agreement or in case such claims are undisputed (as evidenced in writing) or subject to a final and binding decision of a competent arbitral tribunal or court.
16.5Withholding
(a)If and to the extent the Purchaser or any Beneficiary has any outstanding claim(s) against a Seller as of the Earn-Out Payment Date under any Sellers' Indemnity, the Purchaser shall be entitled to withhold (Zurückbehaltungsrecht) such amount from the Earn-Out payable by the Purchaser to such Seller on the Earn-Out Payment Date (thereby correspondingly reducing the Earn-Out Share Portion and the Independent Group Earn-Out Cash Portion pursuant to Section 5.5), provided that the Purchaser has duly delivered an Indemnification Notification pursuant to Section 16.4 in respect of such claim(s) no later than ten (10) Business Days prior to the Earn-Out Payment Date. The withholding right (Zurückbehaltungsrecht)

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pursuant to this Section 16.5 may be exercised by the Purchaser by notice in Text Form to the Sellers' Representative.
(b)The Purchaser's withholding right (Zurückbehaltungsrecht) under this Section 16.5 shall lapse with ex nunc effect if, and to the extent that, (i) the outstanding claim(s) in respect of which the Purchaser has exercised such withholding right (Zurückbehaltungsrecht) remain disputed by the respective Seller and (ii) the Purchaser has not initiated proceedings before competent state courts to pursue such outstanding claim(s) within three (3) months after the Earn-Out Payment Date. If, and to the extent that, the withholding right (Zurückbehaltungsrecht) lapses pursuant to this Section 16.5(b), the relevant withheld portion of the Earn-Out shall become payable by the Purchaser to the relevant Seller (to be settled in cash and Earn-Out Shares in accordance with the principles set out in Section 5.5) within fifteen (15) Business Days following such lapse.
16.6As the Parent Company Shares are not sold, any portion of a payment due to the Sellers' Indemnities under this Section 16 which has to be allocated to the Parent Company Shares shall not be payable by the Sellers to the Purchaser (see Section 2.4). For the avoidance of doubt, no portion of a payment due to the Sellers' Indemnities under this Section 16 shall be allocated to the Treasury Shares.
17.Limitations to Seller's Liability
17.1Liability Cap, Overall Cap
(a)The aggregate liability of the Founder (1) Vehicle and the Sellers for any and all claims of the Purchaser under or in connection with Breaches of Business Warranties, Tax Warranties, Fundamental Warranties II and the Tax Indemnity shall be limited to EUR 1.00 ("General Cap"). For the avoidance of doubt, the withholding and compensation mechanism for Post-Signing Warranty Breaches as set out in Section 14.4 shall remain unaffected by, and shall not be subject to, the General Cap.
(b)The aggregate liability of each Seller under and in connection with this Agreement, including, for the avoidance of doubt, under or in connection with a Breach of Fundamental Warranties I, may in no event exceed an amount equal to the portion of the Purchase Price (whether settled in cash of through the delivery of Parent Shares) actually received by such Seller ("Overall Cap"), except for any claims:
(i)resulting from the Sellers' obligations to transfer and assign the Sale Shares under this Agreement (Erfüllungsanspruch); and/or
(ii)as a result of willful misconduct (Vorsatz), fraud (Arglist) and other intentional breaches of contract (vorsätzliche Vertragsverletzungen)
(any claims pursuant to Sections 17.1(b)(i) through 17.1(b)(ii), the "Exempted Claims"), which shall not be subject to any cap.
17.2De minimis amount and basket
The Purchaser shall only be entitled to any claims for a Breach of Business Warranties, if and to the extent that:

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(a)the Damage resulting from an individual Breach exceeds an amount of EUR 75,000; and
(b)the aggregate of all Damages resulting from individual Breaches exceeding the de minimis amount pursuant to Section 17.2(a) exceed a one-time threshold of EUR 375,000, in which case the Purchaser shall be entitled to recovery of the full amount of all claims.
For the avoidance of doubt, any Exempted Claims, claims for Breaches of Fundamental Warranties I, Fundamental Warranties II or Tax Warranties, under the Tax Indemnity and under the Sellers' Indemnities (which, however, shall be subject to limitations contained in Section 16.2), shall not be subject to the limitations pursuant to this Section 17.2.
17.3Time Limitations
(a)All claims of the Purchaser on account of a Breach shall be time-barred within two (2) years after the Closing Date, except for:
(i)any claims of the Purchaser based on a Breach of Fundamental Warranties I, which shall be time-barred within seven (7) years after the Closing Date; and
(ii)any claims of the Purchaser for a Breach of the Business Warranties and Fundamental Warranties II which shall become time-barred (verjähren) upon expiration of three (3) years as of the Closing Date;
(iii)any claims of the Purchaser based on a Breach of a Tax Warranty, which shall be time-barred pursuant to Section 19.12;
(iv)any claims resulting against a Seller from intentional conduct (vorsätzliches Handeln) and/or wilful deceit (arglistige Täuschung) on the part of such Seller (section 276 para. 3 BGB) which shall become time-barred (verjähren) in accordance with the statutory limitation periods under the German Civil Code (BGB).
(b)Section 203 BGB shall not apply, unless the Sellers' Representative and the Purchaser agree in writing that the expiry period shall be suspended on the basis of pending settlement negotiations.
(c)For the avoidance of doubt, any claims of the Purchaser (i) under the Sellers' Indemnities shall be time-barred pursuant to Section 16.3 and (ii) under the Tax Indemnity shall be time-barred pursuant to Section 19.12.
17.4No limitation for fraud
The limitations set forth in this Section 17 shall not apply to any liability for fraud (Arglist), willful (vorsätzlich) acts and/or wilful deceit (arglistige Täuschung) of any Seller.
18.Warranties of the Purchaser
18.1Purchaser's Warranties
Each OGI Party hereby represents and warrants to the Sellers by way of an independent guarantee (selbstständiges Garantieversprechen) within the meaning of section 311

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para. 1 BGB that the statements in this Section 18.1 are true, complete and complied with on the Signing Date and the Closing Date.
(a)    This Agreement constitutes a legally binding obligation of each OGI Party enforceable against each OGI Party in accordance with its terms. The execution and consummation of this Agreement by the relevant OGI Party and the performance of the transactions contemplated hereunder by the relevant OGI Party does not violate any judicial or governmental order or public law restrictions which are applicable to such OGI Party.
(b)Each OGI Party and their respective representatives have the right, power and authority to execute and deliver this Agreement.
(c)    There is no action, suit, investigation or other proceeding pending against, or to the Purchaser's best knowledge, threatened against or affecting any OGI Party which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the execution or consummation of this Agreement or the performance of the transactions contemplated hereunder.
(d)As of the Closing Date, the Sellers' Organigram Shares have been duly authorized, created and reserved for issuance and, when issued, delivered and paid for in full, will be validly issued and fully paid Parent Shares free and clear of all Encumbrances.
(e)The Purchaser will have as of the Closing Date, sufficient funds available to pay the Closing Payment and all other amounts payable by the Purchaser under this Agreement when due. For the avoidance of doubt, Sections 12.2(c) and 12.5 shall remain unaffected by this Section 18.1(e).
(f)Since the date of the Purchaser's most recent publicly filed financial statements, there has been no Material Adverse Change with respect to the Purchaser.
(g)The Sellers' Organigram Shares, when issued to the Sellers in accordance with this Agreement, shall be freely tradeable on the TSX and NASDAQ (subject only to the lock-up restrictions set forth in Section 7 and applicable securities laws), and shall not be subject to any Encumbrances or transfer restrictions other than those expressly set forth in this Agreement.
(h)The Purchaser is not insolvent, and no insolvency proceedings (including bankruptcy, liquidation, administration, receivership or similar proceedings) have been commenced or are pending or, to the Purchaser's knowledge, threatened against the Purchaser.
18.2Purchaser's Indemnity
If the Purchaser is in breach of any representation and warranty pursuant to Section 18.1, Purchaser shall indemnify and hold harmless the Sellers from any damages incurred by the Sellers. Section 17 shall apply mutatis mutandis with the proviso that Purchaser's representations and warranties pursuant to Section 18.1 shall be treated as "Fundamental Warranties" for these purposes.

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19.Tax Warranties/Indemnity and Tax Matters
As the Parent Company Shares are not sold, any portion of a payment according to Tax Warranties which has to be allocated to the Parent Company Shares shall not be payable by the Sellers to the Purchaser (see Section 2.4). For the avoidance of doubt, no portion of a payment under the Tax Warranties shall be allocated to the Treasury Shares.
19.1Definitions
(a)"Tax Authority" shall mean any tax or other authority (for the avoidance of doubt including courts) responsible for the determination, assessment, administration or collection of any Tax or Taxes.
(b)"Tax" or "Taxes" shall mean any tax (Steuer) of any kind whatsoever and tax related ancillary obligation (steuerliche Nebenleistung) within the meaning of section 3 of the German Fiscal Code (AO) or under the comparable provisions under foreign Applicable Laws that are imposed on or regarding (without limitation) any national, federal, state, local or other gross receipts, capital stock, franchise, income (however denominated), profits, withholding, unemployment, employment, disability, real property, personal property, escheat, unclaimed property, stamp, excise, occupation, customs duty, tariff, estimated, withholding, sales, use, transfer, goods and services, value added, alternative minimum or other tax, duty, contribution, levy, payment in lieu of tax or assessment of any kind in the nature of a tax, and also including any contributions (Beiträge), including social security contributions and other public law levies/dues (öffentlich-rechtliche Abgaben), in each case, whether or not disputed, as well as any interest, penalty, accessory charge or addition thereto, which are assessed, charged, levied or collected by any Tax Authority irrespective of whether the aforementioned tax/contribution/levy/dues (or any interest, penalty, accessory charge or addition thereto) (i) is owed as the taxpayer or as obligor of a tax/contribution/levy/dues owed by another party (Haftungsschuld) or (ii) is assessed, prepaid, withheld or payable under Applicable Law or (iii) is owed as a liability as a result of (x) being a member of an affiliated, consolidated, combined, unitary, aggregate or similar group for any taxable period or (y) being a transferee of or successor to any person or (z) any express or implied obligation to assume such amounts or to indemnify any other person for such amounts, including by operation of law.
(c)"Tax Law" shall mean any Applicable Laws relating to or imposing any Tax.
(d)"Tax Refund" shall mean any received (i) repayment of Taxes or (ii) Tax credit, irrespective whether in cash, set-off, deduction or consumption of the Target Group Companies for the time of the Pre-Effective Date Tax Period.
(e)"Tax Returns" shall mean each return (including preliminary and self-assessment returns), applications, report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Tax Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with Taxes.
(f)"VAT" shall mean value added tax within the meaning of the Council of the European Union Directive 2006/112/EC of November 28, 2006 on the common system of value added tax (as amended from time to time, "VAT Directive") and the local value added tax laws of the European Union member states

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implementing the VAT Directive (e.g., the Umsatzsteuer pursuant to the Umsatzsteuergesetz or UStG in Germany).
19.2Seller Tax Warranties
(a)Each Seller (other than Founder (1) Vehicle) hereby represents and warrants to the Purchaser by way of an independent guarantee (selbstständiges Garantieversprechen) within the meaning of section 311 para. 1 BGB that the statements set forth under this Section 19.2 (each a "Seller Tax Warranty" and collectively the "Seller Tax Warranties") are to Sellers' Best Tax Knowledge true, complete and complied with on the Signing Date and, subject to the Bring Down Disclosure (see Section 14.3(b)), were and will be true, complete and complied with on the Closing Date. If and to the extent any of the Seller Tax Warranties are made to "Sellers' Best Tax Knowledge", such Seller Tax Warranty is only breached if the relevant Seller had actual knowledge (positive Kenntnis) of the relevant fact. Each Seller shall be severally (but not jointly) (als Teilschuldner) liable for any Breach of Seller Tax Warranties pro rata to its respective Sellers' Proportion.
Founder (1) Vehicle hereby represents and warrants to the Purchaser by way of an independent guarantee (selbstständiges Garantieversprechen) within the meaning of section 311 para. 1 BGB that each Seller Tax Warranty is true, complete and complied with on the Signing Date and, subject to the Bring Down Disclosure (see Section 14.3(b)), were and will be true, complete and complied with on the Closing Date.
(a)All Tax Returns required to be filed by or on behalf of each Target Group Company with any Tax Authority according to applicable Tax Law have in all material aspects been duly prepared and timely filed in accordance with applicable Tax Law. All such Tax Returns were and are in all material aspects complete and accurate. None of the Target Group Companies has asked for any extensions of time for the filing of any Tax Returns which have not yet been filed (other than any extension obtained in the ordinary course of business of no more than six months), and no waiver or deferral for the assessment or payment of any Tax of any Target Group Company, has been requested or is currently in force and will remain in force after the Closing Date.
(b)Each Target Group Company has properly and timely withheld and/or paid in full, and will until and including the Closing Date properly and timely withhold and/or pay in full, all Taxes required to be withheld and/or paid by it.
(c)No Target Group Company has been a member of a group for income Tax purposes with any other company.
(d)All records, documents and copies that any of the Target Group Companies are required to prepare, produce or keep for Tax purposes under Applicable Law, or which would be needed to substantiate any claim made or position taken by any Target Group Company in relation to Taxes, including (without limitation) withholding Tax exemptions and sales Tax exemptions, have been, in accordance with Applicable Law, properly prepared, produced and kept by the Target Group Companies.
(e)No Target Group Company is involved in any Tax audits, investigations, extrajudicial (e.g., objection procedures) or judicial proceedings regarding Taxes

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and no Target Group Company has been notified by a Tax Authority that it intends to commence such proceedings.
(f)No Target Group Company has claimed or received cash-effective benefits and/or the application of any relief provisions related to COVID-19 for Tax purposes and/or any other subsidies and/or benefits that are administered and/or granted within procedures under applicable Tax Laws (e.g., research allowances) irrespective of their form of granting (e.g., via payment, off-setting, tax credit).
(g)No Target Group Company is subject to any holding and/or lock-up periods (steuerliche Sperrfristen) or similar restrictions that are violated through the consummation of the Transaction or are still relevant after the Closing Date.
19.3Founder 1 Vehicle Tax Warranties
(a)The Founder (1) Vehicle hereby represents and warrants to the Purchaser by way of an independent guarantee (selbstständiges Garantieversprechen) within the meaning of section 311 para 1 BGB that each of the statements set forth in Section 19.3 (each a "Founder 1 Vehicle Tax Warranty" and collectively the "Founder 1 Vehicle Tax Warranties"; and the Seller Tax Warranties together with the Founder 1 Vehicle Tax Warranties, the "Tax Warranties" and each individually a "Tax Warranty") are true, complete and complied with on the Signing Date and, subject to the Bring Down Disclosure (see Section 14.3(b)), were and will be true, complete and complied with on the Closing Date. If and to the extent any of the Founder 1 Vehicle Tax Warranties are made to "Founder 1 Vehicle’s Best Knowledge", such Founder 1 Vehicle Tax Warranties are only breached if Founder 1 either had actual knowledge (positive Kenntnis) of the relevant fact or could have had knowledge of the relevant fact if it/he/she had not acted grossly negligent (grob fahrlässig).
(a)To the Founder 1 Vehicle’s Best Knowledge, each Target Group Company is registered for Tax purposes in each jurisdiction where such registration is required under the respective applicable Tax Law, has complied with all applicable Tax Law, and has not been subject to any ancillary Tax obligations or penalties, each in respect of such Taxes.
(b)No Target Group Company has entered into any arrangement or factual agreements with, has applied for or obtained a binding ruling, or with respect to the assessment or payment of any Tax entered into special agreements, rulings or compromises with any Tax Authority.
(c)No Target Group Company is currently, nor ever has been, a party to or bound by, or has any obligation under, any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar agreement or arrangement. There are no arrangements in place or any statutory provisions pursuant to which any Target Group Company will remain liable after the Closing Date to (i) discharge the Tax liabilities of the Seller or any other person (other than a Target Group Company) or (ii) reimburse the Seller or any other person (other than a Target Group Company) in respect of Taxes payable by the Seller or such other person.
(d)To the Founder 1 Vehicle’s Best Knowledge, no Target Group Company is resident for Tax purposes and/or has been effectively managed outside its country of incorporation and/or has carried out an activity that would have resulted in the creation of a permanent establishment or the maintaining of a permanent

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representative for Tax purposes outside the country of its incorporation or formation, and there are no jurisdictions in which any Target Group Company is required to file a Tax Return other than the jurisdictions in which the respective Target Group Company has filed Tax Returns, and no Target Group Company is subject to Tax in any country other than its country of incorporation or formation , and no claim has ever been made by a Tax Authority in a jurisdiction where a Target Group Company does not file Tax Returns that such Target Group Company is or may be subject to taxation by that jurisdiction.
19.4Breach of a Tax Warranty
(a)The provisions of Section 15.2 through 15.4 and Section 15.6 through Section 15.8 shall apply mutatis mutandis if any Tax Warranty has been breached (each a "Breach of a Tax Warranty", cumulatively "Breach of Tax Warranties").
19.5Tax Indemnity
(a)Each Seller shall severally (but not jointly) (als Teilschuldner) pro rata to its respective Sellers' Proportion indemnify and hold harmless the Purchaser, or – at Purchaser's discretion – the respective Target Group Company, from and against the Tax Indemnification Portion of any (i) Taxes which are assessed against, imposed on or become payable by any Target Group Company and are attributable to any Tax period (or portion thereof), point in time, and/or event prior to and including the Effective Date (any such period, or portion thereof in the case of a Straddle Period, a "Pre-Effective Date Tax Period" (including for the avoidance of doubt ancillary charges assessed for periods after the Effective Date with regard to any such Tax) irrespective of whether the Taxes are due or assessed before, on or after the Effective Date. Sellers shall furthermore indemnify Purchaser or – at Purchaser's discretion – the respective Target Group Company for the Tax Indemnification Portion of any cost, damage or expenses (including court and attorney fees in defending against any claims) which might arise for Purchaser or any Target Group Company, as the case may be, in connection with the aforementioned Taxes (the obligations contemplated by this Section 19.5(a), the "Tax Indemnity"). For the purposes of this Section 19.5(a), the "Tax Indemnification Portion" shall mean a portion which is equal to the ratio in which the numerator is the difference between the Shareholder Shares and the Parent Company Shares and the denominator is the number of the Shareholder Shares.
(b)Each Seller shall severally (but not jointly) (als Teilschuldner) pro rata to its respective Sellers' Proportion indemnify and hold harmless the Purchaser, or – at Purchaser's discretion – the Company, from and against any Taxes which are assessed against, imposed on or become payable by the Company and are attributable or are connected to the settlement of any claims under or agreements concluded in connection with the VSOP, unless and to the extent such Taxes have been paid to the Tax Authorities by the Company financed by the Sellers due to the VSOP Payment Undertaking Agreement.
19.6Straddle Period
19.7In the case of Taxes payable with respect to any Tax period that begins on or before the Effective Date and ends after the Effective Date (a "Straddle Period"), the portion of any such Taxes that is attributable to the portion of the period ending on (and

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including) the Effective Date (and, therefore, treated as attributable to a Pre-Effective Date Tax Period for purposes of this Agreement) shall be the amount of (i) Taxes which would be payable if the Pre-Effective Date Tax Period portion of such period were a taxable period on its own and the Purchaser or any of the Target Group Entities were permitted to file a Tax Return for the Pre-Effective Date Tax Period portion of such period (as-if-assessment), and (ii) in the case of any Taxes other than Taxes based upon or related to income, sales, transfers, gross receipts, wages, capital expenditures, expenses or any similar Tax base, such portion shall be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction, the denominator of which is the number of days of the entire Tax period and the numerator of which is the number of days of the portion of such period ending on (and including) the Effective Date.
19.8Due Date
Any indemnification payment to be made ("Tax Indemnification Claim") by each of the Sellers to the Purchaser or at Purchaser's discretion any Target Group Company for any claim under this Section 19 shall be made within twenty (20) Business Days after the Sellers' Representative has been notified by the Purchaser in Text Form ("Tax Indemnification Notification") about the payment obligation and the corresponding payment date and have received (where applicable) a copy of the underlying Tax assessment or payment order, but in no case later than two Business Days before the Tax or other amount to be indemnified becomes due and payable to the Tax Authority or other creditor. A Tax Indemnification Claim shall not fall due if, and insofar as, the Sellers requested at their expense (including, but not limited to, reasonable out-of-pocket costs and fees of external advisors for the preparation of respective applications as well as any security payments required to be made by the competent Tax Authorities) and within a timely manner the relevant Target Group Company to apply for suspension of enforcement and suspension of enforcement has been granted (in which case the Sellers shall also bear any interest charged by the Tax Authorities) or despite the Sellers' timely request the relevant Target Group Company did not file such application. Should the Purchasers or the relevant Target Group Company obtain a suspension of enforcement at a later point in time and should the Taxes paid by the Sellers under a Tax Indemnification Claim be refunded to the relevant Target Group Company, such Tax Refunds shall be forwarded to the Sellers by the Purchaser or the relevant Target Group Company without undue delay and net of any security payments that have been borne by the Purchaser and/or any reasonable out-of-pocket costs and fees of external advisors spent by the Purchaser to obtain the suspension of enforcement and the (interim) refund of the paid Taxes. For the avoidance of doubt, the Seller will also bear in such scenario any interest charged by the Tax Authorities.
If and to the extent that the amount of the Tax Liabilities to be settled by the Sellers is (e.g. due to a remedy successfully asserted against the underlying Tax assessment) reduced to an amount lower than the amount already settled by the Sellers, the Purchaser shall reimburse the balance amount, plus all interest paid or credited on the portion which has to be repaid to the Sellers subject to this Section 19.7 by the Tax Authorities (minus any Tax on income accruing on such interest paid or credited).
19.9Limitations of Tax Indemnification Claim
A Tax Indemnification Claim of Purchaser pursuant to Section 19.5(a) against the Sellers shall be excluded if and to the extent that

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(a)the Tax has been paid prior to or on the Effective Date or Tax liabilities and/or accruals which have been created in the Final Effective Date Accounts in view of the specific Tax (identified by type of Tax and fiscal year), which is subject to the Tax Indemnification Claim, have been considered as Purchase Price reducing items;
(b)the Tax is recovered by the respective Target Group Company from a third party (including the W&I Insurance) after the Effective Date (it being understood that (i) Purchaser is not obliged vis-à-vis Seller to procure that any Target Group Company tries to pursue any chances of a possible recovery against a third party which is not an insurer, and (ii) any Taxes on the received payment and/or any costs of recovery shall be deducted from the recovered amount;
(c)the Tax liabilities were caused by the Purchaser or a Target Group Company following the Effective Date which have a retroactive effect under applicable mandatory law to the period beginning prior to and ending on the Effective Date;
(d)the positive income causing the Tax liabilities can be offset with Tax loss carry forwards or Tax loss carry backs if and to the extent the respective taxable losses have arisen before the Effective Date;
(e)the Tax that is claimed under the Tax Indemnity corresponds to, or can be offset against, Tax reductions (Steuerminderungen), Tax Refunds or any other kind of Tax savings arising in time periods after the Effective Date out of or relating to the circumstance triggering the Tax Indemnification Claim, including but not limited to reciprocal effects (Wechselwirkungen) resulting, e. g., from the lengthening of depreciation periods or higher depreciation allowances (Phasenverschiebung) or from transfer of items relevant for Taxes (e. g., turnover, income, expenses, VAT payable corresponding to a VAT refund, etc.) into another calendar year or transfer of Tax items from one entity to another entity (the "Corresponding Tax Benefit"); the Corresponding Tax Benefits are to be calculated at the time the Tax Indemnification Claim arises as the sum of (a) the Tax benefits which can be realized cash-effectively at this point in time or for periods up to this point in time, and (b) the calculated/calculable Tax benefits expected for future profitable tax periods whereas the Tax benefits are calculated over the lower of (i) the actual period in which the future Tax benefits will be realized and (ii) a period of five (5) years, applying a fictitious tax rate of 26% and a discounting factor of 3% p.a.;
(f)the Tax liabilities are caused by a retroactive transaction pursuant to the German Transformation Act (Umwandlungsgesetz) or any similar retroactive transaction under the laws of any other jurisdiction involving a Target Group Company after the Closing Date with retroactive legal effect for Tax purposes on a Pre-Effective Date Tax Period; or
(g)the Sellers prove that the Tax liability is caused by the Purchaser not complying with Section 19.9.
19.10Tax Returns
The Sellers shall, at their own cost, prepare and timely file, or cause to be prepared and timely filed, taking into account all extensions legally obtained, all Tax Returns that are required to be filed on or before the Closing Date by or with respect to the Target Group Companies, and the Sellers shall timely remit or cause to be timely remitted to the appropriate Tax Authority all Taxes that are shown as due and payable on such Tax

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Returns. Purchaser is in sole control of all Tax Returns that are required to be filed after the Closing Date by or with respect to the Target Group Companies.
19.11Tax Matters
Purchaser shall promptly notify the Sellers' Representative upon receipt by any of Target Group Company of a written notice of any claims, assessments, audits or similar events with respect to Taxes for which Sellers would be liable under this Agreement (any such claim, assessment, audit or similar event, a "Tax Matter"). Following the Closing Date, Purchaser shall have the right in its sole discretion to control the conduct of, and to settle, adjust or compromise, any such Tax Matter and shall use commercially reasonable efforts to keep the Sellers' Representative informed of material developments relating to such Tax Matter and to consult with the Sellers' Representative regarding settlement negotiations and any settlement of such Tax Matter.
19.12Information and Assistance
The Parties shall furnish or cause to be furnished to each other, upon request, and each at their own expense, as promptly as practicable, such relevant information and assistance relating to the Target Group Companies as is necessary for the preparation and filing of any Tax Return and for the preparation for any Tax audit or similar proceeding with a Tax Authority.
19.13Limitations
Any claims of the Purchaser pursuant to Section 19 (including for Breaches of a Tax Warranty) shall be time-barred upon the expiration of a period of six (6) months after the earlier of (i) the finally binding and non-appealable assessment (formelle und materiell bestandskräftige Festsetzung) of the relevant Tax or (ii) without such assessment, the expiry of the statutory limitation period for the relevant Tax under applicable Tax Law, provided that in any case no claims of the Purchaser pursuant to Section 19 (including for Breaches of a Tax Warranty) shall be time-barred before the expiration of six (6) months after the Closing Date.
19.14Withholding
(a)If and to the extent the Purchaser or any Beneficiary has any outstanding claim(s) against a Seller as of the Earn-Out Payment Date arising from or in connection with a Breach of a Tax Warranty or under the Tax Indemnity, the Purchaser shall be entitled to withhold (Zurückbehaltungsrecht) such amount from the Earn-Out payable by the Purchaser to such Seller on the Earn-Out Payment Date (thereby correspondingly reducing the Earn-Out Share Portion and the Independent Group Earn-Out Cash Portion pursuant to Section 5.5), provided that the Purchaser has duly delivered a notice in respect of such claim(s) to the Sellers' Representative no later than ten (10) Business Days prior to the Earn-Out Payment Date. The withholding right (Zurückbehaltungsrecht) pursuant to this Section 19.13 may be exercised by the Purchaser by notice in Text Form to the Sellers' Representative.
(b)The Purchaser's withholding right (Zurückbehaltungsrecht) under this Section 19.13 shall lapse with ex nunc effect if, and to the extent that, (i) the outstanding claim(s) in respect of which the Purchaser has exercised such withholding right (Zurückbehaltungsrecht) remain disputed by the respective Seller and (ii) the Purchaser has not initiated proceedings before competent state

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or arbitration courts, as applicable, to pursue such outstanding claim(s) within three (3) months after the Earn-Out Payment Date. If, and to the extent that, the withholding right (Zurückbehaltungsrecht) lapses pursuant to this Section 19.13(b), the relevant withheld portion of the Earn-Out shall become payable by the Purchaser to the relevant Seller (to be settled in cash and Earn-Out Shares in accordance with the principles set out in Section 5.5) within fifteen (15) Business Days following such lapse.
19.15Payments
Any payments by the Sellers to Purchaser pursuant to Section 19 shall be treated as corresponding reductions of the Purchase Price.
19.16Participation Rights of Sellers
The Sellers shall be entitled, at their own cost, to participate fully in any administrative or court proceedings which relate to the Tax Matters (the "Sellers' Tax Proceedings"), provided that the Sellers comply with any requests or deviating instructions by the Insurer regarding their exercise of the following rights, such that the Purchaser shall (without limitation):
(a)not settle any Sellers' Tax Proceeding without prior consultation with and the prior written consent of the Sellers, such consent not to be unreasonably withheld, conditioned or delayed;
(b)provide the Sellers' Representative with copies of any Tax assessment notice (Steuer- oder Feststellungsbescheid), liability notice (Haftungsbescheid), any other administrative act (Verwaltungsakt), and any written correspondence, documents or information which relate to a Sellers' Tax Proceeding and are received or made by a Target Group Company after the Closing Date as well as afford the Sellers' Representative at least five (5) Business Days to review and comment on such documentation;
(c)permit the Sellers' Representative (at their own cost) to examine and take extracts from the books, records, data and other information of the Target Group Companies relevant to a Sellers' Tax Proceeding and grant the Sellers' access to the Target Group Companies' representatives for interviews and witness statements during normal business hours and in reasonable locations;
(d)keep the Sellers reasonably informed of proposed meetings with any Tax Authority which relate to a Sellers' Tax Proceeding and, allow the Sellers' Representative to attend such meetings and, where the Sellers' Representative so request, provide a detailed written description to the Sellers' Representative of the outcome of meetings and discussions to which the Seller' Representative was not present;
(e) take such action as the Sellers' Representative may reasonably request to contest, avoid, resist, compromise or otherwise defend a Tax Matter; and
(f)provide the Sellers' Representative with such other information and assistance in connection with any Sellers' Tax Proceeding as the Sellers' Representative may reasonably request.

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19.17No Double Counting
Any claim of the Purchaser or the Sellers under this Section 19 shall not be indemnified or satisfied again under another provision of this Agreement.
19.18Liability Cap
Subject to the provisions of Section 19.13, the aggregate liability of the Sellers and Founder (1) Vehicle for any and all claims of the Purchaser under or in connection with a Breach of Tax Warranties or a claim under the Tax Indemnity shall be limited to EUR 1. For the avoidance of doubt, the withholding and compensation mechanism for Breaches of Tax Warranties or under the Tax Indemnity as set out in Section 19.13 shall remain unaffected by, and shall not be subject to, the afore-stated cap.
19.19Other rights
Subject to Section 19.16 any other rights of Purchaser under this Agreement shall remain unaffected by this Section 19. Purchaser is entitled to freely determine which rights under this Section 19 and under this Agreement Purchaser will pursue and in which order such rights will be pursued.
20.Confidentiality, Announcements and Press Releases
20.1Confidentiality
(a)The confidentiality obligations set forth under this Section 20.1 ("Confidentiality Obligations") shall apply between the Parties with effect and starting as of the Signing Date. In case of conflicting provisions, the stricter confidentiality obligation shall apply.
(b)Each Party shall treat (i) the contents of this Agreement, (ii) all information relating to the other Party and (iii) (in case of the OGI Parties and the Company: prior to the Closing Date, in case of the Sellers' Parties: after the Closing Date) all documents and information relating to the Business and the Target Group, in each case of (i) to (iii) obtained as a result of negotiating, entering into, performing or enforcing its rights under this Agreement, (collectively "Confidential Information") confidential and shall not disclose such Confidential Information to any third party. The Confidentiality Obligations shall not apply to such information which
(i)as of the date of this Agreement is, or after the date of this Agreement becomes, generally available to the public, other than as a result of any breach of the Confidentiality Obligations;
(ii)is already known to the disclosing Party as of the date of this Agreement, unless such information
(1)was obtained in breach of any restriction on disclosure or confidentiality obligations or
(2)was provided to such Party or its Affiliates or their respective Directors, officers, employees or advisers confidential information under a confidentiality agreement;

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(iii)becomes available to the disclosing Party on a non-confidential basis from a source other than any other Party or its Affiliates or their respective Directors, officers, employees or advisers, provided that such source is not legally or contractually prohibited from disclosing such information to such Party or
(iv)is independently developed by the disclosing Party without violating the Confidentiality Obligations.
(c)This Section 20.1 shall not prohibit the disclosure of any Confidential Information
(i)to the extent required by Applicable Law or required or formally requested by a Governmental Authority, Tax Authority or stock exchange having jurisdiction over the respective Party or any of its respective Affiliates;
(ii)if and to the extent that such disclosure is required for the purpose of any judicial, arbitration or other similar proceedings (including the judicial enforcement of the respective Party's rights under this Agreement) or
(iii)by a Party to any of its (current and future, direct and indirect) shareholders, investors or Affiliates or to their respective Directors, officers, employees or advisers, where such person has a business-related need to have access to such information and provided such disclosure is on terms that
(1)such person is subject to professional confidentiality obligations and the respective Party undertakes to procure that such person is not released from such professional confidentiality obligations or
(2)such person (i) undertakes to comply with the provisions of this Section 20.1 in respect of such contents as if it were a party to this Agreement or (ii) is bound by other confidentiality provisions which are not less strict than the provisions under this Section 20.1 and which are for the benefit of the Parties to this Agreement, and the respective Party shall be liable for any breach of this Section 20.1 by such person.
(d)Notwithstanding the foregoing, a Party may disclose Confidential Information to existing or prospective investors, shareholders, limited partners, co-investors, financing sources, and their respective representatives (including legal, financial, and other professional advisors) in connection with actual or potential equity or debt financings, fundraising activities, or similar transactions, provided that such recipients are subject to confidentiality obligations no less protective than those set forth in this Agreement (whether by contract, professional duty, or operation of law).
(e)Notwithstanding anything else in this Agreement, the restrictions contained in this Section 20.1 shall continue to apply after Closing for the duration of five (5) years.
20.2Announcements and Press Releases
No announcement or statement about this Agreement or the subject matter of, or any matter referred to in, this Agreement shall be made or issued by or on behalf of any Party

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without the prior approval of the other Parties in Text Form, except that any Party may make such announcements that are required under Applicable Law or stock exchange requirements applicable to the respective Party. Prior to the Signing Date, the Parties shall consult in good faith on the press release that will be issued by or on behalf of the relevant Parties on the Signing Date.
21.Non-Competition and related Covenants
21.1Definitions
In this Section:
(a)[*]
(b)[*]
(c)"Restricted Period" means a period of three (3) years starting on the Closing Date;
(d)"Minority Interests" means any financial interest of a person in any listed or unlisted companies if that person and any person connected to him or them together hold securities which amount to less than 10% of the issued securities of that class and which, in all circumstances, carry less than 10% of the voting rights (if any) attaching to the issued securities of that class, and provided that such person and any person connected to him or them, is not involved in the management of the business of the issuer of the relevant securities or of any person connected with it other than by the exercise of voting rights attaching to the securities; and
(e)a reference to a person being concerned or interested in a Restricted Business includes being concerned or interested or doing that act or thing:
(i)for its own account or for the account of another person;
(ii)independently or jointly with another;
(iii)directly or indirectly; or
(iv)as shareholder, principal, partner, Director, employee, contractor or agent.
21.2Non-Competition
At any time during the Restricted Period, neither Founder (1) nor the Founder (1) Vehicle shall, directly or indirectly, or on behalf of any third party, unless approved by the Purchaser in writing:
(a)establish a business which competes with the Restricted Business or offer or sell any services or products that are within the scope of the Restricted Business and within the Restricted Area ("Competitive Activities");
(b)acquire or own in any manner any interest in any person that is engaged in any Competitive Activities except for

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(i)the acquisition of Minority Interests in listed and unlisted companies which are acquired purely for personal investment purposes and not with a view to exercising influence or control; and
(ii)Equity Interests in Parent;
(c)serve as a consultant or advisor to, or otherwise participate in the management or operation of, any person which engages in any Competitive Activities. The Parties herewith agree that any activities listed in Annex 21.2(c) shall not fall within the scope of these non-compete covenants and shall not be considered as a breach of this Section 21.2, in each case to the extent that any such activity is not conducted on behalf of a business which competes with a Restricted Business.
21.3Non-Solicitation
At any time during the Restricted Period, neither Founder (1) nor the Founder (1) Vehicle shall, directly or indirectly, or on behalf of any third party:
(a)    solicit, entice or induce any employee, agent, officer or Director of the Target Group or any person who has been employed or has performed services for the Target Group during the two (2) preceding years at that point in time to terminate his or her employment or other relationship with the respective company of the Target Group; or
(b)    knowingly solicit, entice or induce any vendor or solicit, entice or induce any customer of the Target Group to terminate or diminish its relationship with, alter the terms to the detriment of, or otherwise adversely affects its relationship with the respective company of the Target Group.
21.4Non-disparagement
At any time during the Restricted Period, no Sellers' Party shall, directly or indirectly, make any statements in writing or otherwise that disparage the reputation or character of any OGI Party, the Target Group or any of their respective present or future, direct or indirect subsidiaries, shareholders, investors, Affiliates or divisions or any of their respective Directors, officers, employees or stockholders at any time for any reason whatsoever, except that nothing in this Section 21.4 shall prohibit a Sellers Party from giving truthful testimony on any litigation or administrative proceedings in connection with which such Sellers' Party is required by law to give testimony. This Section 21.4 shall apply mutatis mutandis for the OGI Parties with respect to the Sellers' Parties and any of their respective present or future, direct or indirect subsidiaries, shareholders, investors, Affiliates or divisions or any of their respective Directors, officers, employees or stockholders.
21.5Measure of damages for breach of covenants
If the Founder (1) or the Founder (1) Vehicle, respectively, breaches any of the covenants set forth in Sections 21.2 and 21.3, then Founder (1) or the Founder (1) Vehicle, respectively, shall be required to pay a contractual penalty of
(a)the sum of EUR 1,000,000; and
(b)in case of a continuing violation for each further month during which or part of which the violation continues a further sum in the amount of EUR 500,000

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to the Purchaser as compensation for its estimated losses incurred as a result of such breach. Any rights of Purchaser or any other OGI Party to request any additional damages or to request Founder (1) or the Founder (1) Vehicle, respectively, from discontinuing the violation of this covenant shall remain unaffected. The above contractual penalty can for Founder (1) or the Founder (1) Vehicle only be applied once, even if Founder (1) or the Founder (1) Vehicle have both the non-competition.
21.6Reasonableness of restrictions and severance
(a)The Parties consider that the restrictions contained in this Section 21 (both separately and taken together) are no greater than is reasonable and necessary for the protection of the OGI Parties' legitimate interests.
(b)If any restriction contained in this Section 21 is held to be invalid or unenforceable but would be valid and enforceable if part of the wording of the restriction is deleted or the Restricted Period is shortened or the Restricted Business or Restricted Area is reduced in scope, the restriction applies with such modification as is necessary to make it valid and enforceable.
22.Additional Financing
On or immediately after Closing, the Purchaser shall, or shall procure that any of its Affiliates (other than the Target Group), grant to the Company, or to such other Target Group Company as notified by the Company to the Purchaser at least five (5) Business Days prior to the Scheduled Closing Date, a shareholder loan in the principal amount of EUR 12,000,000.00 (in words: EUR twelve million), on terms substantially as set out in Annex 22 [*] for the financing working capital during the Earn-Out Period. The Additional Financing shall be due for repayment on the Earn-Out Date.
23.Notices
All notices and other communications hereunder shall be made Text Form, in English and shall be sent by email with acknowledgement of receipt, mail or courier to the following addresses
If to the Sellers' Parties, the Sellers' Representative, or (prior to Closing) the Company, to:
[*]

[*]

[*]
[*]
[*]
If to the OGI Parties, or (after Closing) the Company to:

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Organigram Global Inc.
[*]
#1400 145 King St. West
Toronto ON M5H 1J8Toronto ON M5H 1J8
[*]
With a copy (which shall not constitute notice) to:
[*]
[*]
or to such other recipients or addresses which may be notified by the Sellers' Representative, the OGI Parties or the Company to the other Parties in the future in Text Form.
24.Costs
24.1All costs, including fees, expenses and charges, in connection with the preparation, negotiation, execution and consummation of this Agreement or the transactions contemplated herein, including, without limitation, the fees and expenses of professional advisors, shall be borne by the Party commissioning such costs.
24.2The costs for the notarization of this Agreement or in connection with the consummation of the Transaction shall be borne by the Purchaser.
24.3Any stamp duties, stamp duty reserve tax, other transfer taxes (e.g. real estate transfer taxes) and duties (irrespective of whether the Sellers or the Purchaser is the Tax payer), except for VAT to which Section 2.2 shall apply, and any transfer costs (including notarial fees and land registry fees, if any) attributable to the Transaction shall be borne by the Purchaser. Each Party and its shareholders shall bear their personal Taxes connected with the execution and consummation of this Agreement and the transactions contemplated herein.
25.Sellers' Representative
25.1The Sellers' Parties hereby grant [*] ("Sellers' Representative") to be their representative and authorise them to make and receive any notice or communication under or in connection with this Agreement on behalf of any one or more of the Sellers' Parties.
25.2The OGI Parties are entitled (but not obliged) to have regard only to notices or other communications issued on behalf or any one or more of the Sellers' Parties if they have been made by the Sellers' Representative and is entitled to assume that a notice or other communication made by the Sellers' Representative has been issued on behalf of all of the Sellers' Parties, unless otherwise expressly stated in that notice or other communication. Similarly, the OGI Parties are entitled (but not obliged) to send a notice or other communication to one or more of the Sellers' Parties by sending it to the Seller's Representative, indicating in such notice or other communication to which of the Sellers' Parties it is addressed. Service of a notice or other communication on the Sellers' Representative is deemed to constitute valid service of that notice or other communication on those of the Sellers' Parties to whom it is addressed

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25.3The Sellers' Representative shall be authorized, under release from any restrictions of multiple representation as far as legally possible, to exercise the Sellers' Parties rights and fulfil the Sellers' Parties obligations pursuant to this Agreement. The authority of Sellers' Representatives does not comprise initiation of or receipt of service of process for legal proceedings of a Sellers' Party arising out of or in connection with this Agreement.
25.4The Sellers' Parties shall have the right to collectively replace the Sellers' Representative and appoint another Seller as the new Sellers' Representative by providing notice thereof to the Purchaser in Text Form. The replacement shall become effective upon receipt of such notice by the Purchaser, and the OGI Parties shall thereafter be entitled to rely on the authority of the newly appointed Sellers' Representative in the same manner as set out in this Section 25.
26.Agent for Service
26.1The Sellers' Parties hereby appoint [*] as their agent for service of process (Zustellungsbevollmächtigter) for all legal proceedings involving a Sellers' Party or the Sellers' Parties (as applicable) arising out of or in connection with this Agreement ("Sellers' Agent"). This appointment shall only terminate upon the appointment of another Sellers' Agent domiciled in Germany, provided, however, that such appointment has been notified to the Purchaser. The Sellers' Parties shall promptly after the date hereof and upon the appointment of a new Sellers' Agent (as the case may be) issue to the Sellers' Agent a written power of attorney (Vollmachtsurkunde) and shall instruct him or her accordingly.
26.2The OGI Parties hereby appoint the Purchaser, with [*] as their agent for service of process (Zustellungsbevollmächtigter) for all legal proceedings involving an OGI Party or the OGI Parties (as applicable) arising out of or in connection with this Agreement ("Purchaser's Agent"). This appointment shall only terminate upon the appointment of another Purchaser's Agent domiciled in Germany, provided, however, that such appointment has been notified to the Sellers' Representative. The OGI Parties shall promptly after the date hereof and upon the appointment of a new Purchaser's Agent (as the case may be) issue to the Purchaser's Agent a written power of attorney (Vollmachtsurkunde) and shall instruct him or her accordingly.
27.Default Interest
If any amount due for payment under this Agreement is not fully paid at the relevant due date that party automatically be in default of payment and the outstanding amount shall bear interest at the rate of 8% (eight per cent) per annum calculated on the basis of number of days divided by 365 calendar days for the period from (and including) the relevant due date up to (and including) the date of actual payment, and accruing on a daily basis. This rate applies to any period after a judgement as well as before a judgement.
28.Miscellaneous
28.1Entire Agreement
(a)Entire Agreement. This Agreement contains the entire agreement and understanding of the Parties and supersedes all prior agreements, understandings or arrangements (both oral and written) relating to the subject matter of this Agreement. Side-letters or supplementary agreements to this Agreement do not exist.

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(b)No reliance on a statement outside this Agreement. Each Party agrees and acknowledges that it has not relied on or been induced to enter into this Agreement by a warranty, statement, representation or undertaking which is not expressly included in this Agreement.
(c)No remedy for a statement outside this Agreement. No Party has any claim or remedy in respect of a warranty, statement, misrepresentation (whether negligent or innocent) or undertaking made to it by or on behalf of another party in connection with or relating to the Transaction which is not expressly included in this Agreement.
(d)Fraud. Nothing in this Agreement limits or excludes liability arising as a result of fraud (Arglist), willful (vorsätzlich) acts and/or wilful deceit (arglistige Täuschung).
28.2Third-party Rights
This Agreement shall not grant any rights to, and is not intended to operate for, the benefit of third parties (echter Vertrag zugunsten Dritter), unless otherwise explicitly provided for herein.
28.3Amendments
No amendment, supplement, termination or replacement of this Agreement or any of its terms (including the Text Form requirement pursuant to this Section 28.3) shall be effective, unless in Text Form and signed by or on behalf of each Party, provided that no other, stricter, form is required by mandatory law.
28.4No Waiver
Failure to exercise, or a delay in exercising, a right or remedy provided by this Agreement or by law does not constitute a waiver of the right or remedy or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents the further exercise of the right or remedy or the exercise of another right or remedy. A waiver of a breach of this Agreement does not constitute a waiver of a subsequent or prior breach of this Agreement.
28.5Foreign Terms
If provisions in this Agreement include English terms after which either in the same provision or elsewhere in this Agreement German terms have been inserted in brackets and/or italics, the respective German terms alone and not the English terms shall be authoritative for the interpretation of the respective provisions.
28.6Assignment
(a)Unless expressly provided for otherwise in this Agreement, no Party (or their successors and assigns) shall, without the prior written consent of the other Parties, be entitled to assign, charge or otherwise dispose of any of its rights under this Agreement in whole or in part.
(b)Notwithstanding the provisions of Section 28.6(a), the Sellers' Parties hereby agree that the OGI Parties may assign all or part of its rights and claims under or in connection with this Agreement to (i) any of its Affiliates or (ii) banks, or other financial institutions financing a portion of the Closing Payment and any other

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payment obligations of the Purchaser under this Agreement or security or administrative agents in respect thereto.
28.7No Set Off or Withholding
Neither Party shall be entitled and each Party hereby expressly waives and excludes any right (i) to set off (aufrechnen) any rights or claims it may have against any other Party or any of its Affiliates against any rights or claims which such other Party or any of its respective Affiliates may have under or in connection with this Agreement or otherwise or (ii) to refuse or delay payment on the basis of any retention right (Zurückbehaltungsrecht), in each case unless expressly provided for otherwise in this Agreement and except for claims which have been acknowledged (anerkannt) in writing by the other Party or have been confirmed by final decision of a competent court (Gericht).
28.8Governing Law; Dispute Resolution
(a)This Agreement shall be exclusively governed by German law (without its choice of law provisions). The United Nations Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.
(b)The Parties agree on the exclusive jurisdiction of the Commercial Court of Stuttgart for all disputes arising out of or in connection with this Agreement. To the extent that the amount in dispute is less than EUR 500,000, the Parties agree that the dispute will be decided exclusively by the Commercial Chambers of the Regional Court of Stuttgart. The proceedings will be conducted in English. The parties waive their right to request a translation of German documents submitted as annexes to pleadings or otherwise introduced into the proceedings.
28.9Invalidity
If one or several provisions of this Agreement become invalid or unenforceable, the remaining provisions hereof shall not be affected thereby, and instead of the invalid or unenforceable provision such valid and enforceable provision shall be deemed to be agreed as the Parties hereto would have chosen on entering into this Agreement in order to reach the economic effect of the provision to be replaced, if they had foreseen the invalidity or unenforceability. The foregoing shall apply accordingly to matters to which this Agreement is silent (Vertragslücke). It is the express intent of the Parties that this Section 28.9 shall not be construed as a mere reversal of burden of proof (Beweislastumkehr) but as a contractual exclusion of section 139 BGB in its entirety.

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29.Definitions and Interpretation
29.1Definitions
To the extent certain terms are defined in this Agreement, such definitions shall apply uniformly in the entire Agreement unless explicitly specified otherwise. The following terms are hereby defined as follows:

"Affiliates"
shall mean any individual person(s) or Legal Entity/Entities which is/are affiliated enterprise(s) (verbundene Unternehmen) within the meaning of Section 15 et seq. AktG provided that in relation to the Sellers' Parties the term "Affiliate" shall in any event also comprise any entity that is regularly advising or managing the relevant Sellers' Party or any of its Affiliates in respect of its investment activities.

"AktG"	shall mean the German Stock Corporation Act (Aktiengesetz).
"Applicable Law(s)"
shall mean all applicable laws, rules, regulations, ordinances, directives, statutes, authorizations, permits, licenses, notices, instructions, decrees, administrative practices, formal or informal guidance, policies, measures or publications of any public authority or any other relevant regulator, any judgment or judicial practice of any court, any rules of any stock exchange on which the shares of any Party (or its holding company) are listed.

"AWV"	shall mean the German Foreign Trade and Payments Ordinance (Außenwirtschaftsverordnung)
"BGB"	shall mean the German Civil Code (Bürgerliches Gesetzbuch).
"Beneficiaries"	shall mean the Purchaser, any Affiliates of the Purchaser, the Target Group Companies, and their respective Directors and employees, and "Beneficiary" means any of them.
"Business Day(s)"
shall mean any days other than Saturdays, Sundays and public holidays, each in Toronto, Ontario, Moncton, New Brunswick (each Canada), or New York City, New York (each USA), or London (United Kingdom), or Munich, Berlin (each Germany).

"Business Plan"	shall mean the documents and information attached as Annex 29.1(i).
"DAML"	shall mean defence against money laundering.
"DAML Consent"	shall mean the express or deemed consent issued by the UK's National Crime Agency ("NCA"") in response to a request for a DAML.
"Data Room"
shall refer to information uploaded to the virtual data room (and not thereafter deleted) serviced by Drooms and made available to the Purchaser and the Purchaser's advisors for inspection until 14 February 2026, 3:00 PM CET.

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"Directors"
shall mean a member of the board of directors or equivalent body of a company, corporation or other body corporate and includes a managing director of such company, corporation or other body corporate from time to time, and "Director" means any of them.

"Disposal" or to "Dispose"
shall mean any sale, disposal, transfer, pledge or Encumbrance by a Sellers' Party of its/his/her Sellers' Organigram Shares or parts thereof or of any other right arising from or in connection with its/his/her Sellers' Organigram Shares (including entering into any vote pooling or other agreements under which it/he/she undertakes to vote its/his/her Sellers' Organigram Shares in a specific manner or upon direction of a third party, any short selling, any derivative trading and any other hedging) or entering into any agreement or undertaking to do so.

"Encumbrances"
shall mean a charge, debenture, mortgage, pledge, lien, security interest, title retention, assignment, restriction, right of first refusal, option, right of pre-emption or other third party right or interest of any kind, whether granted for the purpose of security or not and "Encumbrances" means all those kinds of right or interest.

"Equity Interests"	shall mean any shares, partnership interests or other equity interests or voting rights in any Legal Entity.
"EStG"	shall mean the German Income Tax Act (Einkommensteuergesetz).
"GAAP"
shall mean accounting (including valuation and consolidation) principles generally accepted in the stated jurisdiction, including self-regulations and standards set by standard-setting institutions operating subject to such principles.

"German GAAP"
shall mean the German general accounting rules (including any discretionary rights on whether to include and how to value items (Bilanzierungs- und Bewertungswahlrechte) pursuant to the German Commercial Code (HGB) and German generally accepted accounting principles (Grundsätze ordnungsmäßiger Buchführung und Bilanzierung)).

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"Governmental Authority"
shall mean any: (i) multinational or supranational body exercising legislative, judicial or regulatory powers; (ii) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (iii) German or non-German federal, state, provincial, local, municipal, or other government; (iv) instrumentality, subdivision, department, ministry, board, court, administrative agency or commission, or other governmental entity, authority or instrumentality or political subdivision thereof; or (v) any quasi-governmental, professional association or organization or private body exercising any executive, legislative, judicial, regulatory, taxing, importing or other governmental functions or any stock exchange or self-regulatory organization.

"HGB"	shall mean the German Commercial Code (Handelsgesetz-buch).
"Legal Entity"	shall mean any corporation, company, partnership, association or other legal entity, whether having separate legal personality or not, established pursuant to the laws of any jurisdiction.
"Material Adverse Change"
shall mean any change, occurrence, event or effect which, individually or in the aggregate with any other such event, fact, matter, change of occurrence, is or could reasonably be expected to be materially adverse to the business, results, profits, financial condition, assets, properties, liabilities, operations or prospects of the Target Group, unless such change, occurrence, event or effect were Fairly Disclosed prior to the Signing Date in the Data Room or any Warranty Disclosures. For the purposes of this definition of "Material Adverse Change", the business scenarios presented to the OGI Parties and disclosed in the Data Room in folder 11 (Visit) with respect to ongoing regulatory changes shall be deemed to have been Fairly Disclosed.

"MI 61-101"	shall mean Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.
"NASDAQ Notification"	shall mean the notification of the NASDAQ in respect of Parent's listing of the Sellers' Organigram Shares and the Parent Shares issuable in connection with the Private Placement on the NASDAQ.
"Private Placement"	shall mean the non-brokered private placement of Parent Shares, the proceeds of which will be used to fund, among other things, the Closing Payment.

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"Parent Meeting"
shall mean the special meeting of the Parent Shareholders to be held for the purpose of considering and approving the Transaction Resolutions, including without limitation, any adjournments or postponements of such meeting.

"Parent Shareholder Approval"
shall mean, collectively: (i) the approval by a majority of the votes cast on the Transaction Resolutions by the Parent Shareholders at the Parent Meeting, present in person or represented by proxy at the Parent Meeting, voting as a single class, excluding the votes cast by the Parent Shareholders required to be excluded pursuant to MI 61-101, and (ii) the approval by a majority of the votes cast on the Transaction Resolutions by the Parent Shareholders at the Parent Meeting, present in person or represented by proxy at the Parent Meeting, excluding the votes cast by the Parent Shareholders required to be excluded pursuant to the TSX Company Manual.

"Parent Shareholders"	shall mean, collectively, all Persons that own and/or control, directly or indirectly, Parent Shares, and "Parent Shareholder" means any one of them.
"Parent Shares"	shall mean any Parent Common Shares and Parent Preferred Shares issued in the share capital of the Parent from time to time, and "Parent Share" means any of them.
"Parent Common Shares"	shall mean any common shares in the capital of the Parent from time to time, and "Parent Common Share" means any of them.
"Parent Preference Shares"	shall mean any class A preferred shares in the capital of the Parent from time to time, and "Parent Preference Share" means any of them.
"Relevant Agreements"	shall mean the service, employment, consultancy or comparable agreements that exist between Founder (1), on the one side, and the Target Group Companies, on the other side, from time to time.
"Relevant Offices"	shall mean the positions that the Founder (1) holds at the Target Group Companies from time to time, particularly as Director, officer or member of an advisory, supervisory or similar board.
"Relief"
shall mean a relief, allowance, credit, deduction, reduction, reduced rate, exemption or set off in respect of any Tax or relevant to the computation of any income, profits or gains, or a right to repayment or saving of Tax.

"Sellers' Proportion"	shall mean, in respect of each Seller, the ratio of the portion of the Purchase Price actually received by such Seller to the aggregate Purchase Price actually received by all Sellers.

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"Signing Date"	shall mean the date on which this Agreement is executed by all Parties hereto in a legally binding way.
"Text Form"
shall mean text form pursuant to section 126b BGB ("Text Form", including for the avoidance of doubt, email, exchange of pdf documents by email or facsimile or exchange of documents with electronic signature.

"TSX"	shall mean the Toronto Stock Exchange or any successor thereto.
"TSX Approval"
means the conditional approval of (i) the issuance of the Consideration Shares, the issuance of the Consideration True-Up Shares, the issuance of the Earn-Out Shares and the conditional listing by the TSX of the Sellers' Organigram Shares, and (b) the Private Placement and the conditional listing by the TSX of the Parent Shares issuable in connection therewith.

"TSX Company Manual"	means the Toronto Stock Exchange Company Manual, as amended or supplemented from time to time.
"Transaction Resolutions"
means the resolutions of the Parent Shareholders approving the issuance of the Consideration Shares, the issuance of the Consideration True-Up Shares, the issuance of the Earn-Out Shares, the Private Placement and the transactions contemplated thereby, which is to be considered at the Parent Meeting, and shall be substantially in the form and content of Annex 29.1(ii) hereto.

"UmwG"	German Transformation Act (Umwandlungsgesetz).
29.2Interpretation
In this Agreement, unless the context otherwise requires:
(a)references to this Agreement shall include the annexes ("Annexes") and Schedules ("Schedules") thereto and recitals thereof ("Recitals"), and references to "Annexes", "Schedules", "Recitals" and "Sections" are to Annexes and Schedules to, and Recitals and Sections ("Sections") of this Agreement, unless a different intention clearly appears or stated otherwise;
(b)in this Agreement, the headings are inserted for convenience only and shall not affect the interpretation of this Agreement;
(c)the Recitals form part of this Agreement and do affect the interpretation of this Agreement;
(d)the Annexes and Schedules comprise the schedules and annexes to this Agreement and form an integral part of this Agreement, and have the same force and effect as if expressly set out in the body of this Agreement. Any capitalized terms used in any Annex or Schedule but not otherwise defined therein shall be defined as set forth in this Agreement;
(e)references to this Agreement, any ancillary document or to any other document, or to any specified provision of this Agreement, any ancillary document or any

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other document, are to this Agreement, that document or that provision as in force for the time being, as amended, modified, supplemented, varied, assigned or novated in any manner from time to time;
(f)references to a "company" are construed so as to include any company, corporation or other Legal Entity, wherever and however incorporated or established;
(g)references to a "person" include a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership, works council or employee representative body (in each case, whether or not having separate legal personality and whether or not being incorporated) and its respective legal successors and assignees;
(h)references to the words "include", "including", "in particular" or "for example" (or words of similar effect) shall not be interpreted as words of limitation and general words introduced by the word "other" (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded or followed by words indicating a particular class of acts, matters or things and general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the particular words;
(i)the terms "hereof", "herein" and "hereunder" shall refer to this Agreement as a whole and not to a specific provision of this Agreement;
(j)except where the context specifically requires otherwise, words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;
(k)references to "writing" or "written" include communication made by post, facsimile or email and all qualified and non-qualified electronic signatures, like DocuSign;
(l)any reference to books, records or accounts means books, records or accounts in any form including paper, electronically stored data, magnetic media, film and microfilm;
(m)references to amounts are exclusive of any VAT;
(n)references to times of the day are to Central European Time (CET);
(o)whenever in this Agreement a Party shall "procure", "cause", "ensure" or undertake a similar activity to do something, such Party shall be obliged to use all means available to it under applicable law, including any right to direct or cause the direction of a person, entity or any corporate. For the avoidance of doubt, when a Party undertakes to procure, cause, ensure or undertake a similar activity to do something, it assumes an obligation for results (Erfolgsschuld) within the limits of the applicable laws and not only to use its best efforts (erforderliche Sorgfalt) to do so, unless explicitly provided otherwise.
(p)With respect to any and all provisions in this Agreement under which the Sellers undertake to "procure" any acts or omissions, such undertaking to procure

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shall, for each Seller on a several (and not joint) basis, only comprise an obligation of such Seller to refrain from exercising its rights as a shareholder in a way that would enable or permit the Company to violate the obligation to procure the relevant act or omission. The Sellers hereby instruct the Company and its management to fully comply with the covenants set forth in this Agreement, in particular in Section 11 and undertake vis-à-vis the OGI Parties not to revoke such instruction or issue any conflicting instructions;
(q)references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept, in respect of any jurisdiction other than England, are deemed to include the legal concept which most nearly approximates in that jurisdiction to the English legal term;
(r)a reference to calendar month means a period from a specified day in one month to the day numerically corresponding to that day in the following month, less one;
(s)for the computation of a period of time stipulated in calendar days or Business Days, both the first and the last day shall be included; and
(t)any statutory provision or statue includes all modifications thereto and all re-enactments (with or without modification) thereof and all subordinate legislation made thereunder, in each case for the time being in force, except where the context requires otherwise.
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